As filed with the Securities and Exchange Commission on December 5, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 3 TO

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SKYPEOPLE FRUIT JUICE, INC.

(Exact name of registrant as specified in its charter)

Florida
(State or other jurisdiction of incorporation or organization)

2033
(Primary Standard Industrial Classification Code Number)

98-0222013
(I.R.S. Employer Identification Number)

16F, National Development Bank Tower,
Gaoxin 2nd Road, Xi’an, PRC 710075
011-86-29-88386415
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Yongke Xue
16F, National Development Bank Tower, Gaoxin 2nd Road,
Xi’an, PRC 710075
011-86-29-88386415
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Darren Ofsink, Esq.
GUZOV OFSINK LLC
600 Madison Avenue, 14th Floor,
New York, NY 10022

Approximate date of commencement of proposed sale to the public: From time to time after the Registration Statement has been declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

☐	Large accelerated filer
☐	Accelerated filer
☐	Non-accelerated filer
☒	Smaller reporting company

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING ANY OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED DECEMBER 5, 2008

PRELIMINARY PROSPECTUS

SKYPEOPLE FRUIT JUICE, INC.

2,833,333 Shares of Common Stock

(underlying Series B Preferred Stock)

7,000,000 Shares of Common Stock

(underlying warrants)

Offered by Selling Stockholders

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 9,833,333 shares of our Common Stock, including (i) 2,833,333 shares issuable to them upon conversion of Series B Preferred Stock issued to them in a private placement completed on February 26, 2008 (the “Private Placement”) and (ii) 7,000,000 shares of Common Stock issuable to them upon exercise of warrants issued to them in the Private Placement. The warrants have an exercise price of $3.00 per share (subject to adjustment) and expire on February 24, 2013.

The selling stockholders may offer all or part of their shares for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. To the extent the warrants are exercised for cash, if at all, we will receive the exercise price for those warrants. Under the terms of the warrants, cashless exercise is permitted in certain circumstances. We will not receive any proceeds from any cashless exercise of warrants. We will pay all of the registration expenses incurred in connection with this offering (estimated to be approximately $236,000), but the selling stockholders will pay all of the selling commissions, brokerage fees and related expenses.

We changed our name from Entech Environmental Technologies, Inc. to SkyPeople Fruit Juice, Inc. on May 23, 2008. Our Common Stock is quoted on the National Association of Securities Dealers Over-the-Counter Bulletin Board under the symbol “SPFJ.OB”. As of December 2, 2008, the last reported bid price for our Common Stock was $2.50 per share and the last reported asked price was $3.25 per share.

There is a limited market in our Common Stock. The shares are being offered by the selling stockholders in anticipation of the continued development of a secondary trading market in our Common Stock. We cannot give you any assurance that an active trading market in our Common Stock will develop, or if an active market does develop, that it will continue.

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 16 for a discussion of certain risk factors that you should consider. You should read the entire prospectus before making an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is _____________

-i-

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information other than that contained in this prospectus. The selling stockholders are offering to sell and seeking offers to buy shares of our Common Stock, including shares they acquire upon exercise of their warrants, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of its delivery or of any sale of our Common Stock. This prospectus will be updated and, as updated, will be made available for delivery to the extent required by federal securities laws.

No person is authorized in connection with this prospectus to give any information or to make any representations about us, the selling stockholders, the securities offered hereby or any matter discussed in this prospectus, other than the information and representations contained in this prospectus. If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us or any selling stockholder. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy the securities in any circumstance under which the offer or solicitation is unlawful. Neither the delivery of this prospectus nor any distribution of securities in accordance with this prospectus shall, under any circumstances, imply that there has been no change in our affairs since the date of this prospectus. This prospectus will be updated and updated prospectuses will be made available for delivery to the extent required by the federal securities laws.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND OTHER
INFORMATION CONTAINED IN THIS PROSPECTUS

This prospectus contains some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Forward-looking statements involve risks and uncertainties. Forward-looking statements include statements regarding, among other things, (a) our projected sales, profitability, and cash flows, (b) our growth strategies, (c) anticipated trends in our industries, (d) our future financing plans and (e) our anticipated needs for working capital. They are generally identifiable by use of the words “may,” “will,” “should,” “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” or the negative of these words or other variations on these words or comparable terminology. These statements may be found under “Management’s Discussion and Analysis of Financial Condition and Plan of Operation” and “Business,” as well as in this prospectus generally. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results.

Any or all of our forward-looking statements in this report may turn out to be inaccurate. They can be affected by inaccurate assumptions we might make or by known or unknown risks or uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this filing will in fact occur. You should not place undue reliance on these forward-looking statements.

Currency

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. References to “yuan” or “RMB” are to the Chinese yuan (also known as the Renminbi). According to xe.com, as of December 2, 2008 $1 = 6.88014 yuan.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Common Stock. You should read the entire prospectus, including “Risk Factors” (beginning on page 16) and the consolidated financial statements (beginning on page F-1) and the related notes before making an investment decision. Except as otherwise specifically stated or unless the context otherwise requires, the terms “Company,” we,” “our” and “us” refer collectively to SkyPeople Fruit Juice, Inc. (“SkyPeople”), Pacific Industry Holding Group Co., Ltd. (“Pacific”), a wholly-owned subsidiary of SkyPeople organized under the laws of Vanuatu, and Shaanxi Tianren Organic Food Co., Ltd. (“Shaanxi Tianren”), a 99%-owned subsidiary of Pacific organized under the laws of the People’s Republic of China (the “PRC”). All share and per share information concerning our Common Stock reflects a 1-for -328.72898 reverse stock split which became effective on May 23, 2008.

The Company

Business Overview

In a series of transactions that closed on February 26, 2008, we acquired the business and substantially all of the assets of Shaanxi Tianren Organic Food Co., Ltd., a PRC company (“Shaanxi Tianren”). As a result of that acquisition, Pacific Industry Holding Group Co., Ltd. (“Pacific”) a Vanuatu corporation, became our wholly owned subsidiary. Pacific in turn owns 99% of the equity interest of Shaanxi Tianren.

Through Pacific and Shaanxi Tianren, we are engaged in the business of research and development, production and sale of special concentrated fruit juices, fast-frozen and freeze-dried fruits and vegetable and fruit juice drinks.

On May 23, 2008, we amended the Company’s Articles of Incorporation and changed our name to SkyPeople Fruit Juice, Inc. to better reflect our business. On May 23, 2008 a 1-for-328.72898 reverse stock split of our outstanding shares of Common Stock and a mandatory 1-for-22.006 conversion of Series A Preferred Stock into our Common Stock, which had been approved by written consent of the holders of a majority of the outstanding voting stock, also became effective.

Principal Products

Our principal products include concentrated apple juice, concentrated pear juice, concentrated kiwifruit puree, fruit juice drinks, fresh fruits and organic fresh fruits.

There are two general categories of fruit and vegetable juices available in the market. One is fresh juice that is canned directly after filtering and sterilization upon being squeezed out of fresh fruits or vegetables. The other general category is juice drinks made out of concentrated fruit and vegetable juices. Concentrated fruit and vegetable juices are produced through pressing, filtering, sterilization and evaporation of fresh fruits or vegetables. They are used as the base material or ingredient for products such as drinks, fruit jams and fruit wines, etc. Concentrated juices are not drinkable. Instead, they are used as a basic ingredient for manufacturing.

Corporate History

We were initially incorporated in 1998 in Florida as Cyber Public Relations, Inc. for the purpose of providing internet electronic commerce consulting services to small and medium sized businesses. While we were operating under the name Cyber Public Relations, Inc. we never had any material operations or revenues. On January 21, 2004, pursuant to a Capital Stock Exchange Agreement between the stockholders of Environmental Technologies, Inc., a Nevada corporation, the Environmental Technologies stockholders transferred all of their shares of the Environmental Technologies stock to us in exchange for approximately 29,051 shares of our Common Stock.

As a result of the stock exchange discussed above, Environmental Technologies, Inc. became our wholly-owned subsidiary and the Environmental Technologies stockholders acquired approximately 97% of the issued and outstanding shares of our Common Stock. We changed the Company’s name from “Cyber Public Relations, Inc.” to “Entech Environmental Technologies, Inc.” Immediately following the exchange, Barron Partners LP (“Barron Partners”) acquired approximately 6,084 shares of our Common Stock and warrants for the purchase of approximately 21,750 shares of our Common Stock.  However, on September 30, 2004, Barron Partners agreed to the cancellation of all such warrants.

After our acquisition of Environmental Technologies, we operated, through our wholly owned subsidiary, H.B. Covey, Inc., a business providing construction and maintenance services to petroleum service stations in the southwestern part of the United States of America and installation services for consumer home products in Southern California.

During July 2007, we entered into a Stock Sale and Purchase Agreement to sell H.B. Covey, Inc. for an aggregate selling price of $100,000 in cash which we were to receive by September 30, 2007, and approximately 5,475 shares of Company stock which the Company was to receive or cancel from the then CEO and CFO, Burr Northrop, by December 31, 2007. The sale of the business was for the book value of the property and equipment assets resulting in a gain of approximately $34,000. Under the terms of the sale, HB Covey, Inc. assumed certain liabilities.

We completed the sale during July 2007 and received the $100,000 in cash from Burr Northrop by September 30, 2007 consistent with the Sale and Purchase Agreement. As of September 30, 2007, the 5,475 shares were not received or cancelled and the Company recorded a receivable for the fair value of these shares as of September 30, 2007 in the amount of $120,000. The Company received and cancelled the 5,475 shares during the quarter ended December 31, 2007 consistent with the Sale and Purchase Agreement.

Organizational History of Pacific Industry Holding Co., Ltd.

Pacific was incorporated under the laws of the Republic of Vanuatu on November 30, 2006. Until the consummation of the Share Exchange discussed in the section “Share Exchange and Private Placement Financing” below, Winsun Limited owned 10% of the outstanding capital stock of Pacific, China Tianren Organic Food Holding Company Limited owned 10% of the outstanding capital stock of Pacific and Fancylight Limited owned 80% of the outstanding capital stock of Pacific.

Organizational History of Shaanxi Tianren

Shaanxi Tianren Organic Food Co., Ltd. (“Shaanxi Tianren”) was formed on August 8, 2001 under PRC law under the original name of Xi’an Zhonglv Ecology Science and Technology Industry Co., Ltd. On June 16, 2005, the name of Shaanxi Tianren was changed to its current name, Shaanxi Tianren Organic Food Co., Ltd. In December 2003, Shaanxi Tianren switched from its original business of researching, producing and distributing biodegradation starch resin aggregate to developing, producing and distributing concentrated fruit juices.

Currently, Shaanxi Tianren is engaged in the business of research and development, production and sales of special concentrated fruit juices, fast-frozen and freeze-dried fruits and vegetables and fruit juice drinks.

In September 2007, Pacific acquired 99% of Shaanxi Tianren’s shares. Shaanxi Tianren converted from a PRC domestic company to a foreign Joint Venture company (the “JV”) by obtaining the approval of the PRC Ministry of Commerce.

Shaanxi Tianren’s current ownership structure is as follows:

Stockholder Name	Percentage
Pacific Industry Holding Group Co., Ltd.	99%
Yongke Xue	0.3%
Hongke Xue	0.3%
Xiaoqin Yan	0.2%
Yuan Cui	0.2%

Share Exchange and Private Placement Financing

Between February 22, 2008 and February 25, 2008, we entered into a series of transactions whereby we acquired 100% of the ownership interest in Pacific from the shareholders of Pacific in a share exchange transaction and raised $3,400,000 gross proceeds from certain accredited investors in a private placement transaction. These transactions, collectively hereinafter referred to as “Reverse Merger Transactions,” were consummated simultaneously on February 26, 2008 and as a result of the consummation of these transactions, Pacific is now a wholly-owned subsidiary of the Company.

Pacific’s only business is acting as a holding company for Shaanxi Tianren, in which Pacific holds a 99% ownership interest. Currently, Shaanxi Tianren is engaged in the business of research and development, production and sale of special concentrated fruit juices, fast-frozen and freeze-dried fruits and vegetables and fruit juice drinks.

The following sets forth the material agreements that the Company entered into in connection with the Reverse Merger Transactions and the material terms of these agreements:

Share Exchange Agreement

On February 22, 2008, the Company and Terrence Leong entered into a Share Exchange Agreement with Pacific and all of the shareholders of Pacific (the “Share Exchange Agreement”). Pursuant to the Share Exchange Agreement, the shareholders of Pacific agreed to exchange 100 ordinary shares of Pacific, representing a 100% ownership interest in Pacific, for 1,000,000 shares of a newly designated Series A Convertible Preferred Stock of the Company, par value $0.001 per share (the “Share Exchange” or the “Share Exchange Transaction”).

Stock Purchase Agreement

In connection with the Share Exchange Transaction, on February 25, 2008, the Company entered into a Series B Convertible Preferred Stock Purchase Agreement (the “Stock Purchase Agreement”) with certain accredited investors (the “Investors”), pursuant to which the Company agreed to issue 2,833,333 shares of a newly designated Series B Convertible Preferred Stock of the Company, par value $0.001 per share (“Series B Stock”) and warrants to purchase 7,000,000 shares of the Company’s Common Stock (the “Warrants”) to the Investors, in exchange for a cash payment in the amount of $3,400,000 (the “Purchase Price”). (The Warrants first became exercisable after the consummation of a 1-for-328.72898 reverse split of our outstanding Common Stock described under “Covenants-Amendment of Articles of Incorporation” below, and the 7,000,000 shares issuable upon exercise of such Warrants were not adjusted as a result of such reverse split.) Under the Stock Purchase Agreement, the Company also agreed to deposit 2,000,000 shares of Series B Stock into an escrow account to be held by an escrow agent as make good shares in the event the Company’s consolidated pre-tax income and pre-tax income per share, on a fully-diluted basis, for the years ended December 31, 2007, 2008 or 2009, are less than certain pre-determined target numbers.

The Stock Purchase Agreement provides for the purchase by the Investors referred to below, who are also the selling stockholders, of the securities described below.
Name and Address	Amount of Investment	Number of Shares of Series B Preferred Stock	Number of Shares of Common Underlying Series B Preferred Stock *	Number of Shares of Common Underlying Warrants*
Barron Partners LP	$3,300,000	2,750,000	2,750,000	6,794,118
Eos Holdings, LLC	100,000	83,333	83,333	205,882
Total	$3,400,000	2,833,333	2,833,333	7,000,000

*Such number of shares gives effect to the 1-for-328.72898 reverse split of our outstanding Common Stock which became effective May 23, 2008.

Representations; Warranties; Indemnification: The Stock Purchase Agreement contains representations and warranties by us and the Investors which are customary for transactions of this type. The Stock Purchase Agreement also obligates us to indemnify the Investors for any losses arising out of any breach of the agreement or failure by us to perform with respect to the representations, warranties or covenants in the agreement.

Covenants: The Stock Purchase Agreement contains certain covenants on our part, including the following:

Preferred Stock: We may not issue any preferred stock or convertible debt for three years following February 26, 2008, the closing date of the Stock Purchase Agreement, for so long as the Investors shall continue to beneficially own 20% of the Series B Preferred Stock issued under the Stock Purchase Agreement.

Insider Selling: No person who is an officer, director or affiliate of the Company on February 26, 2008 or who becomes our officer or director subsequent to February 26, 2008, may sell any shares of our Common Stock in the public market prior to the earlier of thirty six (36) months from the date the registration statement is filed pursuant to the Registration Rights Agreement (as defined below) is deemed effective. Andrew Barron Worden, Managing Partner of Barron Partners, and the Investors are not subject to this covenant.

Use of Proceeds: We must use the proceeds of the financing for acquisitions, working capital and other general corporate purposes.

Debt: Our debt-to-EBITDA ratio, at any given date, cannot exceed 3.5:1 for the most recent 12-month period until the expiration of two (2) years from February 26, 2008.

Independent Directors: Prior to April 26, 2008, we were required to increase the size of our Board of Directors to five or seven and cause the appointment of such number of people to our Board of Directors so that upon such appointments a majority of our Board of Directors would be “independent directors,” as defined by the rules of the Nasdaq Stock Market. If we had breached this covenant, we would have been required to pay the Investors liquidated damages equal to fourteen percent (14%) of the Purchase Price (as defined in the Stock Purchase Agreement to be $3,400,000) per annum, payable monthly in cash as calculated based on the number of days that we were not in compliance with this covenant. On April 7, 2008, Xiaoqin Yan and Guolin Wang were appointed as directors. On April 25, 2008, Norman Ko and Robert B. Fields were appointed as directors and as of the date this prospectus our Board of Directors is comprised of five people, three of whom (Guolin Wang, Norman Ko and Robert Fields) are independent directors.

Independent Directors on Audit and Compensation Committees: We were required, prior to April 26, 2008, to appoint (i) an Audit Committee comprised solely of not less than three independent directors and (ii) a Compensation Committee comprised of not less than three directors, a majority of whom are independent directors. If we had breached this covenant, we would have been required to pay the Investors liquidated damages in an amount equal to fourteen percent (14%) of the Purchase Price per annum, payable monthly in cash as calculated based on the number of days that we were not in compliance with this covenant. On April 25, 2008, we established an Audit Committee and Compensation Committee of our Board of Directors. On such date Norman Ko, Robert Fields and Guolin Wang, each of whom is an independent director, were elected as the sole members of the Audit Committee and Norman Ko, Guolin Wang and Yongke Xue were elected as the sole members of the Compensation Committee.

Chief Financial Officer: We were required, prior to March 28, 2008, to hire a Chief Financial Officer who speaks and understands both English and Chinese and is familiar with United States Generally Accepted Accounting Principles (“U.S. GAAP”). If we had breached this covenant, we would have been required to pay the Investors liquidated damages in an amount equal to fourteen percent (14%) of the Purchase Price per annum, payable monthly in cash as calculated based on the number of days that we were not in compliance with this covenant. On March 18, 2008, Song Liu was appointed as our Chief Financial Officer. Effective April 14, 2008, Song Liu resigned from her position as Chief Financial Officer. On the same date, in replacement of Song Liu, the Board of Directors appointed Spring C. Liu as the Company’s Chief Financial Officer and principal financial and accounting officer.

Listing, Securities Exchange Act of 1934 and Rule 144: We are prohibited from taking any action to terminate or suspend our reporting and filing obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the Securities Act of 1933, as amended (the “Securities Act”), except as permitted under the transaction documents for the Reverse Merger Transaction. We are required to take all action necessary to continue the quotation or listing of our Common Stock on the OTC Bulletin Board or other exchange or market on which the Common Stock is trading or may be traded in the future. If we breach this covenant, we are required to pay the Investors liquidated damages in an amount equal to fourteen percent (14%) of the Purchase Price per annum, payable monthly in cash as calculated based on the number of days that we are not in compliance with this covenant.

Liquidated Damages and Limitations: Our aggregated obligations to pay liquidated damages under the Stock Purchase Agreement, the Warrants and the Registration Rights Agreement which we entered into in connection with the Stock Purchase Agreement and which is summarized below shall not exceed eighteen percent (18%) of the total Purchase Price. If, pursuant to the Stock Purchase Agreement and the Registration Rights Agreement, we incur liquidated damages and are required to pay the Investors in cash and we fail to pay the Investors within fifteen (15) days following the end of the month when such cash liquidated damages become due, then, at the election of the Investors, we are required to deliver to each Investor shares of Series B Preferred Stock as liquidated damages pro rata based on the percentage that the number of Series B Preferred Stock beneficially owned by such Investor bears to the total number of Series B Preferred Stock outstanding at the time when the cash liquidated damages are due.

Employment and Consulting Contracts: Until February 26, 2011, and for so long as the Investors continue to beneficially own in the aggregate at least 20% of Series B Preferred Stock issued under the Stock Purchase Agreement, we must obtain approval from the majority of the independent directors of the Board of Directors that any awards other than salary are customary, appropriate and reasonable for any officer, director or consultant whose compensation is more than $100,000 per annum.

Price Adjustments: For so long as the Investors shall hold at least 20% of the Series B Preferred Stock issued (except for certain exempt issuances not to exceed 5% of the outstanding shares of our Common Stock for every two year period and certain other issuances which do not apply pursuant to the Certificate of Designations), if the Company closes on the sale or issuance of Common Stock at a sale price, or warrants, options, convertible debt or equity securities with an exercise or conversion price per share which is less than the Conversion Price (as defined in the Certificate of Designation) then in effect, the Conversion Price in effect from and after the date of such transaction shall be adjusted in accordance with the terms of the Certificate of Designations.

Retention of Investor Relations Firm: We were required to retain an investor relations firm prior to April 26, 2008. On April 21, 2008, we retained CCG Elite as our investor relations firm.  On October 27, 2008, we replaced CCG Elite with The Piacente Group, Inc. as our investor relations consulting firm.

Agreements Regarding Huludao Wonder and YinKou Trusty Factory: Prior to March 26, 2008, we were required to cause Shaanxi Tianren, our indirect subsidiary in the PRC, to (i) extend the term of its current management and lease agreement with Huludao Wonder Factory (the “Huludao Wonder Agreement”) to twenty (20) years under the terms and conditions similar to those in the current management agreement, and (ii) enter into an agreement with YinKou Trusty Factory under the terms and conditions similar to those in the Huludao Wonder Agreement. On March 20, 2008, Shaanxi Tianren extended the terms of the Huludao Wonder Agreement and entered into an agreement with YinKou Trusty Factory under the terms and conditions similar to those in the Huludao Wonder Agreement. In addition, we are required to cause Shaanxi Tianren to make arrangements, including without limitation acquisition arrangements, with Huludao Wonder Factory and YinKou Trusty Factory so that after giving effect to such arrangements, the financial statements of Huludao Wonder Factory and YinKou Trusty Factory can be consolidated into the Company’s financial statements in accordance with the principles of U.S. GAAP. On June 10, 2008, we completed the acquisition of Huludao Wonder.

Amendment of Articles of Incorporation: We were required to effect a 1-for-328.72898 reverse split of our outstanding Common Stock. In the event the reverse split was not effected prior to June 2, 2008, we would have been required to pay to the Investors, pro rata, as liquidated damages, an amount equal to one percent (1%) of the Purchase Price per month, payable monthly in cash as calculated based on the number of days that we are not in compliance with this covenant. On May 23, 2008, we completed a 1-for-328.72898 reverse stock split of Common Stock with a mandatory 1-for-22.006 conversion of Series A Stock into our Common Stock.

Right of First Refusal: Prior to February 26, 2011 and for so long as the Investors shall continue to beneficially own in the aggregate at least 20% of Series B Preferred Stock or the Common Stock issued thereunder, the Investors have the right to participate pro rata in any financing (other than certain exempt issuances and issuances of the Company’s securities in a firm underwritten IPO).

Delivery of up to 2,000,000 Additional Shares of Series B Preferred Stock from Escrow Based on Pre-Tax Income and Pre-Tax Income Per Share: We delivered to an escrow agent at the closing of the Stock Purchase Agreement 2,000,000 shares of Series B Preferred Stock (the “Make Good Escrow Stock”). If our consolidated “pre-tax income” for the year ended December 31, 2007 was less than RMB 67,400,000 (or the required pretax income per share), or our consolidated pre-tax income for the fiscal year ending December 31, 2008 is less than RMB 84,924,000 (or the corresponding required pre-tax income per share), or our consolidated pre-tax income for the fiscal year ending December 31, 2009 is less than RMB 107,004,240 (or the corresponding required pre-tax income per share), then the agreement provides that if the percentage shortfall (determined by dividing the amount of the shortfall by the applicable target number) for the fiscal year 2007 was greater than 50%, then the escrow agent would have been required to deliver to the Investors all of the Make Good Escrow Stock pro rata according to the Investors’ ownership percentages. (Each Investor’s ownership percentage is the ratio of such Investor’s initial purchase price to the total purchase paid under the Stock Purchase Agreement.) If the percentage shortfall for 2007 was less than fifty percent (50%), then an adjustment percentage (equal to the percentage that the percentage shortfall bears to fifty percent (50%)) shall be determined and the escrow agent shall deliver to an Investor according to such Investor’s ownership percentage such number of shares of Series B Preferred Stock as is determined by multiplying the adjustment percentage by the Make Good Escrow Stock in escrow and the escrow agent shall retain the balance. If, after giving effect to the adjustment and delivery to the Investors as described in the foregoing, there are shares of Make Good Escrow Stock remaining, the same procedures shall apply based on our pre-tax income for our fiscal years 2008 and 2009. Our pre-tax income for the year ended December 31, 2007 was RMB 68,939,855. Therefore, there was no shortfall for such year and no Make Good Escrow Stock has been delivered to any Investor out of the escrow.

Subsequent Transactions: As long as any Investor holds any of the Series B Preferred Stock or Common Stock issuable upon conversion of the Series B Preferred Stock or exercise of warrants issued under the Stock Purchase Agreement, we are prohibited from effecting or entering into an agreement to effect any transaction involving a variable rate transaction or an MFN transaction. A “variable rate transaction” means a transaction in which we issue or sell any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional shares of Common Stock either (A) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the shares of Common Stock at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to our business or the market for our Common Stock. An “MFN transaction” means a transaction in which we issue or sell any securities in a capital raising transaction (or series of related transactions) which grants an investor the right to receive additional shares based upon future transactions of the Company on terms more favorable than those granted to such investor in such offering. Investors are entitled to obtain injunctive relief against us to preclude any such issuance.

Registration Rights Agreement

In connection with the Stock Purchase Agreement, on February 26, 2008, the Company entered into a Registration Rights Agreement with the Investors party to the Stock Purchase Agreement (the “Registration Rights Agreement”), pursuant to which the Company agreed to prepare and file one or more registration statements to register for resale the shares of the Common Stock of the Company issuable upon conversion of the Series B Stock and upon exercise of the warrants issued to the Investors under the Stock Purchase Agreement, except for shares issued or issuable as liquidated damages. Under the terms of the Registration Rights Agreement we are required:

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with respect to the initial registration statement, to prepare and file the initial registration statement prior to March 26, 2008; provided, however, that, if in the opinion of the counsel to the Company that the Company’s audited financials for the fiscal year 2007 are required to be included in the initial registration statement based on the applicable SEC rules, then such filing date shall be delayed to the earliest date when the Company’s audited financials for the fiscal year 2007 become available, but no later than March 30, 2008, and with respect to any subsequent registration statements, the later of (a) ninety (90) days after the Company receives a demand for registration of additional registrable securities or (b) thirty (30) days following the earliest practical date on which the Company is permitted by the SEC to file such additional registration statement related to the registrable securities (which is at least 180 days from the effective date of the initial registration statement);

•
with respect to the initial registration statement, to use our commercially reasonable best efforts to have that registration declared effective on the earlier of 150 days after the closing date (February 26, 2008); however, if the filing date is delayed because the Company’s audited financials for the fiscal year 2007 are required to be included in the initial registration statement based on the applicable SEC rules, then 120 days following the filing date; and

•
with respect to the initial registration statement or any subsequent registration statement, to use our commercially reasonable best efforts to have that registration declared effective ten (10) days following receipt of a no review or similar letter from the SEC or the third business day following the day we receive notice from the SEC that the SEC has determined that the registration statement is eligible to be declared effective without further comments by the SEC.

Under the Registration Rights Agreement, the Investors have also been granted demand registration rights which require us, for so long as no more than eighty percent (80%) of the Series B Preferred Stock and Common Stock issuable upon conversion of such Series B Preferred Stock and issuable upon exercise of the warrants issued under the Stock Purchase Agreement have been registered or sold, to use our commercially reasonable best efforts to file such registration statement under the Securities Act as promptly as practicable upon our receipt of the Investors’ demand to register their registrable securities and cause such registration statement to be declared effective. Under the agreement we are also required to notify each Investor promptly when any such registration statement has been declared effective.

Our failure to meet the timetables provided for in the Registration Rights Agreement have resulted in the imposition of liquidated damages, which are payable in cash to the Investors (pro rata based on the percentage of Series B Preferred Stock owned by the Investors at the time such liquidated damages shall have incurred) equal to fourteen percent (14%) of the Purchase Price per annum payable monthly based on the number of days such failure exists, which amount of liquidated damages, together with all liquidated damages that the Company may incur pursuant to the Registration Rights Agreement, the Warrant and the Stock Purchase Agreement, shall not exceed an aggregate of eighteen percent (18%) of the amount of the Purchase Price. In the event the SEC does not permit all of the registrable securities to be included in a Registration Statement because of its application of Rule 415, we will not incur any liquidated damages with respect to any registrable securities that we were not permitted to include on such registration statement and no liquidated damages will be payable for such failure with respect to any warrant shares.

We initially filed with the SEC the registration statement of which this prospectus comprises a part on March 26, 2008, which date was before the filing date deadline of March 30, 2008 in the Registration Rights Agreement, because in the opinion of the counsel to the Company, the Company’s audited financials for the fiscal year 2007 were required to be included in the initial registration statement based on the applicable SEC rules. Therefore, we were required to have the registration statement declared effective by the SEC by July 24, 2008 (within 120 days after the initial filing date). As of December 2, 2008 the registration statement had not been declared effective by the SEC. Therefore, as of such date, an aggregate of $170,838 in liquidated damages is due to the Investors pursuant to the Registration Rights Agreement. Assuming the registration statement will be declared effective by the SEC on December 31, 2008, an aggregate of $208,658 in liquidated damages will be due to the Investors pursuant to the Registration Rights Agreement.

Make Good Escrow Agreement

In connection with the Stock Purchase Agreement, on February 26, 2008, we entered into a Make Good Escrow Agreement, with Tri-State Title & Escrow, LLC as the escrow agent, and the Investors (the “Make Good Escrow Agreement”), pursuant to which 2,000,000 shares of our Series B Preferred Stock were issued in the name of the escrow agent to be held by the escrow agent. These make good escrow shares do not have any voting rights. The delivery and release of these make good shares are subject to the terms of the Stock Purchase Agreement as described above and the Make Good Escrow Agreement.

The Series A Convertible Preferred Stock

In connection with the Share Exchange Transaction, we designated 1,000,000 shares of Series A Convertible Preferred Stock out of our total authorized number of 10,000,000 shares of Preferred Stock, par value $0.001 per share. The rights and preferences of the Series A Preferred Stock are set forth in the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock which we filed with the Secretary of State of Florida on February 22, 2008. Effective May 23, 2008, we completed a 1-for-328.72898 reverse stock split of our Common Stock. Upon effectiveness of such reverse stock split, all the outstanding shares of Series A Preferred Stock were immediately and automatically converted into shares of Common Stock without any notice or action required by us or by the holders of Series A Preferred Stock or Common Stock (the “Mandatory Conversion”). In the Mandatory Conversion, each holder of Series A Preferred became entitled to receive twenty two and 62/10,000 (22.0062) shares of fully paid and non-assessable Common Stock for every one (1) share of Series A held (the “Conversion Rate”).

Series B Convertible Preferred Stock

In connection with the Share Exchange Transaction, we designated 7,000,000 shares of Series B Convertible Preferred Stock out of our total authorized number of 10,000,000 shares of Preferred Stock, par value $0.001 per share. The rights and preferences of the Series B Preferred Stock are set forth in the Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock which we filed with the Secretary of State of Florida on February 22, 2008. The following is a summary of the rights and preferences:

No Dividends. No dividends were payable with respect to the Series A Preferred Stock and no dividends can be paid on our Common Stock while the Series B Preferred Stock is outstanding.

Voting Rights. The Series B Preferred Stock shall have no voting rights, except as required by Florida law. However, so long as any shares of Series B Preferred Stock are outstanding, we cannot, without the affirmative approval of the holders of 75% of the shares of the Series B Preferred Stock then outstanding,

(a) alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock or alter or amend the Certificate of Designations of the Series B Preferred Stock;

(b) authorize or create any class of stock (other than Series A Preferred Stock) ranking as to dividends or distribution of assets upon a liquidation senior to or otherwise pari passu with the Series B Preferred Stock, or any series of preferred stock possessing greater voting rights or the right to convert at a more favorable price than the Series B Preferred Stock;

(c) amend our certificate of incorporation or other charter documents in breach of any of the provisions hereof; or

(d) increase the authorized number of shares of Series B Preferred Stock or the number of authorized shares of Preferred Stock.

Liquidation Preference. Upon liquidation, the holders are entitled to receive $1.20 per share (out of available assets) before any distribution or payment can be made to the holders of any junior securities.

Conversion at Option of Holder. Upon effectiveness of the Reverse Split, each share of Series B Preferred Stock became convertible at any time into one share of Common Stock at the option of the holder. If the conversion price (initially $1.20) is adjusted, the conversion ratio will likewise be adjusted and the new conversion ratio will be determined by multiplying the conversion ratio in effect by a fraction, the numerator of which is the conversion price in effect before the adjustment and the denominator of which is the new conversion price.

Automatic Conversion on Change of Control. In the event of a “change of control,” the shares of Series B Preferred Stock will be automatically converted into Common Stock. A “change in control” means a consolidation or merger of us with or into another company or entity in which we are not the surviving entity or the sale of all or substantially all of our assets to another company or entity are not controlled by our then existing stockholders in a transaction or series of transactions.

4.9% Beneficial Ownership Limitation. Except in certain circumstances, the right of the holder to convert the Series B Preferred Stock is subject to the 4.9% limitation, with the result we shall not effect any conversion of the Series B Preferred Stock, and the holder has no right to convert any portion of the Series B Preferred Stock to the extent that after giving effect to such conversion, the holder (together with the holder’s affiliates) would beneficially own in excess of 4.9% of the number of shares of Common Stock outstanding immediately after giving effect to such conversion. Beneficial ownership is determined in accordance with Section 13(d) of the Exchange Act, and Regulation 13d-3 thereunder. The 4.9% limitation may not be waived or amended.

Liquidated Damages for Failing to Timely Deliver Certificates. If we fail to deliver the appropriate stock certificates within three (3) trading days of the conversion date, we are required to pay the holder, in cash, liquidated damages the amount by which (x) the holder’s total purchase price (including brokerage commissions, if any) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such holder was entitled to receive from the conversion at issue multiplied by (2) the price at which the sell order giving rise to such purchase obligation was executed.

Certain Adjustments

Stock Dividends and Stock Splits. Appropriate adjustments will be made to the conversion ratio in the event of a stock dividend, stock distribution, stock split or reverse stock split or reclassification with respect to the outstanding shares of Common Stock.

Price Adjustment; Full Ratchet. From and after February 26, 2008, and until such time as the investors hold less than 20% of the Series B Preferred Stock, except for certain exempt issuances not to exceed 5% of the outstanding shares of Common Stock for every two year period, certain issuances as to which price adjustment has already been made, in the event we issue Common Stock at a price, or issue warrants, options, convertible debt or equity securities with an exercise price per share or conversion price which is less than the conversion price then in effect, then the conversion price will be reduced, concurrently with such issue or sale, to such lower price.

Subsequent Transactions. For so long as any Investor holds any of the Series B Preferred Stock, we are prohibited from effecting or entering into an agreement to effect any transactions involving a “Variable Rate Transaction” or an “MFN Transaction.”

Subsequent Rights Offerings. At any time while the Series B Preferred Stock is outstanding, we are prohibited from issuing rights, options or warrants to holders of Common Stock entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the then applicable conversion price.

Pro Rata Distributions. If we distribute to the holders of Common Stock evidence of our indebtedness, assets, rights or warrants to subscribe for or purchase any security, then in each case the conversion price shall be determined by multiplying the conversion price by a fraction the numerator of which is the VWAP minus the then fair market value at such record date of the portion of the assets or evidence of indebtedness so distributed applicable to one outstanding share as determined by the Board of Directors in good faith and the denominator of which is the VWAP on the record date.

Fundamental Transaction. If we effect a merger, sell all or substantially all of our assets, any tender offer or exchange offer is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or we effect any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (each, a “fundamental transaction”), then on subsequent conversion of the Series A Preferred Stock, the holder has the right to receive, for each share of Common Stock that would have been issuable on such conversion absent such fundamental transaction, the same kind and amount of securities, cash or property as the holder would have been entitled to receive on the occurrence of the fundamental transaction as if the holder had been, immediately prior to such fundamental transaction, the holder of Common Stock.

The Warrants

The Warrants entitle the holders, upon the effectiveness of the Reverse Split, to purchase up to an aggregate of 7,000,000 shares of Common Stock at an exercise price of $3.00 per share, subject to adjustment. The Warrants expire in five years following their issuance.

Cashless Exercise. The holders may make a cashless exercise, but not until February 26, 2009 and only when the resale of the warrant shares by the holder is not covered by an effective registration statement.

Maximum Exercise; 4.9% Limitation. The holder is not permitted to exercise the warrant to the extent that on the date of exercise the exercise would result in beneficial ownership by the holder and its affiliates of more than 4.9% of the outstanding shares of Common Stock on such date. This provision may not be waived or amended (the “4.9% Limitation”).

Adjustment for Stock Splits, Stock Dividends, Recapitalizations, Etc. The exercise price of the warrants and the number of shares of Common Stock issuable on exercise of the warrants will be appropriately adjusted to reflect any stock dividend, stock split, stock distribution, combination of shares, reverse split, reclassification, recapitalization or other similar event affecting the number of outstanding shares.

Adjustment for Reorganization, Consolidation, Merger, Etc. If we merge or consolidate with or into any other person, or are a party to any other corporate reorganization, and we are not the continuing or surviving entity, then, in each case, the holder of the warrant (on exercise at any time after the consummation of such transaction) will be entitled to receive the stock and other securities and property (including cash) which the holder would have been entitled to receive if the holder had exercised the warrant immediately prior to the effectiveness of the transaction.

Sales of Common Stock at Less than the Exercise Price; Weighted Average Adjustment.  Subject to certain exceptions (including certain exempt issuances), if we sell or issue any Common Stock at a per share price, or warrants, options, convertible debt or equity securities with an exercise or conversion price per share, which is less than (i) $1.20, the Warrants’ exercise price will be adjusted concurrently with such issue or sale, to such lower price, or (ii) $2.00, but higher than $1.20 , the Warrants’ exercise price will be adjusted according to a weighted average formula as follows:

EP(1) = EP(1) x ((A+B) /(A+C))

EP(2) = the Warrant Exercise Price immediately after the adjustment;

For purposes of the foregoing formula:

EP(1) = Exercise Price immediately prior to the adjustment;

A = the total number of shares of Common Stock outstanding immediately prior to the issuance of such additional shares, including the exercise or conversion of all options, warrants and other convertible securities.

B = the number of shares of Common Stock which the aggregate consideration received or receivable for the issuance of such additional shares would purchase at the Exercise Price immediately prior to the adjustment;

C = the number of such additional shares to be issued.

No exception from price adjustment for exempt issuances will be made if such exempt issuances exceed 5% of the outstanding shares of Common Stock for every two year period or if such exempt issuances are employee / consultant options only and exceed 7.5% of the outstanding shares of Common Stock for every two year period.

Mandatory Exercise. We have the right to require the outstanding Warrants on at least 35 days notice prior to the mandatory exercise date to exercise the Warrants, provided that (i) the market price of our Common Stock equals or exceeds $6.00 on each trading day in the 25 trading days period ending on the notice date, (ii) we have achieved our pre-tax income target for the 2007 fiscal year, (iii) the “Trading Volume” of our Common Stock equals or exceeds the 150,000 shares (which shall not be adjusted with Reverse Split) “Target Volume” on each trading day in the twenty five (25) trading days in the period ending on the notice date, and (iv) a registration statement covering the sale by the holder of the shares of Common Stock issuable upon exercise of the Warrant is current and effective for the 25 trading days prior to the notice date and our right to mandate exercise only applies with respect to the warrant shares included in such registration statement. In the event that our mandate exercise of the Warrants would result in a violation of the 4.9% Limitation, we will not have the right to mandate such exercise of the Warrants to the extent that the exercise of the Warrants would result in such a violation.

As a result of the above transactions, the Company ceased being a “shell company” as defined in Rule 12b-2 under the Exchange Act.

Our Corporate Structure

The Company’s current structure is set forth in the diagram below:

* Xi’an Qinmei Food Co., Ltd., an entity not affiliated with the Company, owns the other 8.85% of the equity interests in Xi’an Tianren.

Executive Offices

Our principal executive offices are located at Room 1404 and Room 1403, A-4F Tongxinge, Xietong Building, Gaoxin 2nd Road, Hi-Tech Industrial Zone, Xi’an, Shaanxi Province, PRC 710065, and our telephone number is 011-86-29-88386415.

The Offering

Offering by Selling Stockholders

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 9,833,333 shares of our Common Stock including (i) 2,833,333 shares issuable to them upon conversion of Series B Preferred Stock issued to them in a private placement completed on February 26, 2008 (the “Private Placement”) and (ii) 7,000,000 shares of Common Stock issuable to them upon exercise of Warrants issued to the Investors in the Private Placement. The Warrants have an exercise price of $3.00 per share (subject to adjustment) and expire on February 24, 2013. The Warrants became exercisable on May 23, 2008 following a 1-for-328.72898 reverse split of our outstanding Common Stock which became effective on that date.  The 7,000,000 shares issuable upon exercise of such Warrants and the initial exercise price of $3.00 thereof will not be adjusted as a result of such reverse split. The following table gives effect to the 1-for-328.72898 reverse split of our outstanding Common Stock.

Total shares of Common Stock outstanding prior to the Offering	22,271,684

Common Stock offered by the Company	-

Total shares of Common Stock offered by the selling stockholders	9,833,333

Total shares of Common Stock to be outstanding after the Offering (assuming all Warrants have been exercised and all shares of Series B Preferred Stock have been converted)	32,720,164

Use of Proceeds
We will not receive any of the proceeds from the sales of the shares by the selling stockholders. To the extent the warrants are exercised for cash, if at all, we will receive the exercise price for those warrants. Under the terms of the warrants cashless exercise is permitted in certain circumstances. We will not receive any proceeds from any cashless exercise of the warrants. We intend to use any cash proceeds received from the exercise of warrants for working capital and other general corporate purposes. We cannot assure you that any of the warrants will ever be exercised for cash or at all.

Our OTC Bulletin Board Trading Symbol	SPFJ.OB

Risk Factors	See “Risk Factors” beginning on page 16 and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in shares of our Common Stock.

Plan of Distribution

This offering is not being underwritten. The selling stockholders themselves directly, or through their agents, or through their brokers or dealers, may sell their shares from time to time, in: (i) privately negotiated transactions, or (ii) in one or more transactions, including block transactions, on the OTC Bulletin Board or on any stock exchange on which the shares may then be listed in the future pursuant to and in accordance with the applicable rules of such exchange. The selling price of the shares may be at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. To the extent required, the specific shares to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, broker or dealer and any applicable commission or discounts with respect to a particular offer will be described in an accompanying prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. We will keep this prospectus current until the earlier to occur of: (y) all of the securities covered by the registration statement of which this prospectus is a part have been publicly sold, or (z) the time when all of the securities covered by that registration statement can be sold, without volume restrictions, pursuant to Rule 144.

We will pay all expenses of registration incurred in connection with this offering (estimated to be approximately $236,000), but the selling stockholders will pay all of the selling commissions, brokerage fees and related expenses. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act.

The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the distribution of any of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The selling stockholders may offer the Common Stock pursuant to this prospectus in varying amounts and transactions so long as this prospectus is then current under the rules of the SEC and we have not withdrawn the registration statement.

The offering of Common Stock may be through the facilities of the OTCBB or such other exchange where our Common Stock may then be traded. Brokerage commissions may be paid and discounts are allowed in connection with such sales. However, it is anticipated that the discounts allowed or commissions paid will be no more than the ordinary brokerage commissions paid on sales effected through brokers or dealers. To our knowledge, as of the date hereof, no one has made any arrangements with a broker or dealer concerning the offer or sale of the Common Stock.

RISK FACTORS

An investment in our Common Stock involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus before deciding to invest in our Common Stock.

If any of the following risks, or any other risks not described below because they are currently unknown to us or we currently deem such risks as immaterial, but they later become material, actually occurs, it is likely that our business, financial condition, and operating results could be seriously harmed. As a result, the trading price of our Common Stock could decline and you could lose part or all of your investment.

Risks Related to our Business

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations and if we are not successful in addressing risks and difficulties that we may likely encounter, our business may be adversely affected.

Shaanxi Tianren began its operations in 2001. Our limited operating history in the fruit juice industry may not provide a meaningful basis on which to evaluate our business. Although Shaanxi Tianren’s revenues have grown rapidly since its inception, we cannot assure that we will maintain our profitability or that we will not incur net losses in the future. We expect that our operating expenses will increase as we expand. Any significant failure to realize anticipated revenue growth could result in significant operating losses. We will continue to encounter risks and difficulties frequently experienced by companies at a similar stage of development, including potential failure to:

●	maintain our proprietary technology;

●	expand our product offerings and maintain the high quality of our products;

●	manage our expanding operations, including the integration of any future acquisitions;

●	obtain sufficient working capital to support our expansion and to fill customers’ orders in time;

●	maintain adequate control of our expenses;

●	implement our product development, marketing, sales, and acquisition strategies and adapt and modify them as needed;

●
anticipate and adapt to changing conditions in the fruit juice industry markets in which we operate as well as the impact of any changes in government regulation, mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics.

If we are not successful in addressing any or all of these risks, our business may be materially and adversely affected.

We may encounter substantial competition in our business and failure to compete effectively may adversely affect our ability to generate revenue.

We believe that existing and new competitors will continue to improve their products and to introduce new products with competitive price and performance characteristics. We expect that we will be required to continue to invest in product development and productivity improvements to compete effectively in our markets. Our competitors could develop a more efficient product or undertake more aggressive and costly marketing campaigns than ours, which may adversely affect our marketing strategies and could have a material adverse effect on our business, results of operations and financial condition.

Our major competitors may be better able to successfully endure downturns in our industry. In periods of reduced demand for our products, we can either choose to maintain market share by reducing our selling prices to meet competition or maintain selling prices, which would likely sacrifice market share. Sales and overall profitability would be reduced in either case. In addition, we cannot assure that additional competitors will not enter our existing markets, or that we will be able to compete successfully against existing or new competition.

Our inability to fund capital expenditure requirements may adversely affect our growth and profitability and we are restricted from issuing any preferred stock or convertible debt in certain circumstances.

Our continued growth is dependent upon our ability to raise capital from outside sources. Our ability to obtain financing will depend upon a number of factors, including:

●	our financial condition and results of operations;

●	the condition of the PRC economy and the environmental protection product industry in the PRC; and

●	conditions in relevant financial markets.

Under our Stock Purchase Agreement with Barron Partners LLP and Eos Holdings, LLC, we may not issue any preferred stock or convertible debt for three years following February 26, 2008, the closing date of the Stock Purchase Agreement, for so long as such investors shall continue to beneficially own 20% of the Series B Preferred Stock issued under the Stock Purchase Agreement.

If we are unable to obtain financing, as needed, on a timely basis and on acceptable terms, our financial position, competitive position, growth and profitability may be adversely affected.

We may not be able to effectively control and manage our growth and a failure to do so could adversely affect our operations and financial condition.

Our sales revenues have increased from approximately $7,027,889 for the fiscal year ended December 31, 2005 to approximately $17,427,204 for the fiscal year ended December 31, 2006, and have increased to $29,361,941 for the fiscal year ended December 31, 2007. Our sales revenues for the nine months ended September 30, 2008 were $22,442,329, an increase of approximately 79.6% over our sales revenues of $12,493,802 for the same period of 2007. If our business and markets continue to grow and develop, it will be necessary for us to finance and manage expansion in an orderly fashion. In addition, we may face challenges in managing expanding product offerings and in integrating acquired businesses with our own. These eventualities will increase demands on our existing management, workforce and facilities. Failure to satisfy these kinds of increased demands could interrupt or adversely affect our operations and cause production backlogs, longer product development time frames and administrative inefficiencies.

We depend on a concentration of customers, the loss of one or more of which could materially adversely affect our operations and revenues.

Our revenue is dependent, in large part, on significant orders from a limited number of customers. Sales to our five largest customers accounted for approximately 29%, 57% and 40% of our net sales during the years ended December 31, 2007, 2006 and 2005, respectively. We believe that revenue derived from current and future large customers will continue to represent a significant portion of our total revenue. Our inability to continue to secure and maintain a sufficient number of large customers would have a material adverse effect on our business, operating results and financial condition. Moreover, our success will depend in part upon our ability to obtain orders from new customers, as well as the financial condition and success of our customers and general economic conditions.

Any significant fluctuation in the price of our raw materials may have a material adverse effect on the manufacturing cost of our products.

The prices of fresh fruits, our principal raw materials, are subject to market conditions and generally we do not, and do not expect to, have long-term contracts with our suppliers for those items. While these raw materials are generally available and we have not experienced severe raw material shortages in the past, in 2007 the prices of apples, kiwifruits and pears temporarily significantly increased because of a poor climate, which caused a sharp decrease in fruit output. We cannot assure you that the necessary raw materials will continue to be available to us at prices currently in effect or acceptable to us. The prices for these raw materials have varied significantly and may vary significantly in the future. Numerous factors, most of which are beyond our control, influence prices of our raw material. These factors include general economic conditions, geographic conditions, climate condition, transportation delays and other uncertainties.

We may not be able to adjust our product prices, especially in the short-term, to recover cost increases in these raw materials. Our future profitability may be adversely affected to the extent we are unable to pass on higher raw material costs to our customers.

There are risks that the sales price of our products will change, which will affect our profits.

According to financial analysis of Shaanxi Tianren, the operating income of Shaanxi Tianren is very sensitive to the sales price of concentrated fruit juice. If the sales price of concentrated fruit juice changes, it will directly influence the continuity and stability of our gains.

The factors influencing the sales price of concentrated fruit juice include the supply price of fresh fruit, supply and demand of our products in international and domestic markets and competition in the fruit juice industry.

We may engage in future acquisitions that could dilute the ownership interests of our stockholders, cause us to incur debt and require us to assume contingent liabilities.

As part of our business strategy, we review acquisition and strategic investment prospects that we believe would complement our current product offerings, augment our market coverage or enhance our technological capabilities, or otherwise offer growth opportunities. From time to time we review investments in new businesses and we expect to make investments in, and to acquire, businesses, products, or technologies in the future. In the event of any future acquisitions, we could:

● issue equity securities which would dilute current stockholders’ percentage ownership;

● incur substantial debt;

● expend significant cash.

These actions could have a material adverse effect on our operating results or the price of our Common Stock. Moreover, even if we do obtain benefits in the form of increased sales and earnings, there may be a lag between the time when the expenses associated with an acquisition are incurred and the time when we recognize such benefits. Acquisitions and investment activities also entail numerous risks, including:

● difficulties in the assimilation of acquired operations, technologies and/or products;

● unanticipated costs associated with the acquisition or investment transaction;

● the diversion of management’s attention from other business concerns;

● adverse effects on existing business relationships with suppliers and customers;

● risks associated with entering markets in which we have no or limited prior experience;

● the potential loss of key employees of acquired organizations;

● accounting issues that arise in connection with the acquisition or investment;

● challenges in retaining customers of acquired businesses; and

● substantial charges for the amortization of certain purchased intangible assets, deferred stock compensation or similar items.

We cannot ensure that we will be able to successfully integrate any businesses, products, technologies, or personnel that we might acquire in the future, and our failure to do so could have a material adverse effect on our business, operating results and financial condition.

We may not be able to prevent others from unauthorized use of our patents, which could harm our business and competitive position.

Our success depends, in part, on our ability to protect our proprietary technologies. We own two patents in the PRC covering our fruit process technology. The process of seeking patent protection can be lengthy and expensive and we cannot assure you that our existing or future issued patents will be sufficient to provide us with meaningful protection or commercial advantages.

We also cannot assure that our current or potential competitors do not have, and will not obtain, patents that will prevent, limit or interfere with our ability to make, use or sell our products in either the PRC or other countries.

The implementation and enforcement of PRC intellectual property laws historically have not been vigorous or consistent, primarily because of ambiguities in the PRC laws and a relative lack of developed enforcement mechanisms. Accordingly, intellectual property rights and confidentiality protections in the PRC are not as effective as in the United States and other countries. Policing the unauthorized use of proprietary technology is difficult and expensive, and we might need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation will require significant expenditures of cash and management efforts and could harm our business, financial condition and results of operations. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, competitive position, business prospects and reputation.

We may need additional capital to fund our future operations and, if it is not available when needed, we may need to reduce our planned development and marketing efforts, which may reduce our sales revenues.

We believe that our existing working capital and cash available from operations will enable us to meet our working capital requirements for at least the next 12 months. However, if cash from future operations is insufficient, or if cash is used for acquisitions or other currently unanticipated uses, we may need additional capital. The development and marketing of new products and the expansion of distribution channels and associated support personnel requires a significant commitment of resources. In addition, if the markets for our products develop more slowly than anticipated, or if we fail to establish significant market share and achieve sufficient net revenues, we may continue to consume significant amounts of capital. As a result, we could be required to raise additional capital. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution of the shares held by existing stockholders. If additional funds are raised through the issuance of debt securities, such securities may provide the holders certain rights, preferences, and privileges senior to those of common stockholders, and the terms of such debt could impose restrictions on our operations. We cannot assure that additional capital, if required, will be available on acceptable terms, or at all. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned product development and marketing efforts, which could harm our business, financial condition and operating results.

We may not have adequate internal accounting controls. While we have certain internal procedures in our budgeting, forecasting and in the management and allocation of funds, our internal controls may not be adequate.

We are constantly striving to improve our internal accounting controls. We hope to develop an adequate internal accounting control to budget, forecast, manage and allocate our funds and account for them. There is no guarantee that such improvements will be adequate or successful or that such improvements will be carried out on a timely basis. The PRC historically has not adopted a Western style of management and financial reporting concepts and practices, as in modern banking, computer and other control systems. We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing accounting and financial controls, collecting financial data, budgeting, managing our funds and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards. Therefore, we may, in turn, experience difficulties in implementing and maintaining adequate internal controls as will be required under Section 404 of the Sarbanes Oxley Act of 2002 and complying with other U.S. securities laws.

Our internal controls over financial reporting may not be effective, and our independent auditors may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business.

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require annual assessment of our internal control over financial reporting, and attestation of this assessment by the Company’s independent registered public accountants. The SEC extended the compliance dates for “non-accelerated filers,” as defined by the SEC. During 2008 we changed our fiscal year end from September 30 to December 31 and in accordance with SEC rules, we filed a transition report for the period from October 1, 2007 to December 31, 2007. The transition report was on Form 10-Q and contained unaudited financial statements as permitted under such rules. Accordingly, we believe that the annual assessment of our internal controls requirement will first apply to our Annual Report on Form 10-K for the fiscal year ending December 31, 2008 and the attestation requirement of management’s assessment by our independent registered public accountants will first apply to our Annual Report on Form 10-K for the fiscal year ending December 31, 2009. The standards that must be met for management to assess the internal control over financial reporting as effective are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We have not yet evaluated our internal controls over financial reporting in order to allow management to report on, and our independent auditors to attest to, our internal controls over financial reporting, as will be required by Section 404 of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC. We have never performed the system and process evaluation and testing required in an effort to comply with the management assessment and auditor certification requirements of Section 404, which will initially apply to us as of December 31, 2009. Our lack of familiarity with Section 404 may unduly divert management’s time and resources in executing the business plan. If, in the future, management identifies one or more material weaknesses, or our external auditors are unable to attest that our management’s report is fairly stated or to express an opinion on the effectiveness of our internal controls, this could result in a loss of investor confidence in our financial reports, have an adverse effect on our stock price and/or subject us to sanctions or investigation by regulatory authorities.

We may have inadvertently violated Section 402 of the Sarbanes-Oxley Act of 2002 and Section 13(k) of the Exchange Act of 1934 as a result of advances we made to a company controlled by our Chairman of the Board and Chief Executive Officer and a director of one of our subsidiaries, as well as a distribution which one of our subsidiaries erroneously paid to such persons; as a result, we may be subject to civil and criminal sanctions which if imposed, could have a material adverse effect upon us.

On February 22, 2008 we consummated the Share Exchange Agreement (see “Prospectus Summary – Share Exchange and Private Placement Financing” and “Prospectus Summary – Share Exchange Agreement”) pursuant to which we acquired Pacific, a Vanuatu corporation which in turn owns 99% of the equity interests in Shaanxi Tianren. At such time Shaanxi Hede Investment Management Co., Ltd. (“Hede”), a PRC company of which Yongke Xue, the Chairman of the Board, Chief Executive Officer and a director of the Company, and Xiaoqin Yan, a director of the Company, own 80% and 20%, respectively, of the equity interests, was indebted to Shaanxi Tianren on account of previous loans made by Shaanxi Tianren to Hede, including advances aggregating RMB 31,544,043 (approximately $4,318,381 based on the exchange rate as of December 31, 2007) made during the period from June 6, 2007 to December 29, 2007 which were used by Hede to pay a portion of the purchase price for Hede’s acquisition of Huludao Wonder (a company which Shaanxi Tianren and Hede contemplated would be sold at Hede’s cost to the Company after a one year holding period).  In January 2008, Shaanxi Tianren paid rental expense of RMB 11,038 (approximately $1,626 based on the exchange rate as of September 30, 2008) to the landlord of Hede’s office space on behalf of Hede. In May 2008, Shaanxi Tianren assumed Hede’s obligation of RMB 18,000,000 (approximately $2,650,996 based on the exchange rate of September 30, 2008) for the balance of the purchase price for Huludao Wonder.

On June 10, 2008 Hede sold Huludao Wonder to Shaanxi Tianren for a total price of RMB 48,250,000 (the same price which Hede paid for Huludao Wonder). As of May 31, 2008, Shaanxi Tianren had a related party receivable of RMB 48,929,272 from Hede, which was credited against the purchase price (so that Shaanxi Tianren did not pay any cash to Hede for the purchase) and the remaining balance of the loans and advances of RMB 679,272 (approximately $100,042 based on the exchange rate as of September 30, 2008) to Hede was repaid to the Company on June 11, 2008. No interest or other consideration was paid by Hede to the Company on account of the time value of money with respect to the loans and advances made by Shaanxi Tianren to Hede.

Notwithstanding Hede’s repayment in full of loans made by Shaanxi Tianren to Hede, the existence of indebtedness of Hede to Shaanxi Tianren at the time the Company acquired Shaanxi Tianren and the continuation of such indebtedness thereafter until it was fully repaid in June 2008 may constitute a violation of Section 13(k) of the Exchange Act (Section 402(a) of the Sarbanes-Oxley Act of 2002). Section 13(k) provides that it is unlawful for a company, such as the Company, which has class of securities registered under Section 12(g) of the Exchange Act, to directly or indirectly, including through any subsidiary, to extend or maintain credit in the form of a personal loan to or for any director or executive officer of the company.

In addition, in May 2008 Pacific erroneously paid $4,916,617 to its former shareholders, including Xiaoqing Yan and Yongke Xue, as the result of a dividend declaration by Pacific in February 2008. Because the recipients of the money were no longer shareholders of Pacific, the transaction has been treated for accounting purposes as an interest free loan. In June 2008, the directors and other related parties returned the monies they received, without interest. Although the money has been repaid to the Company in full, the receipt by Xiaoqing Yan and Yongke Xue of the erroneous dividend may also be deemed to be a violation of Section 13(k) of the Exchange Act.

Issuers violating Section 13(k) of the Exchange Act may be subject to civil sanctions, including injunctive remedies and monetary penalties, as well as criminal sanctions. The imposition of any of such sanctions on the Company may have a material adverse effect on our financial position, results of operations or cash flows.

The Company has not concluded that either the advances made to Hede by Shaanxi Tianren or the receipt of money by two of the Company’s directors as a result of an erroneously paid dividend were personal loans within the meaning of Section 13(k) of the Exchange Act or that any violations of the Exchange Act have occurred relating to such matters. The Company also has not received any notice that the matters discussed herein are under investigation by any governmental authority or that any proceeding relating to such matters has been initiated by any person.

Partially in response to the matters set forth herein, in September 2008, our Board of Directors adopted a policy regarding approval of related party transactions. Under the policy, any related party transaction, in which the aggregate amount involved is expected to exceed $50,000, must be approved by the Audit Committee and no director shall participate in any discussion or approval of a transaction which would be considered to be a related party transaction in which such person is interested.  See "Certain Relationships and Related Transactions - Review, Approval or Ratification of Transactions with Related Persons."

The release from escrow of Make Good Escrow Stock due to our failure to achieve certain financial targets in 2008 or 2009 would dilute the equity interests of existing stockholders.

As more particularly described in “Prospectus Summary-The Company-Stock Purchase Agreement-Delivery of up to 2,000,000 Additional Shares of Series B Preferred Stock from Escrow Based on Pre-Tax Income and Pre-Tax Income Per Share” on page 9 of this Prospectus, if our consolidated pre-tax income for the fiscal year ending December 31, 2008 is less than RMB 84,924,000 or our consolidated pre-tax income for the fiscal year ending December 31, 2009 is less than RMB 107,004,240, then, depending on the amount of the shortfall from such targets, some or all of the 2,000,000 shares of our Series B Stock we have placed in escrow (“Make Good Escrow Stock”) may be transferred to the Investors who purchased Series B Stock from us in the financing transaction which closed in February 2008. If we achieve our income targets in 2008 and 2009, none of such shares shall be transferred to the Investors and such shares will be cancelled. The transfer to Investors of some or all of the Make Good Escrow Stock and the subsequent conversion of such shares into common stock would increase the number of outstanding shares of our common stock and dilute the equity interests of existing stockholders. Whether or not shares of Series B Stock which are transferred to Investors are converted into Common Stock, the transfer of some or all of Make Good Escrow Stock to the Investors could depress the market price of our Common Stock.

We do not have key man insurance on our Chairman and CEO, on whom we rely for the management of our business; the loss of the services of our Chairman or CEO could have a material adverse effect on our business.

We depend, to a large extent, on the abilities and participation of our current management team, but have a particular reliance upon Mr. Hongke Xue, Shaanxi Tianren’s Chairman of the Board and CEO, and Mr. Yongke Xue, the Company’s Chairman of the Board and CEO. The loss of the services of Mr. Hongke Xue or Mr. Yongke Xue, for any reason, may have a material adverse effect on our business and prospects. We cannot assure you that their services will continue to be available to us, or that we will be able to find a suitable replacement for either of them. We do not carry key man life insurance for any key personnel.

We may not be able to hire and retain qualified personnel to support our growth and if we are unable to retain or hire such personnel in the future, our ability to improve our products and implement our business objectives could be adversely affected.

If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for senior management and senior technology personnel is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or senior technology personnel, or attract and retain high-quality senior executives or senior technology personnel in the future. Such failure could materially and adversely affect our future growth and financial condition.

We do not presently maintain product liability insurance, and our property and equipment insurance does not cover the full value of our property and equipment, which leaves us with exposure in the event of loss or damage to our properties or claims filed against us.

We currently do not carry any product liability or other similar insurance. Unlike the United States and other countries, product liability claims and lawsuits are extremely rare in the PRC. However, we cannot assure that we would not face liability in the event of the failure of any of our products. We cannot assure that, especially as the PRC’s domestic consumer economy and industrial economy continues to expand, product liability exposures and litigation will not become more commonplace in the PRC, or that we will not face product liability exposure or actual liability as we expand our sales into international markets, like the United States, where product liability claims are more prevalent.

Except for automobile insurance, we do not have other insurance such as business liability or disruption insurance coverage for our operations in the PRC.

We may be adversely affected by changes in the international fruit juice market because of our dependence on the international market.

In 2007, over 69% of the Company’s concentrated fruit juice was exported directly or indirectly. Because of our reliance on international markets, changes of foreign politics, law, economy and demands in international markets will have big influence on the operation of Shaanxi Tianren.

Shaanxi Tianren’s operating income is very sensitive to the sales price of concentrated fruit juice. A change in international demands will directly influence the sales price.

If there is large gap between the export price and the domestic price of concentrated fruit juice and China exports in large scale, anti-dumping actions might apply to Chinese concentrated fruit juice. As the majority of concentrated fruit juice of Shaanxi Tianren is for exports, there is a potential risk for us to be effected by any anti-dumping action.

Risks Related to Doing Business in the PRC

We face the risk that changes in the policies of the PRC government could have a significant impact upon the business we may be able to conduct in the PRC and the profitability of such business.

The PRC’s economy is in transition from a planned economy to a market oriented economy subject to five-year and annual plans adopted by the government that set national economic development goals. Policies of the PRC government can have significant effects on economic conditions in China. The PRC government has confirmed that economic development will follow the model of a market economy, such as the United States. Under this direction, we believe that the PRC will continue to strengthen its economic and trading relationships with foreign countries and business development in the PRC will follow market forces. While we believe that this trend will continue, we cannot assure you that this will be the case. Our interests may be adversely affected by changes in policies by the PRC government, including:

●	changes in laws, regulations or their interpretation;

●	confiscatory taxation;

●	restrictions on currency conversion, imports or sources of supplies;

●	expropriation or nationalization of private enterprises.

Although the PRC government has been pursuing economic reform policies for more than two decades, we cannot assure you that the government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting the PRC’s political, economic and social life.

The PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Any changes in such PRC laws and regulations may harm our business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business, and the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. We, and any future subsidiaries, are considered foreign persons or foreign funded enterprises under PRC laws, and as a result, we are required to comply with PRC laws and regulations. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

Inflation in the PRC could negatively affect our profitability and growth.

While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth could lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may harm our profitability.

In order to control inflation in the past, the PRC government has imposed controls on bank credit, limits on loans for fixed assets and restrictions on state bank lending. Such an austere policy can lead to a slowing of economic growth. In October 2004, the People’s Bank of China, the PRC’s central bank, raised interest rates for the first time in nearly a decade and indicated in a statement that the measure was prompted by inflationary concerns in the Chinese economy. Repeated rises in interest rates by the central bank would likely slow economic activity in China which could, in turn, materially increase our costs and also reduce demand for our products.

Shaanxi Tianren is subject to restrictions on paying dividends and making other payments to us. We might be unable to pay dividends to investors.

We are a holding company incorporated in the State of Florida and do not have any assets or conduct any business operations other than our investments in our subsidiaries and affiliates, Pacific and Shaanxi Tianren. As a result of our holding company structure, we rely entirely on dividend payments from Shaanxi Tianren, our subsidiary in China. PRC regulations currently permit payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiary in the PRC also is required to set aside a portion of its after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. Furthermore, if Shaanxi Tianren incurs debt on its own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments. If we or Pacific are unable to receive all of the revenues from Shaanxi Tianren’s operations, we may be unable to pay dividends on our Common Stock.

Governmental control of currency conversion may affect the value of your investments.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. Renminbi is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, or otherwise satisfy foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current accounting items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.

The PRC government may also in the future restrict access to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay certain of our expenses as they come due.

The fluctuation of the Renminbi may harm your investments.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues and financial condition. For example, to the extent that we need to convert U.S. dollars we receive from an offering of our securities into RMB for our operations, appreciation of the RMB against the U.S. dollar would diminish the value of the proceeds of the offering and this could harm our business, financial condition and results of operations. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our Common Stock or for other business purposes and the U.S. dollar appreciates against the RMB, the U.S. dollar equivalent of the RMB we convert would be reduced. In addition, the depreciation of significant U.S. dollar denominated assets could result in a charge to our income statement and a reduction in the value of these assets.

On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in significant appreciation of the RMB against the U.S. dollar. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents, if applied to us, may subject the PRC resident shareholders of us or our parent company to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us or otherwise materially adversely affect us.

In October 2005, the PRC State Administration of Foreign Exchange (“SAFE”) issued a public notice, the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China (the “SAFE Notice”), which requires PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of overseas equity financing involving onshore assets or equity interests held by them. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. Moreover, if the offshore special purpose company was established and owned the onshore assets or equity interests before the implementation date of the SAFE notice, a retroactive SAFE registration is required to have been completed before March 31, 2006. If any PRC shareholder of any offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. After the SAFE notice, an implementation rules on the SAFE notice was issued on May 29, 2007 which provides for implementation guidance and supplements the procedures as provided in the SAFE notice. For an offshore special purpose company which was established and owned onshore assets or equity interests before the implementation date of the SAFE notice, a retroactive SAFE registration requirement is required.

Due to lack of official interpretation, some of the terms and provisions of the SAFE Notice and its implementation rules remain unclear, and the implementation of the SAFE Notice by central SAFE and local SAFE branches has been inconsistent since its adoption. Based on the advice of our PRC counsel, Global Law Offices, located in Beijing, and after consultation with relevant SAFE officials, we believe that the PRC resident shareholders of our parent company were required to complete their respective SAFE registrations pursuant to the SAFE Notice.

Moreover, because of uncertainty over how the SAFE Notice will be interpreted and implemented, and how or whether the SAFE Notice and implementation rules will apply to us, we cannot predict how SAFE will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the SAFE Notice by our or our parent company’s PRC resident shareholders. In addition, such PRC residents may not always be able to complete registration procedures required by the SAFE Notice. We also have little control over either our present or prospective direct or indirect shareholders or the outcome of such registration procedures. A failure by our or our parent company’s PRC resident shareholders or future PRC resident shareholders to comply with the SAFE Notice, if SAFE requires it, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Any recurrence of severe acute respiratory syndrome, or SARS, or another widespread public health problem, could adversely affect our operations.

A renewed outbreak of SARS or another widespread public health problem in the PRC, where all of our revenue is derived, could have an adverse effect on our operations. Our operations may be impacted by a number of health-related factors, including quarantines or closures of some of our offices that would adversely disrupt our operations.

Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our operations.

Because our principal assets are located outside of the United States, it may be difficult for you to use the United States Federal securities laws to enforce your rights against us and our officers and some directors in the United States or to enforce judgments of United States courts against us or them in the PRC.

All of our present officers and directors (except directors Norman Ko, Robert B. Fields and CFO and Corporate Secretary Spring Liu, who are residents of the United States) reside outside of the United States. In addition, our operating subsidiary, Shaanxi Tianren, is located in the PRC and substantially all of its assets are located outside of the United States. It may therefore be difficult for investors in the United States to enforce their legal rights based on the civil liability provisions of the United States Federal securities laws against us in the courts of either the United States or the PRC and, even if civil judgments are obtained in courts of the United States, to enforce such judgments in the PRC courts. Further, it is unclear if extradition treaties now in effect between the United States and the PRC would permit effective enforcement against us or our officers and directors of criminal penalties, under the United States Federal securities laws or otherwise.

The relative lack of public company experience of our management team may put us at a competitive disadvantage.

Our management team lacks public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by the Sarbanes-Oxley Act of 2002. Aside from CFO Spring Liu, the individuals who now constitute our senior management have never had responsibility for managing a publicly traded company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Our senior management may not be able to implement programs and policies in an effective and timely manner that adequately respond to such increased legal, regulatory compliance and reporting requirements. Our failure to comply with all applicable requirements could lead to the imposition of fines and penalties and distract our management from attending to the growth of our business.

Risks Related to Our Common Stock.

Our officers, directors and their relatives control us through their positions and stock ownership and their interests may differ from other stockholders.

Hongke Xue, the brother of one of our directors and our CEO, Yongke Xue, is the voting trustee for the benefit of Fancylight Limited. Fancylight Limited owns 17,604,938 shares of Common Stock, which carry 17,604,938 votes upon all matters submitted for a vote of stockholders. As a result, our officers and directors and their relatives may be able to control the outcome of stockholder votes on various matters, including the election of directors and extraordinary corporate transactions, including business combinations. The interests of our directors and officers may differ from other stockholders. Furthermore, the current ratios of ownership of our Common Stock reduce the public float and liquidity of our Common Stock which can, in turn, affect the market price of our Common Stock.

Our current ownership structure may affect the market price of our Common Stock

Hongke Xue, the brother of one of our directors and our CEO, Yongke Xue, is the voting trustee for the benefit of Fancylight Limited. Fancylight Limited owns 17,604,938 shares of Common Stock, which is approximately 79% of our outstanding Common Stock as of December 2, 2008. The substantial ownership of our Common Stock by one stockholder reduces the public float and liquidity of our Common Stock. The limited public float of our Common Stock may adversely affect the market price of our Common Stock.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate. Should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiary. In addition, our operating subsidiary, Shaanxi Tianren, from time to time may be subject to restrictions on its ability to make distributions to us, including restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions.

Our Common Stock is thinly traded, so you may be unable to sell at or near asking prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Currently our Common Stock is quoted in the OTC Bulletin Board market and the trading volume we will develop may be limited by the fact that many major institutional investment funds, including mutual funds, as well as individual investors follow a policy of not investing in Bulletin Board stocks and certain major brokerage firms restrict their brokers from recommending Bulletin Board stocks because they are considered speculative, volatile and thinly traded. The OTC Bulletin Board market is an inter-dealer market much less regulated than the major exchanges and our Common Stock is subject to abuses, volatility and shorting. Thus there is currently no broadly followed and established trading market for our Common Stock. An established trading market may never develop or be maintained. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders. Absence of an active trading market reduces the liquidity of the shares traded there.

The trading volume of our Common Stock has been and may continue to be limited and sporadic. As a result of such trading activity, the quoted price for our Common Stock on the OTC Bulletin Board may not necessarily be a reliable indicator of its fair market value. Further, if we cease to be quoted, holders would find it more difficult to dispose of, or to obtain accurate quotations as to the market value of our Common Stock and as a result, the market value of our Common Stock likely would decline.

Our Common Stock is currently subject to the “penny stock” rules which require delivery of a schedule explaining the penny stock market and the associated risks before any sale.

Our Common Stock is currently subject to regulations prescribed by the SEC relating to “penny stocks.” The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price (as defined in such regulations) of less than $5.00 per share, subject to certain exceptions. These regulations impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 and individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 (individually) or $300,000 (jointly with their spouse)). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of these securities and have received the purchaser’s prior written consent to the transaction. Additionally, for any transaction, other than exempt transactions, involving a penny stock, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the “penny stock” rules may restrict the ability of broker-dealers to sell the Common Stock and may affect the ability of investors to sell their Common Stock in the secondary market.

Our Common Stock is illiquid and subject to price volatility unrelated to our operations.

The market price of our Common Stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies in the same industry, trading volume in our Common Stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our Common Stock.

A large number of shares will be eligible for future sale and may depress our stock price.

This is an offering of 9,833,333 shares of our Common Stock by the selling stockholders, all of which (assuming the effectiveness of the registration statement of which this prospectus is a part) are freely tradable. Sales of substantial amounts of Common Stock, or a perception that such sales could occur, and the existence of warrants to purchase shares of Common Stock at prices that may be below the then current market price of the Common Stock, could adversely affect the market price of our Common Stock and could impair our ability to raise capital through the sale of our equity securities.

We are authorized to issue “blank check” preferred stock, which, if issued without stockholders approval, may adversely affect the rights of holders of our Common Stock.

We are authorized to issue 10,000,000 shares of preferred stock. Our Board of Directors is authorized under our Articles of Incorporation to provide for the issuance of shares of preferred stock by resolution, and by filing a certificate of designations under Florida law, to fix the designation, powers, preferences and rights of the shares of each such series of preferred stock and the qualifications, limitations or restrictions thereof without any further vote or action by the stockholders. Accordingly, our Board of Directors has designated 7,000,000 shares of Series B Convertible Preferred Stock (of which 5,448,480 shares of Series B Preferred Convertible Stock are issued or outstanding). Any shares of preferred stock that are issued are likely to have priority over our Common Stock with respect to dividend or liquidation rights. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control, which could have the effect of discouraging bids for the Company and thereby prevent stockholders from receiving the maximum value for their shares. We have no present intention to issue any shares of our preferred stock in order to discourage or delay a change of control or for any other reason. However, there can be no assurance that preferred stock will not be issued at some time in the future.

We are responsible for the indemnification of our officers and directors.

Our Bylaws provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against costs and expenses incurred by them in any litigation to which they become a party arising from their association with or activities on our behalf. Consequently, we may be required to expend substantial funds to satisfy these indemnity obligations.

SELLING STOCKHOLDERS

This prospectus relates to the offer and sale of our Common Stock by the selling stockholders identified in the table below. Each of the selling stockholders acquired Series B Preferred Stock and warrants to purchase our Common Stock as an Investor in our private placement transaction completed on February 26, 2008. The Common Stock offered hereby is issuable to the selling stockholders upon conversion of such Series B Preferred Stock and exercise of such warrants. All of the selling stockholders are “accredited investors” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.

The table set forth below lists the names of the selling stockholders as well as the number of shares of Common Stock underlying the securities acquired by the selling stockholder in the February 26, 2008 private placement and its assignees in connection with the private placement, all of which are being registered. Neither of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. Barron Partners LP, one of the selling stockholders, beneficially owns approximately 31.3% of our Common Stock and has engaged in certain transactions with the Company since 2004 which are described in the section of this prospectus entitled “Certain Relationships and Related Transactions” on page 65 of this Prospectus. Neither of the selling stockholders has or has had within the past three years, any position, office, or other material relationship with the Company or any of its predecessors or affiliates.

Each selling stockholder is offering for sale all of the shares it will acquire upon conversion of the Series B Preferred Stock and exercise of the warrants acquired in the February 26, 2008 private placement.

Each selling stockholder may offer for sale all or part of the shares from time to time. The table below assumes that the selling stockholders will sell all of the shares offered for sale. A selling stockholder is under no obligation, however, to sell any shares immediately pursuant to this prospectus, nor is a selling stockholder obligated to sell all or any portion of its shares at any time.
Name of Selling Stockholder	Total Number And Percentage of Shares of Common Stock Beneficially Owned Prior to the Offering (1) (2)			Maximum Number of Shares to be Sold	Total Number And Percentage of Shares Beneficially Owned After the Offering (2)(3)
Barron Partners LP	10,159,265	(4)	31.3%	9,544,118	615,147	2.7%
EOS Holdings, LLC	289,215	(5)	1.3%	289,215	—	0%

(1)
As of December 2, 2008, we had outstanding 22,271,684 shares of Common Stock. Under applicable SEC rules, a person is deemed to beneficially own securities which he has the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of another security, and also is deemed to be the “beneficial owner” of a security with regard to which he directly or indirectly, has or shares (a) voting power (which includes the power to vote or direct the voting of the security), or (b) investment power (which includes the power to dispose, or direct the disposition, of the security), in each case irrespective of the person’s economic interest in the security. We have assumed that each selling stockholder beneficially owns all shares of Common Stock issuable upon exercise of warrants and conversion of Series B Preferred Stock held by such selling stockholder. Each selling stockholder has the sole investment and voting power with respect to all shares of Common Stock shown as beneficially owned by such selling stockholder.

(2)
Subject to footnote (1), in determining the percent of Common Stock beneficially owned by a selling stockholder on December 2, 2008, (a) the numerator is the number of shares of Common Stock beneficially owned by such selling stockholder, including shares the beneficial ownership of which may be acquired, within 60 days through the exercise of the warrants, if any, held by that selling stockholder, and (b) the denominator is the sum of (i) the 22,271,684 shares of Common Stock deemed outstanding on December 2, 2008, and (ii) the aggregate number of shares of Common Stock that may be acquired by such selling stockholder within 60 days upon the conversion of convertible securities and the exercise of the warrants held by the selling stockholder.

(3)	Assumes the sale of all shares offered by the selling stockholders.

(4)
Consists of 6,794,118 shares of Common Stock issuable upon exercise of currently exercisable warrants and 3,365,147 shares of Common Stock issuable upon conversion of Series B Preferred Stock. Andrew Worden, Chairman and CEO of Barron Partners LP, has power to vote or to dispose of the securities offered for resale by Barron Partners LP.

(5)
Consists of 205,882 shares of Common Stock issuable upon exercise of currently exercisable warrants and 83,333 shares of Common Stock issuable upon conversion of Series B Preferred Stock. Jon Carnes, the President of EOS Holdings, LLC, has power to vote or to dispose of the securities offered for resale

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or quoted or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the SEC;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

 Upon the Company being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Common Stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of Common Stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) whether or not such broker-dealer(s) conducted any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the Company being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of Common Stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The Selling Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of the securities will be paid by the selling stockholder and/or the purchasers. Each selling stockholder has represented and warranted to the Company that it acquired the securities subject to this registration statement in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities, such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

The Company has advised each selling stockholder that it may not use shares registered on the registration statement of which this prospectus forms a part to cover short sales of Common Stock made prior to the date on which that registration statement shall have been declared effective by the SEC. If a selling stockholder uses this prospectus for any sale of Common Stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with re-sales of their respective shares under that registration statement.

The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the Common Stock. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

USE OF PROCEEDS

The Company will not receive any of the proceeds from the sales of the shares by the selling stockholders. To the extent the warrants are exercised for cash, if at all, the Company will receive the exercise price for those warrants. Under the terms of the warrants, cashless exercise is permitted in certain circumstances. The Company intends to use any proceeds received from the exercise of warrants for working capital and other general corporate purposes. The Company cannot assure that any of the warrants will ever be exercised for cash or at all. If all of these outstanding warrants are exercised for cash, the Company would receive aggregate gross proceeds of approximately $21,000,000.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our Common Stock is quoted on the OTC Bulletin Board under the symbol “ SPFJ.OB.”

The below quotations reflect inter-dealer prices, without mark-up, mark-down or commission, and may not represent actual transactions.

Year ended 12/31/06	High	Low
First quarter	$29.59	$16.44
Second quarter	$26.30	$6.57
Third quarter	$13.15	$13.15
Fourth quarter	$16.44	$6.57

Year ended 12/31/07	High	Low
First quarter	$13.15	$3.29
Second quarter	$19.72	$3.29
Third quarter	$23.01	$9.86
Fourth quarter	$9.86	$8.22

Year ending 12/31/08	High	Low
First quarter	$9.86	$2.47
Second quarter	$6.58	$3.29
Third quarter	$5.90	$2.65
Fourth quarter (through December 1, 2008)	$3.90	$1.75

At December 2, 2008, there were 22,271,684 shares of our Common Stock outstanding. Our shares of Common Stock are held by approximately 92 stockholders of record. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of Common Stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies.

Dividends

We have not declared or paid any cash dividends on our Common Stock during our last two fiscal years. On February 4, 2008, before the reverse merge transaction, the Board of Directors of Xi’an Tianren declared a cash dividend of $2,899,855 to its former shareholders. Since Shaanxi Tianren holds a 91.15% interest in Xi’an Tianren, $2,643,218 was payable to Shaanxi Tianren and $256,637 was payable to its minority interest holders. On the same date, the Board of Directors of Shaanxi Tianren declared a cash dividend of $4,966,280 to its shareholders. Since Pacific holds a 99% interest in Shaanxi Tianren, $4,916,617 was payable to Pacific and $49,663 was payable to its minority interest holders. The inter-company dividend was eliminated in the consolidated statement. The dividend payable to minority interest holders was $306,300.

The payment of dividends is at the discretion of the Board of Directors and is contingent on the Company’s revenues and earnings, capital requirements, financial condition and the ability of our operating subsidiary, Shaanxi Tianren, to obtain approval to send monies out of the PRC. We currently intend to retain all earnings, if any, for use in business operations. Accordingly, we do not anticipate declaring any dividends in the near future.

The PRC’s national currency, the yuan, is not a freely convertible currency. Please refer to the risk factors “Governmental control of currency conversion may affect the value of your investment,” “The fluctuation of the Renminbi may harm your investment;” and “PRC regulations relating to the establishment of offshore special purpose companies by PRC residents, if applied to us, may subject the PRC resident shareholders of us or our parent company to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us or otherwise materially adversely affect us.”

Securities Authorized for Issuance Under Equity Compensation Plans

None

Penny Stock Regulations

The SEC has adopted regulations that generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share. The market price of our Common Stock has been below $5.00 per share and we are subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000, or annual incomes exceeding $200,000, or $300,000 together with their spouse).

For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser’s prior written consent to the transaction. Additionally, for any transaction, other than exempt transactions, involving a penny stock, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the “penny stock” rules may restrict the ability of broker-dealers to sell the Common Stock and may affect the ability of investors to sell their Common Stock in the secondary market.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the consolidated financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes of the Company appearing elsewhere in this report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are engaged in the business of research and development, production and sales of special concentrated fruit juices, fast-frozen and freeze-dried fruits and vegetables and fruit juice drinks through our indirect subsidiary, Shaanxi Tianren, in the PRC. Shaanxi Tianren is wholly owned by Pacific. Previously, we were a shell company with no significant business operations. As a result of the consummation of the reverse merger transactions that are the subject of this report, on February 26, 2008 we ceased to be a shell company and became an indirect holding company for Shaanxi Tianren through Pacific. Pacific acquired a 99% ownership interest in Shaanxi Tianren in September 2007 through a reorganization between entities under common control. Because Shaanxi Tianren’s operations are the only significant operations of the Company and its affiliates, the business and financial results of Pacific reflect those of Shaanxi Tianren. As a result, this discussion and analysis focuses on the business results of Shaanxi Tianren, comparing its results in the nine month period ended September 30, 2008 with its results in the corresponding period of 2007, and its full-year 2007 results with those of 2006.

Below is our corporate structure:

* Xi’an Qinmei Food Co., Ltd., an entity which is not affiliated with the Company, owns the other 8.85% of the equity interests in Xi’an Tianren.

There are two general categories of fruit and vegetable juices available in the market. One is fresh juice that is canned directly after filtering and sterilization upon being squeezed out of fresh fruits or vegetables. The other general category is juice drinks made out of concentrated fruit and vegetable juice. Concentrated fruit and vegetable juices are produced through pressing, filtering, sterilization and evaporation of fresh fruits or vegetables. They are used as the base material or ingredient for products such as drinks, fruit jam and fruit wine, etc. Concentrated juices are not drinkable. Instead, they are used as a basic ingredient for manufacturing juice drinks and as an additive to fruit wine and fruit jam, cosmetics and medicines.

For Shaanxi Tianren, the period between each July through April is our squeezing season when fresh fruits are available in the market and concentrated fruit juices are produced out of fresh fruits. The squeezing season for apples is from August to March or April of the following year; the squeezing season for pears is from July or August until March of the following year; and the squeezing season for kiwifruit is from September through December of each year.   In 2008 we started our squeezing season in July with the early initiation of machine maintenance. We produce and sell both concentrated fruit juices and juice drinks. Compared to juice drinks, our concentrated juice products generally achieve a higher gross margin than that of juice drinks. Therefore, our core products are concentrated apple, pear and kiwifruit juices and our production has strategically been focused on concentrated juice products. We also produce juice drinks and other derivative products, especially when we are not in squeezing season. Our wide range of product offerings and our ability to shift focus among products based on supply and demand in the market and seasonal factors help us to diversify our operational risks and supplement our revenue generation.

Our main products include concentrated apple juice, concentrated pear juice, concentrated kiwifruit puree, fruit juice drinks, fresh fruits and organic fresh fruits. Our raw materials mainly consist of apples, pears and kiwifruits, which we procure in the PRC market and the cost of which typically represents over 65% of our overall production cost. We source our pear and kiwifruit supply mainly from our home province, Shaanxi Province, which is known for its pear and kiwifruit production. Our kiwifruit processing facilities are located in Zhouzhi County, Shaanxi Province, where 70% of the country’s kiwifruits are grown. We source our apple supply mainly from Liaoning Province, where our newly acquired subsidiary, Huludao Wonder Fruit Co., Ltd. (“Huludao Wonder”) is located. The Company is committed to continual research and development in new products and technologies. In June 2008, Shaanxi Tianren began the production of concentrated peach juice in its Jingyang Branch Office.  It uses low-temperature pulp breaking technology and low-temperature concentration technology to produce concentrated white peach pulp, optimizing the production parameters. The production of peach juice helped the diversification of our products and prolonged the squeezing season. Because of the seasonal nature in the growing and harvesting of fruits and vegetables, our business is seasonal and can be greatly affected by weather. In the squeezing season of 2007, the main production areas of apples and pears in China suffered from poor weather, which caused a lower yield in the apple and pear crops. As a result, our cost of raw materials was higher in 2007.

To take advantage of economies of scale and to enhance our production efficiency, each of our manufacturing facilities has a focus on juice products centering around one particular fruit according to the proximity of such manufacturing to the supply center of that fruit. All concentrated juice products are manufactured using the same type of production line with slight variations in processing methods. Since June 2007, after we leased the production facilities of Huludao Wonder, we have been operating our pear juice products business out of our Jingyang Branch Office. Our business involving apple juice products is operated out of the newly acquired facilities of Huludao Wonder, and our business involving kiwifruit products is run out of Xi’an Tianren Modern Organic Agriculture Co., Ltd. (“Xi’an Tianren”), in which we have held a 91.15% ownership interest since May 2006.

The table below shows the breakdown of our main products for the periods indicated and the responsible production facilities:
		Fiscal year 2007		Fiscal Year 2006		Fiscal Year 2005
Products	Responsible Production Facility	Revenue ($)	% of Total Revenue	Revenue (%)	% of Total Revenue	Revenue ($)	% of Total Revenue
Concentrated Apple Juice	Huludao Wonder/Jingyang Branch Office, Liaoning Province/Shaanxi Province	7,186,847	24.48%	2,119,655	12.16%	4,466,050	63.55%

Concentrated Pear Juice	Jingyang Branch Office, Shaanxi Province	11,184,212	38.09%	4,983,145	28.59%	2,561,839	36.45%

Kiwifruit Virgin Puree	Xi’an Tianren, Shaanxi Province	590,912	2.01%	1,665,754	9.57%	—	—

Concentrated Kiwi Fruit Juice	Xi’an Tianren, Shaanxi Province	5,277,961	17.98%	2,090,336	11.99%	—	—

Others:	All of the above	5,122,009	17.44%	6,568,314	37.69%	—	—

Total		29,361,941	100%	17,427,204	100%	7,027,889	100%

On May 27, 2006, Shaanxi Tianren purchased 91.15% of Xi’an Tianren’s ownership interest for a purchase price in the amount of RMB 36,460,000 (or approximately U.S. $4,573,221). The acquisition was accounted for using the purchase method, and the financial statements of Shaanxi Tianren and Xi’an Tianren have been consolidated on the purchase date and forward. During the two month period immediately after we acquired Xi’an Tianren in May 2006, we temporarily suspended production at the Xi’an Tianren facility to engage in extensive technological and facility upgrades as well as personnel training. We resumed production thereafter. Therefore, for fiscal year 2006, Xi’an Tianren generated revenues only for the period between August and December.

On June 2, 2007, Shaanxi Tianren entered into a lease agreement with Shaanxi Hede Investment Management Co., Ltd. (“Hede”), pursuant to which Shaanxi Tianren, for a term of one year and for a monthly lease payment of RMB 300,000, leased all the assets and operating facilities of Huludao Wonder, which was wholly-owned by Shaanxi Hede. For accounting purposes, since June 1, 2007 Huludao Wonder has been a variable interest entity of Shaanxi Tianren according to FASB Interpretation No. 46: Consolidation of Variable Interest Entities, an interpretation of ARB 51 (“FIN 46”). The financial statements of Shaanxi Tianren and Huludao Wonder have been consolidated as of June 1, 2007 and forward. Due to a delay in the processing of Huludao Wonder’s export permit, we did not book any sales of apple juice products until November 2007, even though we continued producing apple juice products and started receiving orders in July 2007. On June 10, 2008, we completed the acquisition of Huludao Wonder  for a total purchase price of RMB 48,250,000, or approximately U.S. $6,807,472. The payment was made through the offset of related party receivables from Hede.

Besides concentrated juice products, we generated other revenue in the amount of $6,568,314 from sales of pear juice, apple juice, kiwifruit seeds, organic kiwifruit and fresh kiwifruit for the fiscal year ended December 31, 2006, and $5,122,009 from sales of kiwifruit, kiwifruit juice, mulberry juice, and apple spice for the fiscal year ended December 31, 2007.

The supply of our raw material fruits has traditionally been fragmented as we generally purchase directly from farmers. In addition, because the prices of raw material fruits change from season to season based on the output of the farms, we do not have long-term supply agreements with our suppliers. To secure our fruit supply and lower transportation costs, our processing facilities are strategically located near the various centers of fruit supply.

Shaanxi Tianren is permitted by the relevant governmental authorities to directly export our products. More than 70% of our products are exported either through distributors with good credit or to end-users directly. Our distributors are generally domestic export companies. Although we generally renew our distribution agreements with our distributors on a yearly basis, we maintain a long-term relationship with our distributors. Our main export markets are the U.S., Europe, Russia, and the Middle East.

Nine-month Periods ended September 30, 2008 and September 30, 2007

Results of Operations and Business Outlook

Revenue

The following table presents our consolidated net revenues for our main products for the nine months ended September 30, 2008 and 2007:

	Nine Months Ended September 30,
	2008	2007	% Change
Concentrated apple juice and apple aroma	$4,636,488	$38,766	11,860.1%
Concentrated pear juice	9,375,489	6,915,992	35.6
Concentrated kiwifruit juice and kiwifruit puree	3,404,790	1,738,064	95.9
Kiwifruit seeds	554,322	-	N/A
Fresh kiwifruit	-	435,352	N/A
Fruit beverage	4,471,240	3,365,628	32.9
Consolidated	$22,442,329	$12,493,802	79.6%

Revenue for the nine months ended September 30, 2008 were $22,442,329, an increase of $9,948,527, or 79.6%, when compared to the same sales period of the prior year, primarily due to Shaanxi Tianren’s consolidation of Huludao Wonder’s operating results beginning June 1, 2007.  In the nine months ended September 30, 2008, Huludao Wonder generated revenue of $4,636,488 from the sale of apple related products, compared with $38,766 in the same period of last fiscal year.

Sales from pear related products increased by $2,459,497, or 35.6%, in the nine months ended September 30, 2008 compared to the same period in 2007 as a result of increased consumer demand in both China and internationally. Sales from kiwifruit related products increased by $1,666,726, or 95.9%, as a result of continued sales of concentrated kiwifruit juice and puree and kiwifruit seeds in the first two quarters of fiscal year 2008. There was no revenue generated from sales of concentrated kiwifruit juice and puree and kiwifruit seeds in the second quarter of fiscal year 2007. Squeezing season for kiwifruit is from September to December of each year. Generally, we do not produce or sell concentrated kiwifruit juice or kiwifruit puree during the non-squeezing season. However, during the second quarter of 2008, Xi’an Tianren continued to sell concentrated kiwifruit juice and puree and kiwifruit seeds, which are a byproduct of kiwifruit juice puree. As a result, we saw an increase in net sales of kiwifruit related products in the nine months ended September 30, 2008. The net sales of fruit beverages also increased by 32.9% to $4,471,240 as compared to the same period in fiscal 2007 due to an increase in market demand of fruit juice in the China market.  We believe that the pure juice market is a high-growth market in China because of growing personal income and an increase in health awareness.

Gross Margin

The following table presents gross margin by our main products as a percentage of related revenue for the nine months ended September 30, 2008 and 2007:
	Nine Months Ended September 30,
Gross profit margin	2008	2007	% Change
Concentrated apple juice and apple aroma	$978,905	$25,755	3,700.8%
Concentrated pear juice	3,489,496	2,653,734	31.5
Concentrated kiwifruit juice and kiwifruit puree	1,330,881	861,636	54.5
Kiwifruit seeds	503,307	-	N/A
Fresh fruits	-	320,280	N/A
Fruit beverages	1,503,973	901,793	66.8
Consolidated	$7,806,562	$4,763,198	63.9%

Gross profit margin as a % of revenues
Concentrated apple juice and apple aroma	21.1%	66.4%	(68.2)%
Concentrated pear juice	37.2	38.4	(3.0)
Concentrated kiwifruit juice and kiwifruit puree	39.1	49.6	(21.2)
Kiwifruit seeds	90.8	-	N/A
Fresh fruits	-	73.6	N/A
Fruit beverages	33.6	26.8	25.5
Consolidated	34.8%	38.1%	(8.8)%

Overall gross margin as a percentage of revenue decreased by 8.8% for the nine months ended September 30, 2008, from 38.1% to 34.8%, compared to the same period of fiscal 2007. Gross margin in the nine months ended September 30, 2008 was $7,806,562, an increase of $3,043,364, or 63.9%, compared to $4,763,198 for the same period of fiscal 2007.

The decrease in gross profit margin as a percentage of revenue for the nine months ended September 30, 2008 was primarily due to a decrease in gross margin in the sales of concentrated apple and kiwifruit juice in the first two quarters of fiscal 2008. In the first two quarters of fiscal 2008, the general price of raw apples and pears increased due to a reduced available supply of fresh apples and pears, while the prices we received for our apple and pear related products remained constant with the same period of fiscal 2007, which resulted in a lower gross margin for our products in fiscal 2008. During the fruit squeezing season in 2007 and early 2008, the main production areas of apple, pear and kiwifruit in China suffered from bad weather, resulting in output reduction.

In the first two quarters of fiscal year 2008, the general price of raw kiwifruit increased as a result of a reduced available supply of fresh kiwifruits, while the prices we received for our kiwifruit related products, such as our beverage series, remained constant. This in turn decreased our margin in kiwifruit related products. During the fruit squeezing season in 2007 and early 2008, the main production areas of apple, pear and kiwifruit in China suffered from bad weather, resulting in output reduction. We believe that our gross margin on kiwifruit related products may increase if the supply of fresh kiwifruit increases in the future.  In the second quarter of fiscal 2008, we also had sales of $554,332 from kiwifruit seeds.  As kiwifruit seeds are byproducts of concentrated kiwifruit juice, the cost cannot be determined individually.  For purposes of determining our cost of goods sold we have applied the “relative sales value costing” method in determining our cost for kiwifruit seeds. This costing method requires us to determine the percentage that revenues from the sale of kiwifruit seeds bears to our total revenues from the sale of both kiwifruit seeds and concentrated kiwifruit juice and then multiply such percentage by our total costs in producing both kiwifruit seeds and concentrated kiwifruit juice. Since the sales value for kiwifruit seeds compared to the total sales value of both kiwifruit seeds and concentrated kiwifruit juice is much lower than that of concentrated kiwifruit juice, the gross margin for kiwifruit seeds as a percentage of revenues is much higher than that of concentrated kiwifruit juice. The high margin of kiwifruit seeds in the second quarter of fiscal 2008 contributed to the improvement of kiwifruit related products, helping to offset the decrease in overall gross margin for the nine months ending September 30, 2008.

The gross profit margin of our fruit beverages increased by 25.5% for the nine months ended September 30, 2008 as compared to the same period in 2007. This increase was primarily due to the change in our product mix. We sold more concentrated fruit beverages, which have a higher margin, in the first three quarters of 2008, as the result of a change in demand in the Chinese market. As the middle class of China grows, we believe the demand for higher quality, higher margin products will also increase.

Operating Expenses

The following table presents the amounts of our operating expenses and the percentage that our operating expenses comprise of net revenues for the nine months ended September 30, 2008 and 2007:

	Nine Months Ended September 30,
(Unaudited)	2008	2007	% Change
General and administrative	$1,409,895	$632,399	$122.9%
Selling expenses	808,576	301,331	168.3
Research and development	199,056	49,040	305.9
Accrued liquidated damages	208,658	-	N/A
Total operating expenses	$2,626,185	$982,770	$167.2%

As a percentage of revenue
General and administrative	6.3%	5.1%	24.1%
Selling expenses	3.6	2.4	49.4
Research and development	0.9	0.4	126.0
Accrued liquidated damages	0.9	-	N/A
Total operating expenses	11.7%	7.9%	48.8%

Our operating expenses consist of general and administrative, selling expenses and research and development expenses. Operating expenses increased by 167.2% to $2,626,185 for the nine months ended September 30, 2008,  from $982,770 for the corresponding periods in fiscal 2007.

General and administrative expenses increased by $777,496, or 122.9%, to $1,409,895 for the nine months ended September 30, 2008, from $632,399 for the same period of fiscal 2007.

The increase in general and administrative expenses in the nine months ended September 30, 2008 compared with the same period of fiscal year 2007 was mainly due to the consolidation of Huludao’s operating results with those of Shaanxi Tianren since June 1, 2007 and forward and an increase in legal and auditing expenses which was primarily associated with the Company becoming a public company.  Huludao Wonder had a large amount of general and administrative expenses, which contributed to the substantial increase of the Company’s operating expenses as a result of the operating combination. Management believes that our operating expenses will continue to increase in the future compared to previous years due to the expansion of our business.

Selling expenses increased by $507,245, or 168.3%, to $808,576 for the nine months ended September 30, 2008, from $301,331 for the same period of fiscal year 2007. This was mainly due to an increase in freight and transportation expenses as a result of the increase in sales.

Research and development expenses increased by $150,016, or 305.9%, to $199,056 for the nine months ended September 30, 2008, from $49,040 for the same period of fiscal year 2007. The increase in research and development expenses was because we outsourced our research and development of new fruit related products to a third party in the third quarter of fiscal 2008.

We accrued $208,658 as of September 30, 2008 as liquidated damages due to the failure to meet the timetables provided for in the Registration Rights Agreement. We estimated that our registration statement will become effective before December 31, 2008. Since none of the estimates is better than the other, we have booked an expense and a liability equal to the minimum estimated loss in accordance with FIN 14.

Income from Operations

In the nine months ended September 30, 2008, income from operations increased by $1,399,949, or 37.0%, to $5,180,377 from $3,780,428 for the corresponding period in 2007. As a percentage of net sales, income from operations was approximately 23.1% for the nine months ended September 30, 2008, a decrease of 23.7% as compared to 30.3% for the corresponding period in fiscal 2007. The decrease in the percentage of net sales was due to a decrease in gross margin and an increase in operating expenses, as previously discussed.

Interest Expense

Interest expense was $624,802 for the nine months ended September 30, 2008, an increase of $605,041, as compared with the same period of fiscal 2007, primarily due to an increase in term loan facilities in 2008 to support expansion plans and potential business opportunities. In the nine months ended September 30, 2008, the Company entered into eight short-term loan agreements with local banks in China. As of September 30, 2008, the balance of these short-term loans totaled RMB 65,000,000 ($9,573,042), with interest rates ranging from 5.28% to 9.83% per annum and maturity dates ranging from January 2009 to September 2009.

 Income Tax

Our provision for income taxes was $525,585 for the nine months ended September 30, 2008, compared to $584,389 for the corresponding period in 2007. The decrease in tax provision for the third quarter of fiscal 2008 was due to a decrease in the effective tax rate of Xi’an Tianren. The tax rate of Xi’an Tianren was reduced from 33% to 25%, effective beginning January 2008. However, as the income of Xi’an Tianren increased significantly in the third quarter of 2008, the income tax provision increased by 10.1% in the third quarter, as compared to the same period of last fiscal year.

Shaanxi Tianren was awarded the status of a nationally recognized High and New Technology Enterprise in December 2006, which entitled Shaanxi Tianren to tax-free treatment for two years starting from 2007 and thereafter reduced income taxes at 50% of its regular income tax rate then effective from 2009 to 2010.

We adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”) on July 1, 2007, which required no material adjustment to our liabilities for unrecognized income tax benefits since its adoption.

Minority Interest

As of September 30, 2008, Shaanxi Tianren held a 91.15% interest in Xi’an Tianren and Pacific held a 99% percent interest in Shaanxi Tianren. Minority interest in net income of subsidiaries was $256,242 for the nine months ended September 30, 2008, an increase of $119,395 compared to a minority interest in the net income of $136,847 for the corresponding period of fiscal 2007.  The increase in the minority interest was mainly attributable to the increase in the net income generated from Shaanxi Tianren.

Net Income

Net income was $3,900,123 for the nine months ended September 30, 2008, an increase of $891,791, or 29.6%, compared to the corresponding period of 2007. Such increase was primarily due to an increase in sales, as previously discussed.

Financial Condition

During the nine months ended September 30, 2008, total assets increased $2,713,464, or 5.8%, from $46,610,128 at December 31, 2007 to $49,323,592 at September 30, 2008.  The majority of the increase was in cash, prepaid expenses, property plant and equipment, construction in progress and other assets. The increase in total assets was offset by a decrease in accounts receivable, inventory, and related party receivables.

For the nine months ended September 30, 2008, cash and cash equivalents increased $8,702,321, or 212.6%, to $12,796,559 as compared to $4,094,238 for the fiscal year ended December 31, 2007.  The increase in cash was mainly due to net gross proceeds of $3,115,072 received from certain accredited investors in a private placement transaction on February 26, 2008 and an increase of $9,948,527 in net revenue in the nine months ended September 30, 2008.

At September 30, 2008, the accounts receivable balance decreased by $5,528,086 from the balance at December 31, 2007 due primarily to an improvement in accounts receivable collections in fiscal 2008. The accounts receivable turnover was 78 days for the nine months ended September 30, 2008, compared with 88 days for fiscal year 2007. The decrease in the accounts receivable turnover was due primarily to improvement in collections in Shaanxi Tianren.

Our inventory as of September 30, 2008 was $1,860,384, reflecting a decrease of $2,599,765, or 58.3%, compared to inventory at December 31, 2007. Inventory consists of raw materials, packaging materials and finished products. The decrease in inventory was mainly from the increase in sales in kiwifruit and apple related products in fiscal year 2008 which were produced in 2007 and January 2008.

Prepaid expenses and other current assets at September 30, 2008 were $1,267,956, an increase of $1,166,328 from the balance at December 31, 2007. The increase in prepaid expenses was primarily due to an increase of $821,424 in prepaid raw material of fresh fruits. To ensure that we have enough fresh fruits for our production needs, we usually pay 30% to 50% of the estimated purchase amount to suppliers before the start of squeezing season.

Property, plant and equipment increased by $211,226 from $17,564,147 at December 31, 2007 to $17,775,373 at September 30, 2008. Construction in progress was $2,711,753 at September 30, 2008. Total capital expenditures were approximately $2,826,179 in the nine months ended September 30, 2008.

During 2008, Shaanxi Tianren commenced construction on the expansion of its research and development center. This project covers an area of 2,000 square meters and will encompass additional space required for research and development laboratories. The expansion is currently in progress on the existing site of the factory in Jingyang County, Shaanxi Province. Related to this project, we have capitalized, as construction in progress, $1,178,221 during the nine months ended September 30, 2008. This research and development center is expected to be completed by June 30, 2009. Our estimated future capital expenditure for this project is $44,183. Once it is completed, it will provide more space for our engineers to conduct research and development toward the goal of improving and facilitating our product line. The Company also started a technology innovation and expansion project over its original industrial waste water processing facility located in the factory of Jingyang County in Shaanxi Province. This 600 square meter industrial waste water processing facility will increase the capacity of waste water processing and recycling from the current 100 cubic meters per day to 300 cubic meters per day. We capitalized $810,027 as construction in progress during the nine months ended September 30, 2008. This project is expected to be operational by the end of the third quarter of fiscal 2009.  Our estimated future capital expenditure for this project is $1,030,943. The expanded industrial waste water processing facility will enable the Company to increase its production capacity in the future and will be in compliance with local environmental laws. In addition, Xi’an Tianren began construction on an industrial waste water processing facility in the factory of Zhouzhi County in Shaanxi Province.

Xi’an Tianren previously leased a waste water processing facility at an annual fee of approximately $11,600. This 1,118 square meter industrial waste water processing facility remains on schedule and once completed will process 1,200 cubic meters of waste water per day, which will meet the increasing production demand of Xi’an Tianren and will improve the use of recycled waste water. We capitalized $659,804 as construction in progress during the nine months ended September 30, 2008. This project is expected to be operational by the end of the third quarter of fiscal 2009. Our estimated future capital expenditure for this project is $135,495. The newly built water processing facility in Xi’an Tianren will help the Company save on leasing fees and also enable the Company to increase its production capacity in the future.  Furthermore, it will be in compliance with local environmental laws.  We also capitalized interest expenses of $63,701 in construction in progress in accordance with FASB Statement of Financial Accounting Standards (“SFAS”) No. 34, Capitalization of Interest Cost. The source of the future investment in these three projects will be generated from our working capital and our current bank loans.

Depreciation and amortization were $1,409,907 for the nine months ended September 30, 2008, compared with $827,945 for the same period of 2007. The increase in depreciation expenses was due mainly to an increase in property, plant and equipment acquired after September 30, 2007.

The related party receivables of $4,970,427 as of December 31, 2007 were fully collected as of September 30, 2008. The related party receivables as of December 31, 2007 consisted primarily of two interest-free loans in the aggregate amount of approximately RMB 27,000,000 (approximately $3,971,495 based on the exchange rate as of September 30, 2008) that we advanced to Hede in June and July 2007 for Hede to acquire Huludao Wonder. On June 10, 2008, Shaanxi Tianren completed the acquisition of Huludao Wonder for a total purchase price of RMB 48,250,000, or approximately $6,887,391 based on the average exchange rate for the nine months ended September 30, 2008. The outstanding amount of the loan at the time of the acquisition was applied to the purchase price.

Other assets were $2,749,985 at September 30, 2008, an increase of $2,678,167 from the balance at December 31, 2007. The increase in other assets was primarily due to a down payment of $2,209,164 for the acquisition of Yingkou Trusty Fruits Co., Ltd. (“Yingkou”). On June 1, 2008, Shaanxi Tianren entered into a memorandum agreement with Xi’an Dehao Investment Consultation Co., Ltd. (“Dehao”). Under the terms of the agreement, Dehao agreed to transfer 100% of the ownership interest of Yingkou to Shaanxi Tianren. Shaanxi Tianren is required to make a down payment of RMB 15,000,000, or approximately $2,141,158 to Dehao as a deposit for the purchase. The acquisition is targeted for completion in the first quarter of fiscal 2009 after the third party market value evaluation. In addition, we made a down payment of $356,860 to a construction company for the remolding services that they will provide for our newly leased office in Shaanxi Tianren.

Liquidity and Capital Resources

Our working capital has historically been generated from the operating cash flow, advances from our customers and loans from bank facilities.

Net cash provided by operating activities increased by $7,583,005 to $12,003,155 for the nine months ended September 30, 2008 from $4,420,150 in the same period of fiscal 2007.  The increase in net cash provided by operating activities was primarily due to (i) an increase of $891,791 in net income from $3,008,332 to $3,900,123 during the nine months ended September 30, 2008 as compared to the same period of the prior year, (ii) an increase of $702,631 of adjusting non-cash items, and (iii) an increase of $11,416,914 in cash inflow from changes in accounts receivables, inventory and tax payables. Primarily offsetting the increase in cash provided by operating activities was a cash outflow from change in prepaid expenses, accounts payable and advances from customers of $5,733,986.

Net cash used in investing activities increased by $3,590,723 to $7,023,992 for the nine months ended September 30, 2008 from $3,433,269 for the same period of fiscal 2007. The increase in cash used in investing activities was mainly due to $2,141,158 in deposits paid to Dehao for the acquisition of Yingkou, an increase of $3,857,216 in loans advanced to related parties, an increase of $356,860 in prepayment for the lease improvement and an increase of $2,715,577 in the capital expenditures in cash, as previously discussed. Offsetting this increase in cash used in investing activities was an increase of $5,475,092 in the repayment of loans from related parties and an increase of $4,996 in the proceeds from the sale of property, plant and equipment.

Net cash provided by financing activities in the nine months ended September 30, 2008 was $3,112,471, representing an increase of $3,731,366 compared to the net cash used in financing activities of $618,895 during the same period of 2007. The increase was mainly due to stock sales proceeds of $3,115,072 received from certain accredited investors in a private placement transaction on February 26, 2008.

As of September 30, 2008, we had several short-term loans outstanding. The balance of these loans totaled RMB 65,000,000 ($9,573,042), with interest rates ranging from 5.28% to 9.83% per annum. These loans mature from January 2009 to September 2009.  The proceeds of these short-term loans are used as working capital in the Company’s ordinary course of business.

Under our Preferred Stock Purchase Agreement with Barron Partners, for a period of three years from the closing date of the agreement (February 26, 2008), so long as Barron Partners shall continue to beneficially own 20% of the Series B Preferred Stock issued thereunder, we may not issue any preferred stock or any convertible debt, except for preferred stock issued to Barron Partners.

Further, under the Preferred Stock Purchase Agreement with Barron Partners, until February 26, 2010, at all times our debt-to-EBITDA ratio shall not exceed 3.5:1 for the most recent 12-month period.

The Company plans to acquire Yingkou in the first quarter of fiscal year 2009. The Company also plans to expand its current operations in the next two years. Planned expenditures for land and equipment are approximately $45.4 million for the period from October 2008 to September 2009, and $1.34 million for the last quarter of fiscal year 2009. The Company needs to purchase land to expand its current operations. Much of its planned expenditures in the period from October 2008 to September 2009 represent the purchase price of land and construction expenses of $10 million.

We believe that we currently have sufficient cash on hand, combined with anticipated cash receipts, to fund our business for at least the next 12 months.

For our long-term planned expenditures for equipment and land we will likely need to seek additional debt or equity financing. We believe that any such financing could come in the form of debt or the issuance of our Common Stock in a private placement or public offering.  However, there are no assurances that such financing would be available or available on terms acceptable to us. To the extent that we require additional financing in the future and are unable to obtain such additional financing, we may not be able to fully implement our growth strategy.

Fiscal Years Ended December 31, 2007 and December 31, 2006

Results of Operations and Business Outlook

As the following table shows, Shaanxi Tianren’s revenue, gross profit, and income from operations for fiscal year 2007 rose substantially as compared to fiscal year 2006. These increases were due in large part to the combination of Huludao Wonder’s operating results on and after June 2007 with those of Shaanxi Tianren. In addition, in 2007, Xi’an Tianren continued normal production and sales of its kiwifruit beverage products throughout the non-squeezing season, while in June and July of 2006, due to the transition of Xi’an Tianren as a result of our acquisition of it in May 2006, its production and sales were temporarily suspended for technological and facility upgrades and personnel training. These factors contributed to the substantial increase of our net sales and income from operations for fiscal year 2007 as compared to fiscal 2006.

	Twelve Months Ended December 31,
	2007	2006	Change
Revenue	$29,361,941	$17,427,204	68.48%
Cost of Goods Sold	$18,467,045	$10,105,327	82.75%
Gross Profit	$10,894,896	$7,321,877	48.80%
Gross Margin	37.11%	42.01%	-11.68%
Operating Expenses	$1,876,456	$1,069,970	75.37%
Income from Operations	$9,018,440	$6,251,907	44.25%
Net Income	$7,956,403	$3,845,270	97.55%

Revenue

Revenue for fiscal 2007 was $29,361,941, an increase of $11,934,737, or 68.48%, compared to $17,427,204 for fiscal 2006. The increase was primarily due to Shaanxi Tianren’s consolidation of Huludao Wonder’s operating results since June 1, 2007 and forward. In June 2007, Shaanxi Tianren entered into a lease agreement with Hede, pursuant to which Shaanxi Tianren, for a term of one year and for a monthly lease payment of RMB 300,000, leased all the assets and operating facilities of Huludao Wonder, which is wholly owned by Hede. This lease arrangement resulted in the combination of Huludao Wonder’s operating results with those of Shaanxi Tianren. In addition, Xi’an Tianren increased its production of kiwifruit beverages in fiscal 2007. The kiwifruit beverage is produced by the further processing of kiwifruit juice puree. Generally, we do not produce or sell fruit juice puree or fruit juice during the non-squeezing season between March or April and July. However, during part of the non-squeezing season in 2007, between January and June, Xi’an Tianren continued to produce kiwifruit juice from existing kiwifruit juice puree and to sell kiwifruit juice during this period. As a result, we saw an increase in net sales of kiwifruit juice for fiscal year 2007. A general price increase for fruit juices in 2007 as compared to those in 2006 also contributed to the increase of net sales in fiscal 2007.

Overall Gross Margin

Overall gross margin, as a percentage of revenue, dropped by 11.67%, from 42.01% for fiscal 2006 to 37.11% for fiscal 2007. The lower margin was due primarily to an increase in general price for fruits. In the squeezing season of 2007, the main production areas of apples in China suffered from poor weather, which caused a lower yield in the apple crop. As a result, our cost of raw materials was higher in 2007. In terms of dollar amount, gross margin for fiscal 2007 was $10,894,896, an increase of $3,573,019, or 48.80%, compared to $7,321,877 for fiscal 2006, as the result of better sales performances, as previously discussed.

Operating Expenses

Operating expenses for the years ended December 31, 2007 and 2006 were as follows:

	Twelve Months Ended December 31,
	2007	2006
General and administrative	$1,189,637	$405,253
Selling expense	686,819	664,717
Total	$1,876,456	$1,069,970

Our operating expenses increased 75.37% to $1,876,456 for the fiscal year ended December 31, 2007 from $1,069,970 for fiscal year 2006. Our operating expenses consist of general and administrative and selling expenses. The increase in our operating expenses was substantially attributable to the 193.55% increase in our general and administrative expenses to $1,189,637 for fiscal year 2007 as compared to $405,253 for fiscal year 2006. The increase was primarily due to the consolidation of Huludao Wonder’s operating results with those of Shaanxi Tianren since June 1, 2007 and forward. Huludao Wonder had a large amount of general and administrative expenses, which attributed to the substantial increase of Shaanxi Tianren’s operating expenses as a result of such combination. The other contributing factor was a hike in payroll and related expenses in Shaanxi Tianren to handle the rise in sales volume. Selling expenses increased by $22,102, or 3.33%, to $686,819 for fiscal year 2007, from $664,717 for fiscal 2006, mainly due to an increase in freight and transportation expenses as a result of the increase in sales.

Income from Operations

Income from operations increased 44.25% to $9,018,440 for fiscal year 2007, from $6,251,907 for fiscal year 2006. As a percentage of revenue, income from operations was approximately 30.71% for fiscal year 2007, a decrease of 14.39% as compared to 35.87% for fiscal year 2006. The decrease in the percentage of revenue was due to a decrease in gross margin and an increase in operating expenses, as previously discussed.

Interest Expense

Interest expense increased by $338,370 for fiscal year 2007, from $62,147 to $400,517, primarily due to new term loan facilities of $9,446,103 taken up in fiscal 2007 to support expansion plans and potential business opportunities.

Income Tax

Our income tax provision decreased by $926,515, or 45.51%, from $2,035,675 in fiscal 2006 to $1,109,160 in fiscal 2007. The decrease was due to Shaanxi Tianren’s new preferential tax treatment effective as of January 2007. Shaanxi Tianren was awarded the status of a nationally recognized High and New Technology Enterprise in December 2006, which entitled Shaanxi Tianren to tax-free treatment for two years starting from 2007, and thereafter reduced income taxes at 50% of its regular income tax rate then effective from 2009 to 2010. In December 2007, the tax rate of Xi’an Tianren was reduced from 33% to 25%, effective beginning January 2008.

Minority Interest

As of December 31, 2007, Shaanxi Tianren held a 91.15% interest in Xi’an Tianren, and Pacific held a 99% interest in Shaanxi Tianren. The minority interest for fiscal 2007, in the net income of subsidiaries, was $360,501, an increase of $116,937 compared to the minority interest of $243,564 for fiscal 2006. The increase in the minority interest was attributable to the improvement in the net income generated from Shaanxi Tianren.

Net Income

Net income for fiscal year 2007 was $7,596,403, an increase of $3,751,133, or 97.55%, compared to $3,845,270 in fiscal year 2006. Such increase was primarily due to an increase in revenue, as previously discussed.

Financial Condition

During fiscal year 2007, total assets increased by $25,188,080 from $21,422,048 at December 31, 2006 to $46,610,128 at December 31, 2007. The increase was primarily in cash, accounts receivable, inventory, property, plant and equipment, land usage rights and related party receivables.

Cash and cash equivalents reached $4,094,238 as of December 31, 2007, an increase of 91.75%, from $2,135,173 as of December 31, 2006. The increase in cash was mainly the result of higher revenue generated in fiscal year 2007.

Accounts receivable at December 31, 2007 were $9,153,687, an increase of $4,002,053, or 77.69%, compared to $5,151,634 at December 31, 2006. In 2007 we required advance payment of 100% of the purchase price on 11% of our sales and we generally delivered the products one to two months after payment. As our sales in 2007 increased by 68.5% compared to 2006, our accounts receivable also increased. The turnover of accounts receivables was 89 days for fiscal 2007, a decrease of 25 days or 21.93%, compared to 114 days for fiscal 2006. The decrease in turnover days of accounts receivable was primarily due to improvement in collection efforts on the part of the staff in Shaanxi Tianren.

Our inventory reached $4,460,149 as of December 31, 2007 from $765,711 at the beginning of the year, representing an increase of 482.48%. Inventory consists of raw materials, merchandise on hand, low-value consumables and packaging materials and finished products. Our inventory as of December 31, 2007 consisted largely of concentrated apple juice produced by Huludao Wonder. As discussed above, we started operating Huludao Wonder in June 2007 pursuant to a lease and management arrangement with Hede. However, Huludao Wonder did not book any sales until November 2007 due to the delay in obtaining an export permit. As such, we accrued a large amount of inventory, which contributed to the 482.48% increase.

Related party receivables increased to $4,970,427 as of December 31, 2007 from $419,523 as of December 31, 2006, representing an increase of 1,084.78%. The related party receivables as of December 31, 2007 consisted primarily of two interest-free loans in the aggregate amount of approximately RMB 27,000,000 (or approximately $3,696,301) that we advanced to Hede in June and July 2007 for Hede to acquire Huludao Wonder, a factory that produces apple juice products. The total purchase price of Huludao Wonder by Hede was RMB 48,250,000 (or approximately $6,605,427). Hede was 80% owned by Mr. Yongke Xue, our Chief Executive Officer and director, and 20% owned by Ms. Xiaoqin Yan, a director of Shaanxi Tianren. Prior to Hede’s acquisition of Huludao Wonder, Huludao Wonder was identified by Shaanxi Tianren as a potential acquisition target whose product offering and manufacturing capacity complemented the business of Shaanxi Tianren. As part of Shaanxi Tianren’s strategic plan, it is intended that Shaanxi Tianren will acquire Huludao Wonder from Hede at cost after operating Huludao Wonder under a one-year lease and management arrangement entered into by the parties in June 2007. The principal amount of one such loan was RMB 7,000,000 (or approximately $958,300), which matured on June 5, 2008. The principal amount of the second loan was RMB 20,000,000 (or approximately $2,738,001), which matured on July 1, 2008.

On May 31, 2008, Shaanxi Tianren entered into a Stock Transfer Agreement with Hede. Under the terms of the Stock Transfer Agreement, Hede agreed to transfer all its stock ownership of Huludao Wonder to Shaanxi Tianren for a total price of RMB 48,250,000 (approximately $6,952,450 based on the exchange rate as of May 31, 2008) which was the same purchase price which Hede paid for the acquisition of Huludo Wonder in June 2007. The outstanding loan balance and cash advances to Hede were offset by the purchase price when the sale was closed on June 10, 2008. The loan made to Hede in excess of the sales price of RMB 48,250,000 was returned to the Company in the same month. Please refer to the section titled “Certain Relationships and Related Party Transactions” of this prospectus for more information about these related party transactions.

Property, plant and equipment at December 31, 2007 were $17,564,147, an increase of $7,482,172, or 74.21%, compared to $10,081,975 at December 31, 2006. The increase was mainly due to the consolidation of the financial condition of Huludao Wonder with that of Shaanxi Tianren in fiscal year 2007. The property, plant and equipment of Huludao Wonder was $7,077,737 as of December 31, 2007.

Total liabilities at December 31, 2007 were $12,982,306, an increase of $8,573,302, or 194.45%, compared to $4,409,004 at December 31, 2006. The increase in liabilities was mainly due to the increase in accounts payable, notes payable and advances from customers.

Advances from customers were $708,291 as of December 31, 2007, while we did not have any advances from customers at the beginning of the year. In 2007 we required advance payment of 100% of the purchase price on 9% of our sales and we generally delivered the products one to two months after payment. In 2006, our sales were largely generated from sales to a few domestic export companies who historically acted as our distributors and with whom we have long-term relationships. We usually do not require advance payments from such distributors.

As of December 31, 2007, we had loans in the principal amount of $1,889,220 from China Construction Bank, and $6,571,203 from China Commercial Bank, Suizhong, branch. We intend to use these loans to support our expansion plans and potential business opportunities.

Liquidity and Capital Resources

Our working capital has historically been generated from the operating cash flow, advances from our customers and loans from bank facilities.

Net cash provided by operating activities during fiscal 2007 was $6,153,078, an increase of $4,035,484 as compared to $2,117,594 in fiscal 2006. Higher levels of cash flows were primarily due to the swing in net income from $3,845,270 in fiscal year 2006 to $7,596,403 in fiscal year 2007.

Net cash used in investing activities decreased by $718,788 to $4,361,882 for fiscal 2007 from $5,080,670 for fiscal 2006. The fluctuation of net cash used in investing activities was primarily caused by our acquisition in 2006 and the prices we paid for such acquisition. During 2006, we paid $4,213,662 in cash for the acquisition of Xi’an Tianren. Offsetting the decrease in cash used in investing activities was an increase of $4,172,412 in loan advances to related parties.

Net cash used in financing activities in fiscal year 2007 was $50,854, reflecting an increase of $4,504,526 compared to the net cash provided by financing activities of $4,453,672 in fiscal year 2006. The increase was due mainly to the decrease in capital contributions from stockholders in 2007. In 2006, our shareholders made a capital contribution in the amount of approximately $6,271,558. However, there was no such contribution in fiscal 2007. In fiscal 2007, we also paid off an outstanding loan of $1,865,649 to our related parties, as compared to $28,524 in loan advances from related parties in 2006. The increase in net cash used in financing activities was offset by an increase of $2,946,247 in proceeds from bank loans and a decrease of $714,958 in dividend payments.

    As of December 31, 2007, we had a long-term loan balance of RMB15,000,000, ($2,053,501 based on the exchange rate as of December 31, 2007), on a RMB15,000,000 loan, which was bearing interest at the lending bank’s floating prime rate. The loan has a term of five years from the date of the loan. RMB 10,000,000 ($1,369,000) of principal is due on July 10, 2009 and the balance of RMB 5,000,000 ($684,501) of principal of the loan is due on September 20, 2009.

As of December 31, 2007, we had several short-term loans outstanding which we intended to pay back within a year. The balance of these loans totaled RMB 46,800,000 ($6,406,922). The interest rates on these short-term loans range from 6.57% to 9.477% per annum. These loans were due from January 2008 to September 2008.

The proceeds of these short-term loans were used as working capital in the Company’s ordinary course of business.

We did not have any contractual limitation on our ability to raise capital with any bank or investor as of December 31, 2007.

The Company plans to acquire Yingkou Trusty Fruits Co., Ltd. (“Yingkou”) in the first quarter of fiscal year 2009. The Company also plans to expand its current operations in the next two years. The planned capital expenditures are approximately $5 million for fiscal 2008 and $41 million for fiscal year 2009.  We believe that as of December 31, 2007 we had sufficient cash on hand, combined with anticipated cash receipts, to fund our business for at least the next 12 months.

In order to fund our capital expenditures we will likely need to seek additional debt or equity financing. We believe any such financing could come in the form of additional corporate debt or straight equity issuance of our registered shares through a private investment in public equity investor. However, there are no assurances that such financing would be available or available on terms acceptable to us. To the extent that we require additional financing in the future and are unable to obtain such additional financing, we may not be able to fully implement our growth strategy.

Critical Accounting Policies

Management’s discussion and analysis of the Company's financial condition and results of operations is based upon SkyPeople Fruit Juice, Inc. consolidated financial statements, which have been prepared in accordance with U.S. GAAP. SkyPeople’s financial statements reflect the selection and application of accounting policies, which require management to make significant estimates and judgments. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Pacific believes that the following reflects the more critical accounting policies that currently affect SkyPeople’s financial condition and results of operations.

SkyPeople Fruit Juice, Inc. (“SkyPeople” or the “Company”), formerly Entech Environment Technology, Inc. (“Entech”), was formed in June 1998 under the laws of the State of Florida. From July 2007 until February 26, 2008, our operations consisted solely of identifying and completing a business combination with an operating company and compliance with our reporting obligations under federal securities laws.

Between February 22, 2008 and February 25, 2008, we entered into a series of transactions whereby we acquired 100% of the ownership interest in Pacific Industry Holding Group Co., Ltd. (“Pacific”) from a share exchange transaction and raised $3,400,000 gross proceeds from certain accredited investors in a private placement transaction. As a result of the consummation of these transactions, Pacific is now a wholly owned subsidiary of the Company.

Pacific was incorporated under the laws of the Republic of Vanuatu on November 30, 2006. Pacific’s only business is acting as a holding company for Shaanxi Tianren Organic Food Co., Ltd. (“Shaanxi Tianren”), a company organized under the laws of the People’s Republic of China (“PRC”), in which Pacific holds a 99% ownership interest.

This share exchange transaction resulted in Pacific obtaining a majority voting and control interest in the Company. Generally accepted accounting principles require that the company whose stockholders retain the majority controlling interest in a combined business be treated as the acquirer for accounting purposes, resulting in a reverse acquisition with Pacific as the accounting acquirer and SkyPeople as the acquired party. Accordingly, the share exchange transaction has been accounted for as a recapitalization of the Company. The equity sections of the accompanying financial statements have been restated to reflect the recapitalization of the Company due to the reverse acquisition as of the first day of the first period presented. All references to Common Stock of Pacific Common Stock have been restated to reflect the equivalent numbers of SkyPeople equivalent shares.

On May 23, 2008, we amended the Company’s Articles of Incorporation and changed its name to SkyPeople Fruit Juice, Inc. to better reflect our business. The 1-for-328.72898 reverse stock split of the outstanding shares of Common Stock and a mandatory 1-for-22.006 conversion of Series A Preferred Stock, which had been approved by written consent of the holders of a majority of the outstanding voting stock, also became effective on May 23, 2008.

Shaanxi Tianren was incorporated on August 8, 2001 in the People’s Republic of China (“PRC”) and is located in Xi’an High-Tech Industrial Development Zone. The Company is principally engaged in developing, manufacturing and selling mostly concentrated pear and apple juices, juice concentrate, fruit beverages, agricultural products and packing supplies in the PRC.

Xi’an Tianren Modern Organic Company, Ltd. (“Xi’an Tianren”), formerly known as “Xi’an Jiaoda Qinmei Modern Food Company Ltd.”, was incorporated on December 22, 2002 in the PRC. The Company is principally engaged in developing, manufacturing and selling mostly concentrated kiwifruit and peach juices and fruit supplies in the PRC.

 On May 27, 2006, Shaanxi Tianren purchased 91.15% of Xi’an Tianren for RMB 36,460,000 (U.S. $4,573,221). The acquisition was accounted for using the purchase method and the financial statement was consolidated on the purchase date and forward.

On June 2, 2007, Shaanxi Tianren entered into a lease agreement with Shaanxi Hede Investment Management Co., Ltd. (“Hede”), pursuant to which Shaanxi Tianren, for a term of one year and for a monthly lease payment of RMB 300,000, leased all the assets and operating facilities of Huludao Wonder, which is wholly-owned by Hede. For accounting purposes, since June 1, 2007 Huludao Wonder has been a variable interest entity of Shaanxi Tianren according to FASB Interpretation No. 46: Consolidation of Variable Interest Entities, an interpretation of ARB 51 (“FIN 46”). The financial statements of Shaanxi Tianren and Huludao Wonder have been consolidated as of June 1, 2007 and forward.  On June 10, 2008, we completed the acquisition of Huludao Wonder for a total purchase price of RMB 48,250,000, or approximately U.S. $6,807,472. The payment was made through the offset of related party receivables from Hede.

Consolidation

The consolidated financial statements include the accounts of Shaanxi Tianren, Xi’an Tianren, Huludao Wonder and Pacific. All material inter-company accounts and transactions have been eliminated in consolidation.

The consolidated financial statements are prepared in accordance with U.S. GAAP. This basis differs from that used in the statutory accounts of Shaanxi Tianren, Xi’an Tianren and Huludao Wonder, which were prepared in accordance with the accounting principles and relevant financial regulations applicable to enterprises in the PRC. All necessary adjustments have been made to present the financial statements in accordance with U.S. GAAP.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents include cash on hand and demand deposits held by banks. Deposits held in financial institutions in the PRC are not insured by any government entity or agency.

Accounting for the Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technological or other industrial changes. Determination of recoverability of assets to be held and used is by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the reporting periods, there was no impairment loss.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income represents foreign currency translation adjustments.

Accounts Receivable

Accounts receivable and other receivables are recognized and carried at the original invoice amount less an allowance for any uncollectible amount. Allowance is made when collection of the full amount is no longer probable. Management reviews and adjusts this allowance periodically based on historical experience, the current economic climate as well as its evaluation of the collectability of outstanding accounts. Receivable amounts outstanding more than 6 months are allowed for. The Company evaluates the credit risks of its customers utilizing historical data and estimates of future performance.

Inventory

Inventory consists primarily of raw materials and packaging (which include ingredients and supplies) and finished goods (which include finished juice in our bottling and canning operations). Inventories are valued at the lower of cost or market. We determine cost on the basis of the average cost or first-in, first-out methods.

Revenue Recognition

We recognize revenue upon meeting the recognition requirements of Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition. Revenue from sales of the Company’s products is recognized upon shipment or delivery to its distributors or end users, depending upon the terms of the sales order, provided that persuasive evidence of a sales arrangement exists, title and risk of loss have transferred to the customer, the sales amount is fixed and determinable and collection of the revenue is reasonably assured. More than 70% of our products are exported either through distributors or to end users. Of this amount, 80% of the revenue is exported through distributors. Our general sales agreement requires the distributors to pay us after we deliver the products to them, which is not contingent on resale to end customers. Our credit terms for distributors with good credit history are from 30 days to 90 days. For new customers, we usually require 100% advance payment for direct export sales. Customer advances are recorded as unearned revenue, which is a current liability. Our payment terms with distributors are not determined by the distributor’s resale to the end customer. According to our past collection history, the bad debt rate of our accounts receivables is less than 0.5% and because of our strict quality standards during the production, storage and transportation process we have experienced no returns based on the quality of our products. Our customers have no contractual right to return our products and historically we have not had any products returned. Accordingly, no provision has been made for returnable goods. We are not required to rebate or credit a portion of the original fee if we subsequently reduce the price of our product and the distributor still has right with respect to that product.

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. The significant areas requiring the use of management estimates include the provisions for doubtful accounts receivable, useful life of fixed assets and valuation of deferred taxes. Although these estimates are based on management’s knowledge of current events and actions management may undertake in the future, actual results may ultimately differ from those estimates.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the useful lives of the assets. Major renewals and betterments are capitalized and depreciated; maintenance and repairs that do not extend the life of the respective assets are charged to expense as incurred. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in income. Depreciation related to property and equipment used in production is reported in cost of sales. Property and equipment are depreciated over their estimated useful lives as follows:

Buildings	20-30 years
Machinery and equipment	10 years
Furniture and office equipment	5 years
Motor vehicles	5 years

Foreign Currency and Comprehensive Income

The accompanying financial statements are presented in U.S. dollars. The functional currency is the renminbi (“RMB”) of the PRC. The financial statements are translated into U.S. dollars from RMB at year-end exchange rates for assets and liabilities, and weighted average exchange rates for revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

On July 21, 2005, the PRC changed its foreign currency exchange policy from a fixed RMB/USD exchange rate into a flexible rate under the control of the PRC’s government. We use the closing rate method in currency translation of the financial statements of the Company.

RMB is not freely convertible into the currency of other nations. All such exchange transactions must take place through authorized institutions. There is no guarantee the RMB amounts could have been, or could be, converted into U.S. dollars at rates used in translation.

Taxes

Income tax expense is based on reported income before income taxes. Deferred income taxes reflect the effect of temporary differences between assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes. In accordance with Statement of Financial Accounting Standards (“SFAS”) No.109, Accounting for Income Taxes, these deferred taxes are measured by applying currently enacted tax laws.

The Company has implemented SFAS No.109 Accounting for Income Taxes which provides for a liability approach to accounting for income taxes. Deferred income taxes result from the effect of transactions that are recognized in different periods for financial and tax reporting purposes. The Company has recorded no deferred tax assets or liabilities as of December 31, 2007, since nearly all differences in tax basis and financial statement carrying values are permanent differences.

Restrictions on Transfer of Assets Out of the PRC

Dividend payments by Shaanxi Tianren and its subsidiaries are limited by certain statutory regulations in the PRC. No dividends may be paid by Shaanxi Tianren without first receiving prior approval from the Foreign Currency Exchange Management Bureau. Dividend payments are restricted to 85% of profits, after tax.

Minority Interest in Subsidiary

Minority interest represents the minority stockholders’ proportionate share of 1% of the equity of Shaanxi Tianren and 8.85% of the equity of Xi’an Tianren.

Accounting Treatment of the February 26, 2008 Private Placement

The Company has issued shares and put them into escrow to protect the investor group from a decline in value should the Company not meet certain income targets. If the Company fails to achieve the income targets, the Make Good Escrow Shares will be released to the investors. Since the investors have no relationship to the Company other than as Investors, no compensation cost will be recognized. If the Company achieves the income targets, the Make Good Escrow Shares will be canceled, resulting in no income or expense recognition. During the time the Make Good Escrow Shares are outstanding they will be accounted for as contingently issuable shares in determining the EPS denominator in accordance with SFAS 128.

Liquidated damages potentially payable by the Company under the Stock Purchase Agreement and the Registration Rights Agreement will be accounted for in accordance with FSP EITF 00-19-2. Estimated damages at the time of closing will be recorded as a liability and deducted from additional paid-in capital as costs of issuance. Estimated damages determined later pursuant to the criteria for SFAS 5 will be recorded as a liability and deducted from operating income.

BUSINESS

Overview of the Business

Products

Shaanxi Tianren, with its subsidiaries and branches, is engaged in the business of research and development, production and sales of special concentrated fruit juice, fast-frozen and freeze-dried fruits and vegetables and fruit juice drinks.

Certain information concerning our operations since January 1, 2005 is set forth in the following table:

Unit: USD

Period	Operating Revenue	Cost of Sales	Operating Profit

Calendar Year 2007	29,361,941	18,467,045	9,018,440

Calendar Year 2006	17,427,204	10,105,327	6,251,907

Calendar Year 2005	7,027,889	4,471,432	1,619,163

There are two general categories of fruit and vegetable juices available in the market. One is fresh juice that is canned directly after filtering and sterilization upon being squeezed out of fresh fruits or vegetables. The other general category is juice drinks made out of concentrated fruits and vegetable juices. Concentrated fruit and vegetable juices are produced through pressing, filtering, sterilization and evaporation of fresh fruits or vegetables. It is used as the base material or ingredient for products such as drinks, fruit jams and fruit wines, etc. Concentrated juices are not drinkable. Instead, they are used as a basic ingredient for manufacturing juice drinks and as an additive to fruit wine and fruit jam, cosmetics and medicines.

For Shaanxi Tianren, the period between each July through April is our squeezing season when fresh fruits are available in the market and concentrated fruit juices are produced out of fresh fruits. The squeezing season for apples is from August to March or April of the following year; the squeezing season for pears is from July or August until March of the following year; and the squeezing season for kiwifruit is from September through December of each year. We produce and sell both concentrated fruit juices and juice drinks. Compared to juice drinks, sales of our concentrated juice products generally result in a higher gross margin, averaging above 50%, while the gross margin for juice drinks is slightly above 20%. Therefore, our core products are concentrated apple, pear and kiwifruit juices and our production has strategically been focused on concentrated juice products. We also produce juice drinks and other derivative products, especially when we are not in squeezing season. Our wide range of product offerings and our ability to shift focus among products based on supply and demand in the market and seasonal factors help us to diversify our operational risks and supplement our revenue generation.

Our main products include concentrated apple juice, concentrated pear juice, concentrated kiwifruit puree, fruit juice drinks, fresh fruits and organic fresh fruits.

Shaanxi Tianren is also engaged in the research and development, production and sales of concentrated vegetable juice, fruit sugar, fruit pectin, fast-frozen and freeze-dried fruit and vegetable, dehydrated fruit and vegetable, fruit and vegetable juice drinks, fruit vinegar and organic food; storing and sales of fresh fruit products and vegetable; deep processing and technological research of organic agricultural and fruit industry.

At present, the raw material processing capability of Shaanxi Tianren is 70 tons/hour and our annual yield of all kinds of concentrated fruit juice is 50,000 tons.

Certain information concerning our sales of various products since January 1, 2005 is set forth in the following table:

	2007		2006		2005
Products	Amount (tons)	Proportion	Amount (tons)	Proportion	Amount (tons)	Proportion
Apple Clear Juice	7,186,847	24.48%	2,119,655	12.16%	4,466,050	63.55%
Pear Clear Juice	11,184,212	38.09	4,983,145	28.59	2,561,839	36.45
Kiwifruit Virgin Puree	590,912	2.01	1,665,754	9.57	—
Concentrated Kiwifruit Puree	5,277,961	17.98	2,090,336	11.99	—
Others	5,122,009	17.44	6,568,314	37.69	—
Total	29,361,941	100%	17,427,204	100%	7,027,889	100%

Organizational Structure

The following table contains certain information concerning companies owned directly or indirectly by Shaanxi Tianren as of June 27, 2008.

No.	Company Name	Incorporated	Main Business	Stockholders

1	Xi’an Tianren	12/23/2002	kiwifruit juice production and sales	Shaanxi Tianren 91.15%;
Xi’an Qin Mei Food Co., Ltd. 8.85%

2	Jingyang subsidiary	9/26/2006	concentrated pear juice process and sales	Shaanxi Tianren 100%

3	Zhouzhi subsidiary	5/6/ 2003	kiwi juice production and sales	Xi’an Tianren 100%

4	Huludao Wonder subsidiary	06/10/ 2007	concentrated apple juice process and sales	Shaanxi Tianren 100%

Seasonality

Our business experiences mild seasonal effects as sales of our products are generally higher during the squeezing season from August through April of the following year. Sales of our products during the months from March through July generally tend to be lower due to a shortage of raw material of fresh fruits and a lower level of production activity. As a result, our results of operations for the third quarter and fourth quarter are generally stronger than those for our first quarter and second quarter. However, we are trying to diversify our products and prolong our squeezing season. There are also sales from inventory during the non-squeezing season. In 2008, we started our squeezing season in July with the early initiation of machine maintenance.

Industry and Principal Markets

Global Market

The fruit and vegetable juice processing industry is an emerging industry that came into being at the end of the 19th century. Due to the natural and healthy quality of fruit and vegetable juice drinks in recent years the consumption of such products has continued to grow and sales of pure fruit and vegetable juice and fruit and vegetable juice drinks have increased rapidly.

In 2006, according to Chengdu Lan Xin Information & Tech Co., as published on its TJKX.com website, global sales of fruit juice and nectars were more than 37 billion liters, an increase of approximately 7 billion over sales in 2000. According to China Chamber of Commerce for Import & Export of Foodstuffs, as published on its Chinajuice.org website, in 2010 the global sales of fruit juice and vegetable juice will reach 53 billion litters. North America and Europe are the main markets for fruit juice, where the sales of fruit juice account for approximately 60% of total beverage consumption.

According to the data publicized by the United States Department of Agriculture (which information may be obtained at htto://www.fas.usda.gov/htp/2007%20Apples.pdf), in the marketing season (July to June for northern hemisphere countries) of 2006/2007, world apple juice production was approximately 1.5 million metric tons.

The processing and export of concentrated apple juice, concentrated pear juice and concentrated kiwifruit puree are now the major operational fields of the Chinese concentrated fruit and vegetable juice industry.

China Market

China is a country with a large population, but the consumption of fruit juice is relatively very low, with annual per capita consumption of no more than 1 kilogram, which only accounts for 10% of total world consumption. If calculated based on annual world consumption rates, China’s market capacity for fruit juice beverages would be 9.1 million tons, indicating that there is a great potential market for the marketing of fruit juice beverages in China.

In China, the output of fruit juice and drinks nationwide was approximately 4,816,824 tons in 2004, an increase of 27.95% compared with that in 2003, and output increased by 29.17 % to 6,000,000 tons in 2005. From January to October 2006, output was approximately 7,196,692 tons, an increase of 27.96% compared with that of the first 10 months of 2005.

Shaanxi Tianren is located in Shaanxi Province. In 2006, the export volume of concentrated apple juice by Shaanxi Province was 291,000 tons with a value of $212 million, accounting for 44.9% and 46.3% of the total export volume and value, respectively, of concentrated apple juice from all of the PRC. At present, the output, output value and export volume of concentrated juice of Shaanxi Province all rank first among other provinces and cities in China.

Marketing

Only those Chinese companies, such as Shaanxi Tianren, which maintain certain standards set up by the PRC government, have been granted a certificate which gives them the right to directly sell their products to foreign customers. The certificate is issued by the Commercial Department of China.  More than 70 percent of our products are directly and indirectly exported. One export channel is via distributors with good credit, and the other is the direct sale to end-users. In its main export markets (the U.S., Europe and Middle East), Shaanxi Tianren has stable distributors and end-users.

Shaanxi Tianren uses the following marketing methods: directly marketing with foreign businesses via our sales department; attendance at various international farm and sideline products sales exhibitions, at which we contact clients from abroad to sell to them directly; and sales made through our trade websites.

Sales of fruit juice products are mainly made in Chinese markets. Most of the products are sold through provincial level, city level and county level agents. The Company also sells directly to hotels, supermarkets and similar outlets.

Our sales team is divided into teams focusing on the sale of concentrated fruit juice and its derivative products and teams focusing on the sale of fruit juice products.

Our international trade department, which has 13 marketing personnel, is responsible for our sales of concentrated fruit juice and its derivative products.

Our sale of fruit juice is conducted by a team of 28 personnel employed by our subsidiary, Xi’an Tianren.

Our target markets of kiwifruit pulp, kiwifruit concentrated pulp and kiwifruit concentrated juice are mainly in Europe, Southeast Asia, South Korea, Japan, the Middle East, mainland China and Taiwan. Our main target markets are concentrated in mainland China, Taiwan and the Middle East. Export volume to other markets is small.

Our target markets of concentrated apple juice and pear juice are in North America (especially in the U.S.), Europe and the Middle East.

1.	North American market

The U.S. market is a highly mature market with demand for concentrated apple juice, and its demand increases year by year. Since prices in the North American market are higher than in the European market, the U.S. market is always preferred by manufacturers producing concentrated apple juice. Shaanxi Tianren started to export to North America in 2004. We have increased our export volume to the U.S. year by year since then and the North American market has become one of our biggest target markets.

2.	European market

The European market has stable customer groups, complete requirements for product quality standards and authoritative organizations for concentrated fruit juice. In Europe, concentrated apple juice is used for producing beverages and fruit wines.

The European market has always been our main target market since Shaanxi Tianren incorporated. More than half of our products are exported to Europe.

Raw Materials and Suppliers

Our raw materials include:

•	Various fresh fruits, the main raw materials for the processing of fruit juice, which are mainly provided by local farmers;

•	Packing barrels, pectic enzyme and amylase, etc. and auxiliary power fuels and sources such as coal, electricity and water.

We purchase raw materials at local markets and by fruit growers delivering directly to our plants. The supply of our raw materials is highly fragmented. Because the prices of raw fruits change frequently, processing enterprises of concentrated fruit juice generally do not enter into fruit and vegetable purchasing agreements with providers.

Fresh fruits are the fundamental raw materials needed for the production of our products and the purchase price of fresh fruits represents over 65% of the production cost of Shaanxi Tianren. The adequate and continuous supply of fresh fruits constitutes a necessary condition for the current and future continuous expansion of Shaanxi Tianren. Shaanxi Tianren implements a plant plus farmer raw material purchasing pattern, whereby the plant assigns its purchasing staff to build purchasing centers in the areas rich in raw material resources so as to shorten the distance and provide convenience for farmers to directly deliver the raw material fruits to the plant. The quantity of the raw material fruits needed by us for production depends on the yield of farmers, and the ability of our purchasing staff to organize farmers for supply.

After years of development and strategic deployment in the raw material production areas, Shaanxi Tianren’s processing bases are relatively near to the regional centers of our raw material suppliers. Shaanxi Tianren has established a relatively mature purchasing pattern that can cope with the yield and price changes of our raw materials.

The source fruits used by Shaanxi Tianren are kiwifruit, pears and apples.

Shaanxi Province is a large agricultural and fruit producing province with sufficient resources for our raw material needs. The main original production areas in the province for kiwifruit are Zhouzhi County and Mei County where the production of kiwifruit is about 600 thousand tons annually. This can completely meet our production requirements. Shaanxi is also the main pear producing province with adequate pear supply and high pear quality. The pear supply can completely meet our production requirements.

One of our factories is located in Liaoning Province, where high acid apples are plentiful. The high acid apple production in Liaoning Province can meet our production needs.

The following sets forth certain information concerning our purchases of fresh fruits since January 1, 2005:

Year	Fruit	Quantity (ton)	Average Price (USD/ton)	Amount (USD) Paid by Us
	apple	46,199.773	40.53	1,872,439.92
2005	pear	32,049.834	26.7	855,651.14
	kiwifruit	—	—	—
	apple	18,273.146	42.06	768,640.07
2006	pear	85,404.389	25.2	2,151,818.80
	kiwifruit	33,116.177	50.24	1,663,806.67
	apple	57,304.20	124.97	7,161,513.36
2007	pear	120,662.51	40.58	4,896,849.49
	kiwifruit	18,205.98	121.89	2,219,098.59

The supply of packing barrels, pectic enzyme and amylase, etc. is available through many suppliers. Tianren is not dependent on any supplier or group of suppliers. Our largest packing barrel supplier is Shaanxi Haomai Drum Co., Ltd., which accounted for 13% of our total purchases in 2006 and 5% of our total purchases in 2007. Another larger supplier is Xi’an Changlong Drum Co., Ltd., which accounted for 13% of our total purchases in 2006 and 2% in 2007.

Customers

The following table sets forth certain information concerning sales of our products since January 1, 2005 to our top five customers:

Year	Revenues (USD)	Percentage in Total Revenues
2005	2,827,320	40.23%

2006	9,933,506	57.00%

2007	8,390,223	28.58%

	2007		2006		2005
	Sum (USD)	% of Total Revenue	Sum (USD)	% of Total Revenue	Sum (USD)	% of Total Revenue
Export Packers Co., Ltd.	2,606,396	8.88%	—	—	—	—
Shaanxi Jiedong Trade Co., Ltd.	1,637,502	5.58%	2,788,353	16%	—	—
Dalian Jack Foods Trading Co., Ltd.	1,449,948	4.94%	—	—	—
Golden Dragon Trading Gmbh	1,357,294	4.62%	—	—	—	—
Yunan Export & Import Co., Ltd.	1,339,083	4.56%	2,091,264	12%	—	—
Shaanxi Zhongdian Export & Import Co., Ltd.	—	—	2,439,809	14%	—	—
Ruifeng Company	—	—	—	—	702,787	10%
Shaanxi Xiguan Machinery Co., Ltd.	1,394,176	8%	—	—
Tonglian International	—	—	1,219,904	7%	—	—
Tongchan Lvse Beverage	—	—	—	—	666,244	9.48%
Xi’anyang Dingjian Company	—	—	—	—	553,095	7.87%
Tianwei Beverage Company	—	—	—	—	570,665	8.12%
Shaanxi Menglv Food Co., Ltd.	—	—	—	—	334,528	4.76%
Total	8,390,223	28.58%	9,933,506	57%	2,827,321	40.23%
Sales Revenue	29,361,941	—	17,427,204	—	7,027,889	—

During the normal course of business, we extend unsecured credit to our customers. Our credit terms for customers with good credit history are from 30 days to 90 days. For new customers, we usually require 100% advance payment for direct export sales. Our terms with our customers generally do not include length and supply requirements.

Competition

We believe that Shaanxi Tianren’s major competitors in the industry include the following companies:

Competitor	Market Share
Sdic Zhonglu Fruit Juice Co., Ltd.	Apple 17%

Yantainorth Andre (Group) Juice Co., Ltd.	Apple 18%

Shaanxi Hengxing Fruit Juice	Apple 22%

Shaanxi Haisheng Juice Holdings Co., Ltd.	Apple 25%

We believe that our advantages lie in our technology relating to the production of concentrated fruit juice of small breeds, including mulberry juice, kiwifruit juice and other types of juice with limited raw material and output. We can produce concentrated apple juice with 4%--8% acidity at relatively low cost. As all our factories are located near the production area of the raw material of fresh fruits, we believe that our transportation and storage costs are relatively lower than many of our competitors. At the same time, we believe we are a leader in the production of concentrated clear pear juice and can produce the highest quality products of concentrated clear pear juice in China.

Competitive Advantages

We believe that we have the following eight competitive advantages:

(1)            Raw Materials Control and Resources Advantages

China has the largest planting area of apples and kiwifruit in the world, and Shaanxi Province has the largest planting area of apples and kiwifruit in China. Shaanxi’s yield of kiwifruit accounts for about 50% of the total output of China. The yields of pomegranates, pears, strawberries, peaches and cherries are also very high in Shaanxi. Tianren has its own planting base of kiwifruit raw-material fruits, so it can carry out quality control at the source of production. Also, Shaanxi Tianren’s cost of product is relatively low. Our two concentrated apple juice bases in Liaoning Province are located in the largest production area of high acidity apples in China.

(2)            Advantages of Equipment and Technology

Our key equipment for each production factory has been purchased by us from top-ranking foreign equipment manufacturers such as Flottweg of Germany, ELPO of Italy, Belducci of Italy and Schmitt of Germany. The high performance of such processing equipment ensures the quality of product and the effectiveness of our cost control procedures.

Shaanxi Tianren has combined the new pressing technologies of “complete enzymolysis” and “several times enzymolysises and digestions” self-developed with advanced technologies such as “membrane filtration,” “resin absorption” and low-temperature reverse osmosis membrane concentration.

(3)            Processing Scale and Integration Advantages

At present, the raw material processing capability of Shaanxi Tianren is 70 tons/hour and our annual yield of all kinds of concentrated fruit juice is 50,000 tons. We use more than 110 machines in our production of fruit juice, including equipment for storage, mixing of ingredients, emulsification, fermentation, filtration, sterilization, concentration, CIP washing, liquid transmission, water softening and treatment, and other procedures. We operate 3 production lines for the processing of fruit juice. We also have 3 sewage disposal facilities conforming to the state discharge standards.

(4)            Advantages of Product Diversity and the Market Consumption Trend

Our products include concentrated pear juice, concentrated clear pear juice, concentrated kiwifruit fruit puree, fruit juice drinks and organic fresh fruit. Our diversified product lines help us compete in international markets and reduce risk. Due to their nutrition advantages and unique image and taste, the consumption of small breed fruits and their processed products are on the rise in the world.

(5)            Quality Advantages

Shaanxi Tianren pays much attention to the quality of its products. In order to accelerate the conversion to all-process control for the quality management, Shaanxi Tianren has established a quality security system, implementing Hazard Analysis Critical Control Point (“HACCP”) control and enacting and improving each administrative system strictly pursuant to the requirements of ISO9001. Shaanxi Tianren has earned ISO9001, HACCP and KOSHER certificates.

(6)            Advantages of Operation Team

Shaanxi Tianren has a business administration and technology developing team which is professional, highly educated and young, but with extensive experience in the industry and business management. Also, we have established a good relationship with several scientific research institutes, having more than 10 expert consultants.

(7)            Advantages of Developing Strategy of Enterprise

We plan to become a leading enterprise in the high-end modern special concentrated fruit juice, fast-frozen and freeze-dried fruit and vegetable industries. Our development strategy is to become the leader in the fruit juice drinks industry with large-scale production and to become a leading producer of high-end modern organic foods.

(8)            Policy Advantages

The PRC government’s agricultural industrialization policy supports our business. Shaanxi Tianren was awarded by the China Food Association as the National Excellent Leading Food Enterprise in the Food Industry of Year 2005 - 2006, and was recognized as the Hi-tech Enterprise in 2006. Xi’an Tianren, our subsidiary, was recognized by the municipal government of Xi’an as the First Agricultural Industrialization Operation Key Leading Enterprise. Shaanxi Tianren was awarded the status of a nationally recognized High and New Technology Enterprise in December 2006, which entitled Shaanxi Tianren to tax-free treatment for two years starting from 2007, and thereafter reduced income taxes at 50% of its regular income tax rate then effective from 2009 to 2010.

Intellectual Property

1. Patents

A.	Title: Device for breaking up and separating fruit peel

Patent Number: ZL200620078461.1

Date of Filing: Feb. 27, 2006 (Duration of the Patent: Ten Years)

Patent Grant Date: Apr. 11, 2007

Granting Unit: the State Intellectual Property Office of the People’s Republic of China

Summary: This utility model discloses a device for breaking up and separating fruit peel, comprising of a body case, a feed port and a discharge port located on and under the body case, respectively. This utility model breaks up fruit and then squeezes the pulp out of the fruit peel by round rollers, thereby separating pulp from the fruit peel. The traditional devices used by our competitors can break the black seeds of the kiwifruit, affecting the purity of the resulting fruit juice and lowering the amount of juice produced. We believe that our utility model improves the purity and quality of the fruit juice. In addition, the by-product of black seeds removed from the kiwifruit without breakage can be sold, which increases our gross margin for kiwifruit related products. This technique is unique to Shaanxi Tianren.

B.	Title: Device for removing the filth on fruit peel and fruit hair

Patent Number: ZL200620078460.7

Date of Filing: Feb. 27, 2006 (Duration of the Patent: Ten Years)

Date of Issuing Granted: Apr. 11, 2007

Granting Unit: the State Intellectual Property Office of the People’s Republic of China

Summary: This utility model discloses a device for removing material and fruit hair from the peel of kiwifruits. It also enables us to adjust our machines to the hardness and size of fresh kiwifruits. We believe that this utility model improves the purity and quality of our fruit juice.

We believe that our patented processes described above give us a competitive advantage resulting from the improved purity and quality of our products.

2. Trademark

Shaanxi Tianren registered the trademark of HEDETANG with the Trademark Bureau of the State Administration for Industry and Commerce on Nov. 4, 2005 in the following categories: Category 29, Category 30, Category 31, Category 32 and Category 5. The trademark expires on November 3, 2015 and can be extended upon expiration. Shaanxi Tianren has authorized all its subsidiaries to use this registered trademark for free on the related products.

The specific scope of application of the trademark is as follows:

Category 29: meat, fish, poultry and venison, meat juice, pickled, dried or cooked fruits and vegetables, jelly, jam, confect, eggs, milk and dairy products, edible oil and grease.

Category 30: coffee, tea, cocoa, sugar, rice, edible starch, sago, coffee substitutes, flour and cereal products, bread, pastry and candy, ice food, honey, syrup, compressed yeast, yeast powder, salt, mustard, vinegar, sauce (condiment), spice, drinking ice.

Category 31: agricultural, horticultural and forestry products and grains not included in other categories, live animals, fresh fruits and vegetables, seeds, natural plants and flowers, foodstuffs for animals, malt.

Category 32: beers, mineral and aerated waters and other non-alcoholic drinks, fruit drinks and fruit juices, syrups and other preparations for making beverages.

Category 5: pharmaceutical and veterinary preparations, sanitary preparations for medical purposes, dietetic substances adapted for medical use, food for babies, plasters, materials for dressings, material for stopping teeth, dental wax, disinfectants, preparations for destroying vermin, fungicides and herbicides.

Costs of Environmental Compliance

Shaanxi Tianren is subject to PRC regulations regarding sewage disposition. Under the regulations issued by P.R.C. State Environmental Protection Administration (the “SEPA”), discharged sewage must meet the following standards: PH between 6-9 mg/L, Chemical Oxygen Demand under 100 mg/L, Ammonia Nitrogen under 15 mg/L, Biochemical Oxygen Demand under 20 mg/L and Suspended Solids under 70 mg/L.

To satisfy the SEPA standards, in 2006 Shaanxi Tianren invested an aggregate of $1,342,067 to build 2 sewage disposal projects as well as obtain a series of monitors to control water quality, including a Chemical Oxygen Demand on-line analyzer, an Ultrasonic Open-channel Flow meter, a PH meter and Portable Dissolve Oxygen Meters. Shaanxi Tianren believes that it is in compliance with the SEPA standards.

Employees

As of June 27, 2008, Shaanxi Tianren had 369 full-time employees and 95 part-time employees. Of that amount, 47 are in administration, 22 in finance, 41 in research and development, 290 in production and 64 in marketing and sales.

Research and Development

Shaanxi Tianren has established an R & D institution with nearly 40 R&D personnel. Shaanxi Tianren also from time to time retains external experts and research institutions.

We believe that through continuous investment in research and development, our product quality is always among the leaders in the industry and our market share continues to increase. Our total R & D investment was about $1,027,350 over the past four years.

The following table discloses the amounts of our technology development investment over the past four years.

2004	2005	2006	2007	Total
$70,079	$126,391	$358,575	$472,305	$1,027,350

Shaanxi Tianren currently owns 5 special production technologies, including technologies relating to the production of kiwifruit pulp, kiwifruit concentrated pulp, concentrated apple juice, concentrated pear juice and concentrated mulberry juice. Shaanxi Tianren has also developed new production processes for fruit juice products such as kiwifruit juice, guava juice and strawberry juice. Our whole new pulp and juice production technology and process consist of methods for membrane filtration, resin decolonization, hair removal, seed removal and grinding pulp into juice. The Flow-Through Capacitor (“FTC”) membrane reverse osmosis concentration and composite biological enzymolysis technology is for clarification of pulp juice. We believe that these are leading technologies for our industry.

New Products Under Development

We are conducting research on producing kiwifruit vinegar using submerged fermentation technology. Submerged fermentation technology can help to preserve kiwifruit polysaccharides and other nutrients to the greatest extent in the process of producing kiwifruit vinegar.

Manufacturing Process

Our automated production line and strict quality control system ensure consistent high quality.

The following summarizes the production process for concentrated fruit and vegetable juice.

At present, our raw material processing capability is 70 tons/hour and our annual yield of all kinds of concentrated fruit juice is 50,000 tons.

Inventory

Due to the characteristics of seasonal production, we have many finished products and semi-finished products at the end of each year, which have a significant impact on the calculation of our inventory turnover rate. Inventories are stated at the lower of cost, determined on a weighted average basis, and net realizable value. Work-in-progress and finished goods are comprised of direct material, direct labor and an attributable portion of manufacturing overhead. Net realizable value is the estimated selling price, in the ordinary course of business, less estimated costs to complete and dispose of finished products.

Government Regulation

Our products and services are subject to regulation by governmental agencies in the PRC and Shaanxi Province. Business and company registrations, along with the products, are certified on a regular basis and must be in compliance with the laws and regulations of the PRC and provincial and local governments and industry agencies, which are controlled and monitored through the issuance of licenses. Our licenses include an operating license which enables us to sell packaged food such as concentrated fruit and vegetable juice, fruit sugar, fruit pectin, fast-frozen and freeze-dried fruits and vegetables, dehydrated fruits and vegetables, fruit and vegetable juice drinks, fruit vinegar and organic food. The registration No. is 610100400000601.

PROPERTIES

Principal Office and Manufacturing Facilities

Our principal executive offices are located at 16F, National Development Bank Tower, No.2 Gaoxin 1st Road, Hi-Tech Industrial Zone, Xi’an, Shaanxi Province, PRC 710065, and our telephone number is 011-86-29-88386415. The area of our office is approximately 1,400 square meters. We lease such offices from Zhonghai Trust Co., Ltd. under a lease dated June 23, 2008, for a one-year term commencing July 1, 2008 at a total annual rental of $110,219.

We also own three factories through our subsidiaries. One is a factory located at Sanqu Town, Jingyang County, Xianyang City, Shaanxi Province. The factory occupies an aggregate of approximately 34,476.04 square meters of land and contains a manufacturing facility. Another factory is located at Siqun Village, Mazhao Town, Zhouzhi County, Xi’an City, Shaanxi Province. That factory occupies an aggregate of approximately 57,934.83 square meters of land and contains a manufacturing facility. The third factory is located at Hujia Village, Gaotai Town, Suizhong County, Huludao, Liaoning Province.  The factory occupies an aggregate of approximately 86,325 square meters of land, factory buildings and machinery.

There is no private ownership of land in China. All land ownership is held by the government of the PRC, its agencies and collectives. Land use rights can be transferred upon approval by the land administrative authorities of the PRC (State Land Administration Bureau) upon payment of the required land transfer fee. We own the land use rights for the 34,476.04 square meters of land at Sanqu Town, which have a term of 49 years from 2007, and the 57,934.83 square meters of land at Siqun Village, which have a term of 41 years from 2007.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of December 2, 2008, the only class of outstanding voting securities of the Company was the Company’s Common Stock, par value $.01 per share. The Company also has a class of Series B Convertible Preferred Stock, par value $.001 per share (“Series B Stock”), but the holders of such class do not have the right to vote in the election of directors and are thus not considered voting securities.

The following table sets forth certain information as of December 2, 2008 with respect to the beneficial ownership of our Common Stock by (i) any person or group owning more than 5% of each class of voting securities, (ii) each director, (iii) each executive officer named in the Summary Compensation Table in the section entitled “Executive Compensation” below and (iv) all executive officers and directors as a group. The number of outstanding shares of Common Stock and the number of shares of Common Stock used in calculating the percentage of Common Stock beneficially owned has been adjusted to give effect to (a) a 1-for-328.72898 reverse split of our outstanding Common Stock which became effective May 23, 2008 and (b) the automatic conversion of the 1,000,000 outstanding shares of Series A Convertible Preferred Stock, par value $.001 per share (“Series A Stock”) into an aggregate of 22,006,172 shares of Common Stock which occurred simultaneously with the consummation of the reverse stock split.

In determining the percentage of Common Stock beneficially owned by a person on December 2, 2008, we divided (a) the number of shares of Common Stock beneficially owned by such person, by (b) the sum of the total number of shares of Common Stock deemed outstanding on December 2, 2008, plus the number of shares of Common Stock beneficially owned by such person which were not outstanding, but which could be acquired by the person within 60 days after December 2, 2008 upon the exercise of warrants or the conversion of convertible securities.

Title of Class	Name and Address of Beneficial Owners (1) (2)	Amount and Nature of Beneficial Ownership		Percent of Class
Common Stock	Hongke Xue (3)	17,604,938		79.1%
Common Stock	Lin Bai (4)	2,200,617		9.9%
Common Stock	Sixiao An (5)	2,200,617		9.9%
Common Stock	Yongke Xue	—		—
Common Stock	Spring Liu	—		—
Common Stock	Xiaoqin Yan	—		—
Common Stock	Guolin Wang	—		—
Common Stock	Robert B. Fields	—		—
Common Stock	Norman Ko	—		—
Common Stock	Barron Partners LP 730 Fifth Avenue, 9th Floor New York, New York 10019	10,159,265	(6)	31.3%
Common Stock	Joseph Emas (7) 1224 Washington Avenue Miami Beach, Florida 33139	5,113		*
Common Stock	All officers and directors as a group (six persons)	—		-

 *           Less than 1%

(1)
Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power or as to which such person has the right to acquire such voting and/or investment power within 60 days.

(2)
Unless otherwise stated, each beneficial owner has sole power to vote and dispose of the shares and the address of such person is c/o the Company, at 16F, National Development Bank Tower, Gaoxin 2nd Road, Hi-Tech Industrial Zone, Xi’an, Shaanxi Province, PRC 710075.

(3)
Consists of 17,604,938 shares owned of record by Fancylight Limited, a British Virgin Islands company (“Fancylight”). Fancylight and Hongke Xue have entered into a Call Option Agreement pursuant to which Mr. Xue has the right to acquire all of such shares. Fancylight and Mr. Xue have also entered a Voting Trust Agreement, dated as of February 25, 2008, under which Mr. Xue has been appointed as voting trustee under a voting trust created with respect to all of such shares. Therefore, Mr. Xue may be deemed to be the sole beneficial owner of such shares.

(4)
Consists of 2,200,617 shares owned by China Shaanxi Tianren Organic Food Holding Company Limited, as attorney-in-fact for certain persons. China Shaanxi Tianren Organic Food Holding Company Limited (“Organic”) is a British Virgin Islands company. Organic and Lin Bai have entered into a Voting Trust and Escrow Agreement dated as of February 25, 2008 pursuant to which Lin Bai has been appointed as voting trustee under a voting trust created with respect to all of such shares. Therefore, Lin Bai may be deemed to be the sole beneficial owner of such shares.

(5)
Consists of 2,200,617 shares owned by Winsun Limited, as attorney-in-fact for certain persons. Winsun Limited (“Winsun”) is a British Virgin Islands company. Winsun and Sixiao An have entered into a Voting Trust and Escrow Agreement dated as of February 25, 2008 pursuant to which Sixiao An has been appointed as voting trustee under a voting trust created with respect to all of such shares. Therefore, Sixiao An may be deemed to be the sole beneficial owner of such shares.

(6)
Consists of (a) 6,794,118 shares of Common Stock issuable upon exercise of warrants and (b) an aggregate of 3,365,147 shares of Common Stock issuable upon conversion of Series B Stock. The warrants held by Barron Partners LP became exercisable upon the effectiveness of a 1-for-328.72898 reverse stock split of the Company’s Common Stock on May 23, 2008, and the number of shares for which the warrants are exercisable and the exercise price of the warrants were not adjusted for such reverse stock split.

(7)
Consists of 5,000 shares of Common Stock issuable upon exercise of warrants which were issued on May 23, 2008. Joseph I. Emas is a principal of Joseph I. Emas Law Offices, which is the record owner of 113 shares of Common Stock. He was a director of the Company from February 22, 2008 until he resigned on April 7, 2008.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons

During the year ended 2006, the Company made sales aggregating $109,910 to Xi’an Qinmei Food Co., Ltd., an entity which is an 8.85% shareholder of Xi’an Tianren. The Company also purchased an automobile from Yongke Xue, the Chief Executive Officer and Chairman of the Company, for a purchase price of $30,008. The sales were made at the same prices and on other terms no less favorable to the Company than it could obtain in arms length transactions.

Yongke Xue, the Chairman of the Board, and Chief Executive Officer of the Company, owns 80% of the equity interest of Shaanxi Hede Investment Management Co., Ltd. (“Hede”), a PRC company. Xiaoqin Yan, a director of Shaanxi Tianren, owns the remaining 20% of Hede.

On May 31, 2007, Huludao Wonder was acquired by Hede at the fair market price of RMB 48,250,000, which was based on a third party valuation. At the time Hede acquired Huludao Wonder, both Hede and Shaanxi Tianren intended that Huludao Wonder would be sold to Shaanxi Tianren after a one year holding period. The management of Shaanxi Tianren wanted an affiliate to run Huludao Wonder first to make sure there were no issues before it was conveyed to Shaanxi Tianren. Shaanxi Tianren participated significantly in the design of this purchase transaction, and the purchase price was agreed to by the Board of Shaanxi Tianren. The purchase agreement under which Hede acquired Huludao Wonder required that installments of the purchase price be paid as follows: RMB 10,000,000 on June 10, 2007; RMB 20,000,000 before September 2007; and RMB 18,250,000 before March 31, 2008. Immediately following the acquisition, Hede leased to Shaanxi Tianren all of the assets and facilities of Huludao Wonder under a Lease Agreement dated June 2, 2007 between Hede and Shaanxi Tianren (the “Huludao Lease”). The Huludao Lease was for a term of one year from July 1, 2007 to June 30, 2008. The monthly rent under the Huludao Lease was RMB 300,000 (approximately $44,183 based on the exchange rate as of September 30, 2008). Upon execution of the lease, Shaanxi Tianren paid Hede RMB 1.8 million, representing the first 6 months rent, and a refundable security deposit of RMB 1.2 million.

On June 5, 2007 Shaanxi Tianren loaned to Hede RMB 7 million (approximately $958,300 based on the exchange rate as of December 31, 2007) pursuant to a Loan Agreement entered into by the parties on June 5, 2007. The entire principal of the loan was due on June 5, 2008. The proceeds of such loan (as well an aggregate of RMB 3,000,000 received as a prepayment of rent and a security deposit on the Huludao Lease) were used by Hede to pay a portion of the purchase price for its acquisition of Huludao Wonder.

On August 1, 2007 Shaanxi Tianren loaned to Hede RMB 20 million (approximately $2,738,001 based on the exchange rate as of December 31, 2007) pursuant to a Loan Agreement entered into by the parties on such date. The loan was due on August 1, 2008. The loan agreement provides that no interest shall accrue on the outstanding amount of the loan, but if Hede does not pay the outstanding loan when due, then it shall be required to pay in addition to the principal of the loan liquidated damages at the rate of 2% of the loan amount per day. Before August 27, 2007, the total amount of RMB 20 million in cash was transferred to Hede.

In December 2007, Shaanxi Tianren made additional advances aggregating RMB 4,544,043 (approximately $622,080 based on the exchange rate as of December 31, 2007) to Hede. These advances were unsecured and bore no interest. The advances also had no fixed payment terms. The proceeds from these advances were transferred to the shareholders of Huludao Wonder directly on behalf of Hede for the purchase price of Huludao Wonder.

In January 2008, Shaanxi Tianren paid rental expense of RMB 11,038 (approximately $1,626 based on the exchange rate as of September 30, 2008) to the landlord of Hede’s office space on behalf of Hede.

In May 2008, Shaanxi Tianren paid to Hede an aggregate amount of RMB 1,500,000 (approximately $220,916 based on the exchange rate as of September 30, 2008) of rent for the period from January to May 2008 pursuant to the Huludao Lease.  In the same month, Shaanxi Tianren assumed Hede’s obligation of RMB 18,000,000 (approximately $2,650,996 based on the exchange rate of September 30, 2008) for the balance of the purchase price for Huludao Wonder.

On May 31, 2008, Shaanxi Tianren entered into a Stock Transfer Agreement with Hede. Under the terms of the Stock Transfer Agreement, Hede agreed to transfer all its stock ownership of Huludao Wonder to Shaanxi Tianren for a total price of RMB 48,250,000 (approximately $6,308,591 based on the exchange rate as of June 1, 2008). The sale was closed on June 10, 2008. As of May 31, 2008, Shaanxi Tianren had a related party receivable of RMB 48,929,272 from Hede, which was credited against the purchase price (so that Shaanxi Tianren did not pay any cash to Hede for the purchase) and the remaining balance of the loans and advances of RMB 679,272 (approximately $100,042 based on the exchange rate of September 30, 2008) to Hede was repaid to the Company on June 11, 2008.

On February 26, 2008, simultaneously with the consummation of the Share Exchange Agreement and Stock Purchase Agreement described herein, pursuant to an oral agreement with the Company and Barron Partners, the Company issued an aggregate of 615,147 shares of Series B Preferred Stock to Barron in exchange for the cancellation of (a) all indebtedness of the Company to Barron Partners under certain outstanding convertible promissory notes issued to Barron Partners during the period from September 30, 2004 to February 2008 to evidence working capital loans made by Barron Partners to the Company and (b) all liquidated damages payable to Barron Partners (including all amounts as well as any amounts which would become payable in the future as a result of continuing failures) as a result of the failure of the Company to have registered under the Securities Act for resale by Barron Partners the Common Stock of the Company issuable upon conversion of such convertible promissory notes under various registration rights agreements between the Company and Barron Partners entered into in connection with the foregoing loans.  The oral agreement was approved by the written consent of the then sole director of the Company in February 2008.

As of the date of this prospectus, Barron Partners beneficially owns 10,159,265 shares of the Company’s Common Stock (approximately 31.3% of the Common Stock) and is a selling stockholder herein.

The total amount of principal and accrued interest under all convertible promissory notes which were cancelled aggregated approximately $1,735,286 and the total amount of accrued liquidated damages which were cancelled aggregated approximately $3,320,132. All of the convertible promissory notes bore interest at the rate of 8% per annum and were convertible into shares of Common Stock at a conversion rate of one share of Common Stock for every $8.21822 of principal converted. The registration rights agreements provided for liquidated damages to accrue at the rate of 36% per annum of the note principal in the event that the registration statements to register the underlying shares were not declared effective by the required deadline.

The number of shares of Series B Stock which were issued to Barron Partners pursuant to the agreement was determined by dividing the aggregate indebtedness cancelled ($5,055,418) by $8.1822 per share (which was the rate at which one share of Common Stock was issuable for principal under the convertible promissory notes). In lieu of issuing Common Stock, the Company and Barron Partners agreed that Barron Partners would be issued Series B Stock (which upon consummation of the Reverse Split became convertible into Common Stock on a share for share basis).

The issuance of the Series B Preferred Stock was accomplished in reliance upon Section 4 (2) of the Securities Act. The Company is not obligated to register the resale of the 615,147 shares of Common Stock which are issuable upon conversion of the Series B Preferred Stock and the resale of such shares is not covered by this prospectus.

On February 4, 2008, before the Share Exchange Transaction, the Board of Directors of Xi’an Tianren declared a cash dividend of $2,899,855 to its former shareholders. Since Shaanxi Tianren holds a 91.15% interest in Xi’an Tianren, $2,643,218 was paid to Shaanxi Tianren and $256,637 was paid to its minority interest holders. On the same date, the Board of Directors of Shaanxi Tianren declared a cash dividend of $4,966,280 to its shareholders. Since Pacific holds a 99% interest in Shaanxi Tianren, $4,916,617 was paid to Pacific and $49,663 was paid to its minority interest holders. The inter-company dividend was eliminated in the consolidated statement. The dividend paid to minority interest holders was $306,300.

In May 2008, Pacific erroneously paid $4,916,617 to its former shareholders as the result of a dividend declaration in February 2008. The monies were then returned to the Company, without interest in June 2008. Because the recipients of the money were directors of the Company and the erroneous dividend payment has been treated as a loan for accounting purposes, the Company may have inadvertently violated Section 13(k) of the Exchange Act in connection with such erroneous dividend payment.

Review, Approval or Ratification of Transactions with Related Persons

 On September 30, 2008 the Board of Directors of the Company approved a Statement of Policies and Procedures with Respect to Related Party Transactions (the “Policy Statement”) under which the Audit Committee shall review the material facts of all Interested Transactions that require the Committee’s approval and either approve or disapprove of the entry of the Company into the Interested Transaction, subject to certain exceptions. If advance approval by the Audit Committee of an Interested Transaction is not feasible, then the Interested Transaction shall be considered and, if the Audit Committee determines it to be appropriate, ratified at the Committee’s next regularly scheduled meeting. In determining whether to approve or ratify an Interested Transaction, the Audit Committee will take into account, among other factors it deems appropriate, whether the Interested Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the Related Person’s interest in the transaction.

 No director shall participate in any discussion or approval of an Interested Transaction for which he or she is a Related Party, except that the director shall provide all material information concerning the Interested Transaction to the Committee.

 If an Interested Transaction will be ongoing, the Audit Committee may establish guidelines for the Company’s management to follow in its ongoing dealings with the Related Party. Thereafter, the Audit Committee, on at least an annual basis, shall review and assess ongoing relationships with the Related Party to see that they are in compliance with the Audit Committee’s guidelines and that the Interested Transaction remains appropriate.

 For purposes of the Policy Statement, an “Interested Transaction” is any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which (1) the aggregate amount involved will or may be expected to exceed $50,000 in any calendar year, (2) the Company is a participant, and (3) any Related Party has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10 percent beneficial owner of another entity).

 A “Related Party” is any (a) person who is or was (since the beginning of the last fiscal year for which the Company has filed a Form 10-K and proxy statement, even if he or she does not presently serve in that role) an executive officer, director or nominee for election as a director, (b) greater than 5 percent beneficial owner of the Company’s common stock, or (c) immediate family member of any of the foregoing. Immediate family member includes a person’s spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, and brothers- and sisters-in-law and anyone residing in such person’s home (other than a tenant or employee).

Each of the following Interested Transactions shall be deemed to be pre-approved by the Audit Committee, even if the aggregate amount involved will exceed $50,000.

1.	Employment of executive officers. Any employment by the Company of an executive officer of the Company if:
a.
the related compensation is required to be reported in the Company’s proxy statement under Item 402 of the SEC’s compensation disclosure requirements (generally applicable to “named executive officers”); or

b.
the executive officer is not an immediate family member of another executive officer or director of the Company, the related compensation would be reported in the Company’s proxy statement under Item 402 of the SEC’s compensation disclosure requirements if the executive officer was a “named executive officer”, and the Company’s Compensation Committee approved (or recommended that the Board approve) such compensation.

2.
Director compensation. Any compensation paid to a director if the compensation is required to be reported in the Company’s proxy statement under Item 402 of the SEC’s compensation disclosure requirements.

3.
Certain transactions with other companies. Any transaction with another company at which a Related Person’s only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10% of that company’s shares, if the aggregate amount involved does not exceed 2 percent of that company’s total annual revenues.

4.
Certain Company charitable contributions. Any charitable contribution, grant or endowment by the Company to a charitable organization, foundation or university at which a Related Person’s only relationship is as an employee (other than an executive officer) or a director, if the aggregate amount involved does not exceed the lesser of $50,000, or 2 percent of the charitable organization’s total annual receipts.

5.
Transactions where all shareholders receive proportional benefits. Any transaction where the Related Person’s interest arises solely from the ownership of the Company’s Common Stock and all holders of the Company’s Common Stock received the same benefit on a pro rata basis (e.g. dividends).

6.	Transactions involving competitive bids. Any transaction involving a Related Party where the rates or charges involved are determined by competitive bids.

7.
Regulated transactions. Any transaction with a Related Party involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority.

8.
Certain banking-related services. Any transaction with a Related Party involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth as of December 2, 2008 the names, positions and ages of our current executive officers and directors. Our directors serve until the next annual meeting of shareholders or until their successors are elected and qualify. Our officers are elected by the Board of Directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of the Board of Directors.

Name of Current Director	Age	Position(s) with the Company
Yongke Xue	42	Director, Chief Executive Officer
Spring Liu	35	Chief Financial Officer, Secretary
Xiaoqin Yan	30	Director
Guolin Wang	45	Director
Robert B. Fields	70	Director
Norman Ko	44	Director

Yongke Xue. Mr. Xue has been serving as our director since February 26, 2008 upon consummation of the transactions under the Agreement. Mr. Xue has served as the Director at Shaanxi Tianren Organic Food Co., Ltd. (“Shaanxi Tianren”) since December 2005. Mr. Xue served as the general manager of Shaanxi Hede Investment Management Co., Ltd. from December 2005 to June 2007. Prior to that, he served as the business director of the investment banking division of Hualong Securities Co., Ltd. from April 2001 to December 2005. He also acted as the Vice General Manager of Shaanxi Huaye Foods Co., Ltd. from July 1998 to March 2001. From July 1989 to June 1998, he worked at the Northwestern Materials Bureau of the PLA General Logistics Department. Mr. Xue graduated from Xi’an Jiaotong University with an MBA in 2000. Mr. Xue graduated from National University of Defense Technology in July of 1989 and he majored in Metal Material & Heat Treatment and received a Bachelor’s Degree.

Spring Liu. Ms. Liu has been serving as our CFO since April 14, 2008 and our Secretary since April 25, 2008. Ms. Liu passed all sections of the Uniform Certified Public Accountants Examination in California in March of 2006. Ms. Liu earned a Bachelor of Arts in English degree from the Xi’an Foreign Languages University, China in 1996, and a Bachelor of Science Degree in Accounting, California in 2004. Prior to her appointment as Chief Financial Officer, Ms. Spring Liu served at Trio-Tech International from February 2003 to April  2008 in the following positions: Accountant, Accounting Manager, Financial Reporting Manager, Assistant Corporate Secretary and Corporate Secretary. Her most recent position with Trio-Tech International was Corporate Secretary and Financial Reporting Manager. Ms. Spring Liu is experienced in corporate management and SEC reporting. In addition, she is familiar with the compliance of the U.S. GAAP standards to foreign subsidiaries’ accounting records, and is proficient in adopting strong internal control methods according to the requirements of the Sarbanes-Oxley Act of 2002.

Xiaoqin Yan. Ms. Yan has been serving as our director since April 7, 2008. Ms. Yan is the Director of Shaanxi Tianren and has been with the Company since January 2006. From June 2005 to December 2005 Ms. Yan was not employed. From March 2004 to June 2005, Ms. Yan held the position of Manager of Human Resources of Express Worldwide Ltd. Ms. Yan served as the Manager of Logistics of Tianjin Dingyuan International Foods Co., Ltd. from October 1999 to March 2004. Ms. Yan graduated from the Air Force University of Engineering and majored in Computer Technology. In July of 2006 she graduated from PLA Military School and received a Bachelor’s Degree in Business Management.

Guolin Wang. Mr. Wang has been serving as our director since April 7, 2008. Mr. Wang has served as the Director of Shaanxi Tianren since October 2005. Since 1996 he has been a professor at the Finance Department of the Management School and the Economics and Finance School of Xi’an Jiaotong University. He previously served as the Director and Chairman of Xi’an Changtian Environmental Protection Engineering Co., Ltd. from February 2006 to June 2007. Mr. Wang acted as the head of the Management School Graduate Office and Chinese-Singapore Management Doctor Center Office of Xi’an Jiaotong University from 1988 to 1996. Mr. Wang graduated from Xi’an Jiaotong University in July 1983. He majored in Electronics & Telecommunication and attained a Bachelor’s Degree in Science. In July 1983, he attained a Master’s Degree and majored in Management Science and Engineering. Then, he graduated from the University’s School of Economics & Finance in 2006. He majored in Management Science and Engineering and received a Doctorate Degree.

Robert B. Fields. Mr. Fields has been serving as our director since April 25, 2008. Mr. Fields has been a Chairman and Executive Advisor of Actforex, Inc., a global management service provider, since 2001. Mr. Fields currently serves on several boards including: Reality Gap, Inc., Dorado Exploration, Inc., ActForex, Inc., Liberty Star Uranium & Metals Corp. (LBSU.OB) and Statmon Technologies, Inc. (STCA.OB)

Norman Ko. Mr. Ko has been serving as our director and Chairman of the Audit Committee since April 25, 2008. Mr. Ko has been a Partner of Smith Mandel & Associates, LLP (“Smith Mandel”), a certified public accountants firm in Los Angeles, since July 2007. He was an Assurance Manager of Smith Mandel for more than five years before he was appointed as a Partner of that company. Mr. Ko earned a Master of Business Administration from the University of San Francisco in 1989, and a Bachelor of Science Degree from York University, Canada in 1987. He is a member of the American Institute of Certified Public Accountants and a member of the California Society of Certified Public Accountants.

Committees of the Board of Directors

On April 25, 2008, the Company established an Audit Committee and Compensation Committee of its Board of Directors. Norman Ko, Robert B. Fields and director Guolin Wang were elected as members of the Audit Committee and Norman Ko was elected as the Chairman of the Audit Committee. Norman Ko, director Guolin Wang and Chief Executive Yongke Xue were elected as members of the Compensation Committee.

The Company believes that Guolin Wang, Norman Ko and Robert B. Fields are independent directors within the meaning of such term as defined in Section 803 of the American Stock Exchange Company Guide.

DIRECTOR AND OFFICER COMPENSATION

Compensation of Directors

The Company’s directors did not receive compensation for their service on the Board of Directors for the fiscal years ended December 31, 2006 and 2007.

Each of our independent directors will be paid an annual fee of $25,000, which includes each board meeting or committee meeting attended. We will also reimburse our directors for actual, reasonable and customary expenses incurred in connection with the performance of their duties as board members. The Chairman of our Audit Committee, which shall be served by an “audit committee financial expert” as defined in Item 407(d) of Regulation S-K, will also be paid an annual fee of $25,000, which includes each audit committee meeting attended.

The Company’s executive officers do not receive any compensation for serving as executive officer of the Company or Pacific, but, except for the Chief Executive Officer, are compensated by and through Shaanxi Tianren. The Company’s Chief Executive Officer, Yongke Xue, has not received any compensation from the Company or any of its subsidiaries for his services to the Company and its subsidiaries in the past two years. The following table sets forth information concerning cash and non-cash compensation paid by Shaanxi Tianren to the Company’s Chief Executive Officer for each of the two fiscal years ended December 31, 2007 and December 31, 2006. No executive officer of the Company, Pacific or Shaanxi Tianren received compensation in excess of $100,000 for either of those two years.

Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Yongke Xue	12/31/2006	$0.00	—	—	—	—	—	—	$0.00
CEO	12/31/2007	$0.00	—	—	—	—	—	—	$0.00

Option and Warrant Grants in Last Fiscal Year

No options or warrants were granted in the Company’s last fiscal year (2007) and no options or warrants are held by the Company’s Executive Officers.

Aggregate Option and Warrant Exercises in the Last Fiscal Year and Fiscal Year-End Option and Warrant Values

The Company’s Executive Officers own no options or warrants of the Company.

DESCRIPTION OF OUR SECURITIES

Authorized Capital Stock. Our authorized capital stock consists of: (i) 100,000,000 shares of Common Stock, and (ii) 10,000,000 shares of Preferred Stock of which 1,000,000 shares of Series A Stock and 7,000,000 shares of Series B Stock have been designated.

The following is a summary of the material terms of our capital stock. This summary is subject to and is qualified in its entirety by the Company’s Amended and Restated Articles of Incorporation, Certificates of Designation of the Series B Stock, By-laws and the applicable provisions of Florida law.

Common Stock

Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Except if a greater plurality is required by the express requirements of law or the Company’s Articles of Incorporation, the affirmative vote of a majority of the shares of voting stock represented at a meeting of stockholders at which there shall be a quorum present shall be required to authorize all matters to be voted upon by the stockholders of the Company. According to our charter documents, holders of our Common Stock do not have preemptive rights, and are not entitled to cumulative voting rights. There are no conversion or redemption rights or sinking funds provided for our stockholders. Shares of Common Stock share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available for distribution as dividends. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of Common Stock are fully paid and non-assessable.

Series B Stock

In connection with the Share Exchange, we designated 7,000,000 shares of Series B Stock out of our total authorized number of 10,000,000 shares of Preferred Stock, par value $0.001 per share. The rights and preferences of the Series B Preferred Stock are set forth in the Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock, which we filed with the Secretary of State of Florida on February 22, 2008. The following is a summary of the rights and preferences:

(a) alter or change adversely the powers, preferences or rights given to the Series B Stock or alter or amend the Certificate of Designations of the Series B Stock;

(b) authorize or create any class of stock (other than Series A Stock) ranking as to dividends or distribution of assets upon a liquidation senior to or otherwise pari passu with the Series B Stock, or any series of preferred stock possessing greater voting rights or the right to convert at a more favorable price than the Series B Stock;

(c) amend our certificate of incorporation or other charter documents in breach of any of the provisions hereof;

(d) increase the authorized number of shares of Series B Stock or the number of authorized shares of Preferred Stock.

Liquidation Preference. On liquidation the holders are entitled to receive $1.20 per share (out of available assets) before any distribution or payment can be made to the holders of any junior securities.

Conversion at Option of Holder. Upon effectiveness of the Reverse Split on May 23, 2008, each share of Series B Stock is convertible at any time into one share of Common Stock at the option of the holder. If the conversion price (initially $1.20) is adjusted, the conversion ratio will likewise be adjusted and the new conversion ratio will be determined by multiplying the conversion ratio in effect by a fraction, the numerator of which is the conversion price in effect before the adjustment and the denominator of which is the new conversion price.

Automatic Conversion on Change of Control. In the event of a “change of control,” the shares of Series B Stock will be automatically converted into Common Stock. A “change in control” means a consolidation or merger of the Company with or into another company or entity in which we are not the surviving entity or the sale of all or substantially all of our assets to another company or entity not controlled by our then existing stockholders in a transaction or series of transactions.

4.9% Beneficial Ownership Limitation. Except in certain circumstances, the right of the holder to convert the Series B Stock is subject to the 4.9% limitation, with the result we shall not effect any conversion of the Series B Stock, and the holder has no right to convert any portion of the Series Stock, to the extent that after giving effect to such conversion, the holder (together with the holder’s affiliates) would beneficially own in excess of 4.9% of the number of shares of Common Stock outstanding immediately after giving effect to such conversion. Beneficial ownership is determined in accordance with Section 13(d) of the Exchange Act, and Regulation 13d-3 thereunder. The 4.9% limitation may not be waived or amended.

Liquidated Damages for Failing to Timely Deliver Certificates. If we fail to deliver the appropriate stock certificates within three trading days of the conversion date, we are required to pay the holder, in cash, liquidated damages the amount by which (x) the holder’s total purchase price (including brokerage commissions, if any) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such holder was entitled to receive from the conversion at issue, multiplied by (2) the price at which the sell order giving rise to such purchase obligation was executed.

Certain Adjustments

Stock Dividends and Stock Splits. Appropriate adjustments will be made to the conversion ratio in the event of a stock dividend, stock distribution, stock split or reverse stock split or reclassification with respect to the outstanding shares of Common Stock.

Price Adjustment; Full Ratchet. From and after February 26, 2008 and until such time as the investors hold less than 20% of the Series B Stock, except for certain exempt issuances not to exceed 5% of the outstanding shares of Common Stock for every two year period, certain issuances as to which price adjustment has already been made, in the event we issue Common Stock at a price, or issue warrants, options, convertible debt or equity securities with an exercise price per share or conversion price which is less than the conversion price then in effect, then the conversion price will be reduced, concurrently with such issue or sale, to such lower price.

Subsequent Transactions. For so long as any investor holds any of the Series B Stock, we are prohibited from effecting or entering into an agreement to effect any transactions involving a “Variable Rate Transaction” or an “MFN Transaction.”

Subsequent Rights Offerings. We are prohibited from, at any time while the Series B Stock is outstanding, issuing rights, options or warrants to holders of Common Stock entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the then applicable conversion price.

Pro Rata Distributions. If we distribute to the holders of Common Stock evidences of its indebtedness, assets, rights or warrants to subscribe for or purchase any security, then in each case the conversion price shall be determined by multiplying the conversion price by a fraction the numerator of which is the VWAP minus the then fair market value at such record date of the portion of the assets or evidence of indebtedness so distributed applicable to one outstanding share of the Common Stock as determined by the Board of Directors in good faith and the denominator of which is the VWAP on the record date.

Fundamental Transaction. If we effect a merger, sell all or substantially all of our assets, any tender offer or exchange offer is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or we effect any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (each, a “fundamental transaction”), then on subsequent conversion of the Series B Preferred Stock, the holder has the right to receive, for each share of Common Stock that would have been issuable on such conversion absent such fundamental transaction, the same kind and amount of securities, cash or property as the holder would have been entitled to receive on the occurrence of the fundamental transaction as if the holder had been, immediately prior to such fundamental transaction, the holder of Common Stock.

Undesignated Preferred Stock

 Our Board of Directors is authorized under our Amended and Restated Articles of Incorporation to provide for the issuance of 10,000,000 shares of preferred stock. The preferred stock may be issued from time to time in one or more series. The Board of Directors has designated 7,000,000 of such shares as Series B Preferred Stock, the terms of which are summarized above. The Board of Directors has also designated 1,000,000 of such shares as Series A Preferred Stock. No shares of Series A Stock are outstanding as of September 30, 2008.  An aggregate of 2,000,000 additional shares of authorized preferred stock may still be designated by the Company’s Board of Directors by filing a certificate of designations under Florida law, to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the stockholders. Any shares of preferred stock so issued are likely to have priority over our Common Stock with respect to dividend or liquidation rights.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized preferred stock, unless otherwise required by law.

Transfer Agent and Registrar

The registrar and transfer agent for the Company’s capital stock is Holladay Stock Transfer, 2939 North 67th Place, Scottsdale, Arizona 85251 and its main telephone number is 480-481-3940.

LEGAL MATTERS

Our counsel, Guzov Ofsink, LLC, located at 600 Madison Avenue, 14th Floor, New York, New York 10022, is passing upon the validity of the issuance of the Common Stock that we are offering under this prospectus.

EXPERTS

Child, Van Wagoner & Bradshaw, PLLC, independent public accountants located at 5296 South Commerce Drive, Suite 300, Salt Lake City, Utah 84107, have audited the financial statements of the Company included in this registration statement to the extent and for the periods set forth in the reports. We have relied upon such reports, given upon the authority of Child, Van Wagoner & Bradshaw, PLLC as experts in accounting and auditing.

INTEREST OF NAMED EXPERTS AND COUNSEL

No “expert” or “counsel” as defined by Item 509 of Regulation S-K promulgated pursuant to the Securities Act, whose services were used in the preparation of this Form S-1, was hired on a contingent basis or will receive a direct or indirect interest in the Company, nor was any of them a promoter, underwriter, voting trustee, director, officer or employee of the Company.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Our Bylaws provide that we will indemnify our directors and officers from liabilities incurred by them in connection with actions, suits or proceedings in which they are involved by reason of their acting as our directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Dismissal of Tarvaran Askelson & Company, LLP and Appointment of Child, Van Wagoner & Bradshaw, PLLC

The Company elected to terminate its engagement of Tarvaran Askelson & Company, LLP (“Tarvaran”) as the independent registered public accounting firm responsible for auditing the Company’s financial statements. The termination, which was effective as of March 5, 2008, was approved by the Company’s Board of Directors.

Tarvaran’s report on the Company’s financial statements as of September 30, 2007 and year then ended did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles with the exception that Tarvaran’s audit report contained an explanatory note which raised substantial doubt as to the ability of the Company to continue as a going concern. During the two most recent fiscal years and any subsequent interim period prior to the termination of Tarvaran, the Company did not have any disagreements with Tarvaran on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Tarvaran, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

During the two most recent fiscal years and any subsequent interim period prior to the termination of Tarvaran, Tarvaran did not advise the Company of any of the following:

(a) that the internal controls necessary for the Company to develop reliable financial statements did not exist;

(b) that information had come to Tarvaran’s attention that had led it to no longer be able to rely on management’s representations or that had made it unwilling to be associated with the financial statements prepared by management;

(c) that Tarvaran needed to expand significantly the scope of its audit, or that information had come to Tarvaran’s attention that if further investigated may: (i) materially impact the fairness or reliability of either a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that would have prevented it from rendering an unqualified audit report on those financial statements), or (ii) cause it to be unwilling to rely on management’s representations or be associated with the Company’s financial statements.

       The Company has engaged Child, Van Wagoner & Bradshaw, PLLC (“Child, Van Wagoner”) to serve as the independent registered public accounting firm responsible for auditing the Company’s financial statements. The engagement, which was effective as of March 5, 2008, was approved by the Company’s Board of Directors.

The Company consulted with Child, Van Wagoner in connection with (a) the Company’s acquisition of all of the capital stock of Pacific Industry Holding Group Co., Ltd. (“Pacific”) on February 26, 2008 pursuant to a Share Exchange Agreement, dated February 22, 2008 between the Company, Pacific and the shareholders of Pacific, and (b) the filing by the Company on March 3, 2008 of a Current Report on Form 8-K to report the acquisition and related matters, which Current Report contained financial statements of Pacific (A) as of December 31, 2007 and 2006 and for the years then ended, audited by Child, Van Wagoner and containing their report thereon and (B) as of March 31, 2008 and the three months ended March 31, 2008 and March 31, 2007.

Except as set forth in the immediately preceding paragraph, neither the Company nor anyone on behalf of the Company consulted Child, Van Wagoner during the two most recent fiscal years and any subsequent interim period prior to engaging Child, Van Wagoner, regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company nor oral advice was provided that the Company concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) and the related instructions of Item 304 of Regulation S-K) or reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

Dismissal of Mendoza Berger & Company LLP and Appointment of Tarvaran Askelson & Company LLP

On May 15, 2007 the Company elected to terminate its engagement of Mendoza Berger & Company LLP as the independent registered public accounting firm responsible for auditing the Company’s financial statements. The termination was approved by the Company’s Board of Directors.

Mendoza Berger & Company LLP’s report on the Company’s financial statements for the two years ended September 30, 2006 and 2005 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles with the exception that Mendoza Berger & Company LLP’s Audit Reports contained an explanatory note which raised substantial doubt as to the ability of the Company to continue as a going concern. During the Company’s two fiscal years ended September 30, 2006 and 2005 and the subsequent interim period ended December 31, 2006 which preceded the termination of Mendoza Berger & Company LLP, the Company did not have any disagreements with Mendoza Berger & Company LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Mendoza Berger & Company LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

During the Company’s two fiscal years ended September 30, 2006 and 2005 and the subsequent interim period ended December 31, 2006 which preceded the termination of Mendoza Berger & Company LLP, other than as is set forth herein, Mendoza Berger & Company LLP did not advise the Company of any of the following:

(A) That the internal controls necessary for the Company to develop reliable financial statements did not exist;

(B) That information had come to Mendoza Berger & Company LLP.’s attention that had led it to no longer be able to rely on management’s representations, or that had made it unwilling to be associated with the financial statements prepared by management;

(C) (1) That Mendoza Berger & Company LLP needed to expand significantly the scope of its audit, or that information had come to Mendoza Berger & Company LLP’s attention that if further investigated may: (i) materially impact the fairness or reliability of either a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that would have prevented it from rendering an unqualified audit report on those financial statements), or (ii) cause it to be unwilling to rely on management’s representations or be associated with the Company’s financial statements, and (2) due to Mendoza Berger & Company LLP’s resignation (due to audit scope limitations or otherwise) or dismissal, or for any other reason, the accountant did not so expand the scope of its audit or conduct such further investigation; or

(D) (1) That information has come to Mendoza Berger & Company LLP’s attention that it had concluded materially impacted the fairness or reliability of either: (i) a previously issued audit report or the underlying financial statements, or (ii) the financial statements issued or to be issued covering the fiscal period subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to Mendoza Berger & Company LLP’s satisfaction, would prevent it from rendering an unqualified audit report on those financial statements, except as indicated above), and (2) the issue has not been resolved to Mendoza Berger & Company LLP’s satisfaction prior to its termination.

On May 15, 2007 the Company engaged Tarvaran Askelson & Company, LLP to serve as the independent registered public accounting firm responsible for auditing the Company’s financial statements for the fiscal year ending September 30, 2007. The engagement was approved by the Company’s Board of Directors.

Neither the Company nor anyone on behalf of the Company consulted Tarvaran Askelson & Company, LLP during the two prior fiscal years and any subsequent interim period prior to engaging Tarvaran Askelson & Company, LLP, regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company nor oral advice was provided that the Company concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) and the related instructions of Item 304 of Regulation S-K) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

FINANCIAL STATEMENTS

The Company’s unaudited financial statements for the nine months ended September  30, 2008 and 2007, the notes thereto, the Company’s audited financial statements for the years ended December 31, 2007 and 2006, together with the report of the independent certified public accounting firm thereon are presented beginning at page F-1.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act for the Common Stock offered by this prospectus. We have not included in this prospectus all the information contained in the registration statement and you should refer to the registration statement and its exhibits for further information.

The registration statement and other information may be read and copied at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site (HTTP://WWW.SEC.GOV) that contains the registration statements, reports, proxy and information statements and other information regarding registrants that file electronically with the SEC such as us.

You may also read and copy any reports, statements or other information that we have filed with the SEC at the addresses indicated above and you may also access them electronically at the web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

SKYPEOPLE FRUIT JUICE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS, UNAUDITED

	September 30,
ASSETS	2008	December 31,
	(Unaudited)	2007
CURRENT ASSETS
Cash and equivalents	$12,796,559	$4,094,238
Accounts receivable	3,625,601	9,153,687
Other receivables	45,075	55,737
Inventories	1,860,384	4,460,149
Prepaid expenses and other current assets	1,267,956	101,628
Total current assets	19,595,575	17,865,439

RELATED PARTY RECEIVABLES	-	4,970,427
PROPERTY, PLANT AND EQUIPMENT, Net	20,487,126	17,564,147
LAND USAGE RIGHTS (Note 10)	6,490,906	6,138,297
OTHER ASSETS	2,749,985	71,818
TOTAL ASSETS	$49,323,592	$46,610,128

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$1,525,893	$2,997,740
Accrued expenses	716,656	557,577
Accrued liquidated damages	208,658	-
Related party payables	-	143,366
Income taxes payable	217,426	114,909
Advances from customers	779,961	708,291
Short-term notes payable	9,573,042	6,406,922
Total current liabilities	13,021,636	10, 928,805

NOTE PAYABLE, net of current portion	-	2,053,501
	-
TOTAL LIABILITIES	$13,021,636	$12,982,306

MINORITY INTEREST	1,019,710	1,073,364
MINORITY INTEREST-Variable interest entity (Note 7)	-	6,308,591

STOCKHOLDERS' EQUITY
Preferred Stock, $0.001 par value; 10,000,000 shares authorized 3,448,480 Series B Preferred Stock issued and outstanding	3,448	-
Common Stock, $0.01 par value; 100,000,000 shares authorized 22,271,684 and 22,006,173 shares issued and outstanding as of September 30, 2008 and December 31, 2007, respectively	222,717	220,062
Additional paid-in capital	13,791,724	10,682,755
Accumulated retained earnings	16,358,755	12,458,632
Accumulated other comprehensive income	4,905,602	2,884,418
Total stockholders' equity	35,282,768	26,245,867
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$49,323,592	$46,610,128

See accompanying notes to condensed consolidated financial statements.

SKYPEOPLE FRUIT JUICE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME,
UNAUDITED
	September 30,	September 30,
	2008	2007
	(Unaudited)	(Unaudited)

Revenue	$22,442,329	$12,493,802
Cost of Sales	14,635,767	7,730,604
Gross Profit	7,806,562	4,763,198

Operating Expenses
General and administrative	1,409,895	632,399
Selling expenses	808,576	301,331
Research and development	199,056	49,040
Accrued liquidated damages	208,658	-
Total operating expenses	2,626,185	982,770

Income from Operations	5,180,377	3,780,428

Other Income (Expense)
Interest expense	(624,802)	(19,761)
Interest income	41,342	11,855
Subsidy income	52,206	-
Other income (expense)	32,827	(42,954)
Total other income (expense)	(498,427)	(50,680)

Income Before Income Taxes	4,681,950	3,729,568

Income Tax Provision	525,585	584,389

Income Before Minority Interest	4,156,365	3,145,179

Minority interest	256,242	136,847

Net Income	$3,900,123	$3,008,332

Earnings Per Share:
Basic earnings per share	$0.15	$0.14
Diluted earnings per share	$0.14	$0.14

Weighted Average Shares Outstanding:
Basic	22,216,450	22,006,173
Diluted	22,217,043	22,006,173

Comprehensive Income:
Net income	$3,900,123	$3,008,332
Foreign currency translation adjustment	2,021,184	709,104

Comprehensive Income	$5,921,307	$3,717,436

See accompanying notes to condensed consolidated financial statements.

SKYPEOPLE FRUIT JUICE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS, UNAUDITED

	September 30,	September 30,
	2008	2007
	(Unaudited)	(Unaudited)
Cash Flow from Operating Activities
Net income	$3,900,123	$3,008,332
Adjustments to reconcile net income to net cash flow provided by operating activities
Depreciation and amortization	1,409,907	827,945
Loss on sale of property, plant and equipment	1,274	-
Minority interest	256,242	136,847
Changes in operating assets and liabilities, net of acquisition effects
Accounts receivable	6,030,436	1,968,356
Other receivables	13,759	(15,854)
Prepaid expenses and other current assets	(1,224,295)	(257,043)
Inventories	2,847,423	(2,460,482)
Accounts payable	(1,662,730)	44,602
Accrued expenses and other current liabilities	114,013	46,629
Accrued liquidated damages	208,658	-
Advances from customers	17,425	3,076,827
Taxes payable	90,920	(1,956,009)
Net cash provided by operating activities	12,003,155	4,420,150

Cash Flow from Investing Activities
Prepayment for lease improvement	(356,860)	-
Deposits to purchase target company	(2,141,158)	-
Loan repayment from related parties	5,475,092	-
Loan advanced to related parties	(7,179,883)	(3,322,667)
Additions to property, plant and equipment	(2,826,179)	(110,602)
Proceeds from sale of property, plant and equipment	4,996	-
Net cash used in investing activities	(7,023,992)	(3,433,269)

Cash Flow from Financing Activities
Proceeds from stock issuance	3,115,072	-
Proceeds from bank loans	14,988,105	1,305,074
Repayment of bank loans	(14,531,324)	-
Dividend paid to minority interest	(309,896)	-
Repayments of related party loan	(149,486)	(1,923,969)
Net cash provided by (used in) financing activities	3,112,471	(618,895)

Effect of Changes in Exchange Rate	610,687	92,115

NET INCREASE IN CASH	8,702,321	460,101
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	4,094,238	2,135,173
CASH AND CASH EQUIVALENTS, END OF PERIOD	$12,796,559	$2,595,274
Supplementary Information of Cash Flows
Cash paid for interest	$649,327	$23,611
Cash paid for taxes	$1,049,534	$1,855,950
Purchase of Huludao, offset by related party receivables	$6,887,391	$-

See accompanying notes to condensed consolidated financial statements.

SKYPEOPLE FRUIT JUICE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.           CORPORATE INFORMATION

SkyPeople Fruit Juice, Inc.

SkyPeople Fruit Juice, Inc. (“SkyPeople” or the “Company”), formerly Entech Environment Technology, Inc. (“Entech”), was formed in June 1998 under the laws of the State of Florida. From July 2007 until February 26, 2008, our operations consisted solely of identifying and completing a business combination with an operating company and compliance with our reporting obligations under federal securities laws.

Between February 22, 2008 and February 25, 2008, we entered into a series of transactions whereby we acquired 100% of the ownership interest in Pacific Industry Holding Group Co., Ltd. (“Pacific”) from a share exchange transaction and raised $3,400,000 gross proceeds from certain accredited investors in a private placement transaction. As a result of the consummation of these transactions, Pacific is now a wholly owned subsidiary of the Company.

Pacific was incorporated under the laws of the Republic of Vanuatu on November 30, 2006. Pacific’s only business is acting as a holding company for Shaanxi Tianren Organic Food Co., Ltd. (“Shaanxi Tianren”), a company organized under the laws of the People’s Republic of China (“PRC”), in which Pacific holds a 99% ownership interest.

This share exchange transaction resulted in Pacific obtaining a majority voting and control interest in the Company. Generally accepted accounting principles require that the company whose stockholders retain the majority controlling interest in a combined business be treated as the acquirer for accounting purposes, resulting in a reverse acquisition with Pacific as the accounting acquirer and SkyPeople as the acquired party. Accordingly, the share exchange transaction has been accounted for as a recapitalization of the Company. The equity sections of the accompanying financial statements have been restated to reflect the recapitalization of the Company due to the reverse acquisition as of the first day of the first period presented. All references to Common Stock of Pacific Common Stock have been restated to reflect the equivalent numbers of SkyPeople equivalent shares.

On May 23, 2008, we amended the Company’s Articles of Incorporation and changed its name to SkyPeople Fruit Juice,
Inc. to better reflect our business. The 1-for-328.72898 reverse stock split of the outstanding shares of Common Stock and a mandatory 1-for-22.006 conversion of Series A Preferred Stock, which had been approved by written consent of the holders of a majority of the outstanding voting stock also became effective on May 23, 2008.

Shaanxi Tianren Organic Food Co., Ltd.

Shaanxi Tianren was formed on August 8, 2001 under PRC law. Currently, Shaanxi Tianren is engaged in the business of research and development, production and sales of special concentrated fruit juices, fast-frozen and freeze-dried fruits and vegetables and fruit juice drinks.

On May 27, 2006, Shaanxi Tianren purchased 91.15% of Xi’an Tianren’s ownership interest for a purchase price in the amount of RMB 36,460,000 (or approximately U.S. $4,573,221). The acquisition was accounted for using the purchase method, and the financial statements of Shaanxi Tianren and Xi’an Tianren have been consolidated on the purchase date and forward.

On June 10, 2008, Shaanxi Tianren completed the acquisition of Huludao Wonder Fruit Co., Ltd. (“Huludao Wonder”) for a total purchase price of RMB 48,250,000, or approximately U.S. $6,807,472. The payment was made through the offset of related party receivables from Shaanxi Hede Investment Management Co., Ltd. (“Hede”). Before the acquisition, Huludao Wonder had been a variable interest entity of Shaanxi Tianren for accounting purposes according to FASB Interpretation No. 46: Consolidation of Variable Interest Entities, an interpretation of ARB 51 (“FIN 46”), since June 1, 2007, and the financial statements of Shaanxi Tianren and Huludao Wonder have been consolidated as of June 1, 2007 and forward.

The Company’s current structure is set forth in the diagram below:

*Xi’an Qinmei Food Co., Ltd., an entity which is not affiliated with the Company, owns the other 8.85% of the equity interests in Xi’an Tianren.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statements

The accompanying unaudited interim condensed consolidated financial statements for SkyPeople have been prepared in accordance with generally accepted accounting principles accepted in the United States of America (“GAAP”) for interim financial information and do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. All significant inter-company balances have been eliminated in consolidation.

In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. Due to the seasonal nature of our business and other factors, interim results are not necessarily indicative of the results that may be expected for the entire fiscal year.

Certain prior year balances on the Balance Sheet have been reclassified to conform to the current presentation. The reclassification had no impact on net income for the three months ended March 31, 2008 and 2007.

Consolidation

The accompanying condensed consolidated financial statements include the accounts of SkyPeople, Pacific, Shaanxi Tianren, Xi’an Tianren and the newly acquired Huludao Wonder. All material inter-company accounts and transactions have been eliminated in consolidation.

The pooling method (entity under common control) is applied to the consolidation of Pacific with Shaanxi Tianren and Shaanxi Tianren with Huludao Wonder. The reverse merger accounting is applied to the consolidation of SkyPeople with Pacific.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents include cash on hand and demand deposits held by banks. Deposits held in financial institutions in the PRC are not insured by any government entity or agency.

As of September 30, 2008, the cash balance in the financial institutions in the United States was $10,891. Accounts at these financial institutions are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $100,000. At September 30, 2008, the Company had no deposits which were in excess of the FDIC insurance limit.

Accounting for the Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technological or other industrial changes. The determination of recoverability of assets to be held and used is made by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. During the reporting periods there was no impairment loss.

Earnings Per Share

Basic earnings per Common Stock (“EPS”) are calculated by dividing net income available to common stockholders by the weighted average number of Common Stock outstanding during the period. Our Series B Convertible Preferred Stock is a participating security. Consequently, the two-class method of income allocation is used in determining net income available to common stockholders.

Diluted EPS is calculated by using the treasury stock method, assuming conversion of all potentially dilutive securities, such as stock options and warrants. Under this method, (i) exercise of options and warrants is assumed at the beginning of the period and shares of Common Stock are assumed to be issued, (ii) the proceeds from exercise are assumed to be used to purchase Common Stock at the average market price during the period, and (iii) the incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted EPS computation. The numerators and denominators used in the computations of basic and diluted EPS are presented in the following table:

	Nine Months Ended
	Sep. 30,	Sep. 30,
	2008	2007
NUMERATOR FOR BASIC AND DILUTED EPS
Net income (numerator for Diluted EPS)	$3,900,123	$3,008,332
Net income allocated to Preferred Stock	(634,550)	-
Net income to common stockholders (Basic)	$3,265,573	$3,008,332

DENOMINATOR FOR BASIC AND DILUTED EPS
Common Stock outstanding	22,216,450	22,006,173

DENOMINATOR FOR BASIC EPS	22,216,450	22,006,173
Add: Weighted average preferred as if converted	4,317,282	-
Add: Weighted average stock warrants outstanding	683,311	-

DENOMINATOR FOR DILUTED EPS	27,217,013	22,006,173

EPS – Basic	$0.15	$0.14
EPS – Diluted	$0.14	$0.14

Shipping and Handling Costs

Shipping and handling amounts billed to customers in related sales transactions are included in sales revenues. The shipping and handling expenses of $676,492 and $260,337 for the nine months ended September 30, 2008 and 2007, respectively, are reported in the Consolidated Statement of Income as a component of selling expenses.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income represents foreign currency translation adjustments.

Accounts Receivable

During the normal course of business, we extend unsecured credit to our customers. Accounts receivable and other receivables are recognized and carried at the original invoice amount less an allowance for any uncollectible amount. Allowance is made when collection of the full amount is no longer probable. Management reviews and adjusts this allowance periodically based on historical experience, the current economic climate, as well as its evaluation of the collectability of outstanding accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. The Company evaluates the credit risks of its customers utilizing historical data and estimates of future performance. Based on the information available to management, the Company believes that its allowance for doubtful accounts was adequate as of September 30, 2008.

Inventories

Inventories consist primarily of raw materials and packaging (which include ingredients and supplies) and finished goods (which includes finished juice in our bottling and canning operations).  Inventories are valued at the lower of cost or market. We determine cost on the basis of the average cost or first-in, first-out methods.

Intangible Assets

The Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), effective January 1, 2002. Under SFAS 142, goodwill and indefinite lived intangible assets are not amortized, but are reviewed annually for impairment, or more frequently, if indications of possible impairment exist. The Company has no indefinite lived intangible assets.

Revenue Recognition

We recognize revenue upon meeting the recognition requirements of Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition. Revenue from sales of the Company’s products is recognized upon shipment or delivery to its distributors or end users, depending upon the terms of the sales order, provided that persuasive evidence of a sales arrangement exists, title and risk of loss have transferred to the customer, the sales amount is fixed and determinable and collection of the revenue is reasonably assured. More than 70% of our products are exported either through distributors with good credit or to end-users directly. Of this amount, 80% of the revenue is exported through distributors. Our general sales agreement requires the distributors to pay us after we deliver the products to them, which is not contingent on resale to end customers. Our credit terms for distributors with good credit history is from 30 days to 90 days. For new customers, we usually require 100% advance payment for direct export sales. Advances from customers are recorded as unearned revenue, which is a current liability. Our payment terms with distributors are not determined by the distributor’s resale to the end customer. According to our past collection history, the bad debt rate of our accounts receivables is less than 0.5%. The problem of quality hardly occurred during production, storage and transportation due to our maintenance of strict standards during the entire process. Our customers have no contractual right of the return of products. Historically, we have not had any returned products. Accordingly, no provision has been made for returnable goods. We are not required to rebate or credit a portion of the original fee if we subsequently reduce the price of our product and the distributor still has right with respect to that product.

Advertising and Promotional Expense

Advertising and promotional costs are expensed as incurred. The Company incurred $164 and $287 in advertising and promotional costs for the nine months ended September 30, 2008 and 2007, respectively.

Estimates

The preparation of financial statements in conformity with United States’ Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. The significant areas requiring the use of management estimates include the provisions for doubtful accounts receivable, useful life of fixed assets and valuation of deferred taxes. Although these estimates are based on management’s knowledge of current events and actions management may undertake in the future, actual results may ultimately differ from those estimates.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the useful lives of the assets. Major renewals and betterments are capitalized and depreciated; maintenance and repairs that do not extend the life of the respective assets are charged to expense as incurred. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in income. Depreciation related to property and equipment used in production is reported in cost of sales. Property and equipment are depreciated over their estimated useful lives as follows:

Buildings	20-30 years
Machinery and equipment	10 years
Furniture and office equipment	5 years
Motor vehicles	5 years

	September 30, 2008	December 31, 2007
Machinery and equipment	$14,583,542	$13,672,861
Furniture and office equipment	228,001	200,266
Motor vehicles	195,195	193,899
Buildings	7,322,908	6,489,513
Construction in progress	2,711,753	—
Subtotal	25,041,399	20,556,539
Less: accumulated depreciation	(4,554,273)	(2,992,392)
Net property and equipment	$20,487,126	$17,564,147

Depreciation expense included in general and administration expenses for the nine months ended September 30, 2008 and 2007 was $302,175 and $45,478, respectively. Depreciation expense included in cost of sales for the nine months ended September 30, 2008 and 2007 was $998,504 and $739,212, respectively.

During 2008, Shaanxi Tianren commenced construction on the expansion of its research and development center. This project covers an area of 2,000 square meters and will encompass additional space required for research and development laboratories. The expansion is currently in progress on the existing site of the factory in Jingyang County, Shaanxi Province. Related to this project, we have capitalized, as construction in progress, $1,178,221 during the nine months ended September 30, 2008. This research and development center is expected to be completed by June 30, 2009. Our estimated future capital expenditure for this project is $44,183. Once it is completed, it will provide more space for our engineers to conduct research and development toward the goal of improving and facilitating our product line. The Company also started a technology innovation and expansion project over its original industrial waste water processing facility located in the factory of Jingyang County in Shaanxi Province. This 600 square meter industrial waste water processing facility will increase the capacity of waste water processing and recycling from the current 100 cubic meters per day to 300 cubic meters per day. We capitalized $810,027 as construction in progress during the nine months ended September 30, 2008. This project is expected to be operational by the end of the third quarter of fiscal 2009.  Our estimated future capital expenditure for this project is $1,030,943. The expanded industrial waste water processing facility will enable the Company to increase its production capacity in the future and will be in compliance with local environmental laws. In addition, Xi’an Tianren began construction on an industrial waste water processing facility in the factory of Zhouzhi County in Shaanxi Province.

Xi’an Tianren previously leased a waste water processing facility at an annual fee of approximately $11,600. This 1,118 square meter industrial waste water processing facility remains on schedule and once completed will process 1,200 cubic meters of waste water per day, which will meet the increasing production demand of Xi’an Tianren and will improve the use of recycled waste water. We capitalized $659,804 as construction in progress during the nine months ended September 30, 2008. This project is expected to be operational by the end of the third quarter of fiscal 2009. Our estimated future capital expenditure for this project is $135,495. The newly built water processing facility in Xi’an Tianren will help the Company save on leasing fees and also enable the Company to increase its production capacity in the future.  Furthermore, it will be in compliance with local environmental laws.  We also capitalized interest expenses of $63,701 in construction in progress in accordance with FASB Statement of Financial Accounting Standards (“SFAS”) No. 34, Capitalization of Interest Cost. The source of the future investment in these three projects will be generated from our working capital and our current bank loans.

As of September 30, 2008, we capitalized interest expense of $63,701 in construction in progress in accordance with FASB Statement of Financial Accounting Standards (“SFAS”) No. 34, Capitalization of Interest Cost.

Long-term assets of the Company are reviewed annually to assess whether the carrying value has become impaired according to the guidelines established in Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. No impairment of assets was recorded in the periods reported.

Foreign Currency and Comprehensive Income

The accompanying financial statements are presented in U.S. dollars. The functional currency is the renminbi (“RMB”) of the PRC. The financial statements are translated into U.S. dollars from RMB at year-end exchange rates for assets and liabilities, and weighted average exchange rates for revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

On July 21, 2005, the PRC changed its foreign currency exchange policy from a fixed RMB/USD exchange rate into a flexible rate under the control of the PRC’s government. We use the closing rate method in currency translation of the financial statements of the Company.

RMB is not freely convertible into the currency of other nations. All such exchange transactions must take place through authorized institutions. There is no guarantee the RMB amounts could have been, or could be, converted into U.S. dollars at rates used in translation.

Taxes

Income tax expense is based on reported income before income taxes. Deferred income taxes reflect the effect of temporary differences between assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes, these deferred taxes are measured by applying currently enacted tax laws.

The Company has implemented SFAS No. 109, Accounting for Income Taxes, which provides for a liability approach to accounting for income taxes. Deferred income taxes result from the effect of transactions that are recognized in different periods for financial and tax reporting purposes. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of FIN 48.

Restrictions on Transfer of Assets Out of the PRC

Dividend payments by Shaanxi Tianren and its subsidiaries are limited by certain statutory regulations in the PRC. No dividends may be paid by Shaanxi Tianren without first receiving prior approval from the Foreign Currency Exchange Management Bureau. Dividend payments are restricted to 85% of profits, after tax.

Minority Interest in Subsidiary

Minority interest represents the minority stockholders’ proportionate share of 1% of the equity of Shaanxi Tianren and 8.85% of the equity of Xi’an Tianren.

Accounting Treatment of the February 26, 2008 Private Placement

The shares held in escrow as Make Good Escrow Shares will not be accounted for on our books until such shares are released from escrow pursuant to the terms of the Make Good Escrow Agreement. During the time such Make Good Escrow Shares are held in escrow, they will be accounted for as contingently issuable shares in determining the diluted EPS denominator in accordance with SFAS 128.

Liquidated damages potentially payable by the Company under the Stock Purchase Agreement and the Registration Rights Agreement will be accounted for in accordance with Financial Accounting Standard Board Staff Position EITF 00-19-2. Estimated damages at the time of closing will be recorded as a liability and deducted from additional paid-in capital as costs of issuance. Estimated damages determined later pursuant to the criteria for SFAS 5 will be recorded as a liability and deducted from operating income.

Our failure to meet the timetables provided for in the Registration Rights Agreement have resulted in the imposition of liquidated damages, which are payable in cash to the Investors (pro rata based on the percentage of Series B Preferred Stock owned by the Investors at the time such liquidated damages shall have incurred) equal to fourteen percent (14%) of the Purchase Price per annum payable monthly based on the number of days such failure exists, which amount of liquidated damages, together with all liquidated damages that the Company may incur pursuant to the Registration Rights Agreement, the Warrant and the Stock Purchase Agreement, shall not exceed an aggregate of eighteen percent (18%) of the amount of the Purchase Price.

We initially filed with the SEC the registration statement on March 26, 2008, which date was before the filing date deadline of March 30, 2008 in the Registration Rights Agreement, because in the opinion of the counsel to the Company, the Company’s audited financials for the fiscal year 2007 were required to be included in the initial registration statement based on the applicable SEC rules. Therefore, we were required to have the registration statement declared effective by the SEC by July 24, 2008 (within 120 days after the initial filing date). As of September 30, 2008, the Company had accrued $208,658 for the liquidated damages pursuant to that agreement. This amount has been included in liquidated damage expenses on the income statement in accordance with EITF 00-19-2. Since none of the estimates is better than the other, in accordance with FIN14, the Company has booked an expense and a liability equal to the minimum estimated loss, assuming the registration statement is effective December 31, 2008.

Research and Development

Shaanxi Tianren established a research and development institution with nearly 30 research and development personnel as of September 30, 2008. Shaanxi Tianren also from time to time retains external experts and research institutions. The research and development expenses were $199,056 and $49,040 for the nine months ended September 30, 2008 and September 30, 2007, respectively.

New Accounting Pronouncements

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. This Statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company does not expect the implementation of this statement to have an impact on its results of operations or financial position.

In April 2008, the FASB issued FASB Staff Position (“FSP”) No. SFAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP SFAS 142-3”). FSP SFAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). The intent of FSP SFAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141R (revised 2007), Business Combinations and other applicable accounting literature. FSP SFAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and must be applied prospectively to intangible assets acquired after the effective date. The adoption of this statement is not expected to have a material impact on our consolidated financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not expect that the adoption of SFAS No. 161 will have a material impact on its consolidated results of operations or financial position.

In February 2008, the FASB issued Staff Position No. FAS 157-2, which provides for a one-year deferral of the effective date of SFAS No. 157, Fair Value Measurements, for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis.  The Company is evaluating the impact of this standard as it relates to the Company’s financial position and results of operations.

In December 2007, the SEC published Staff Accounting Bulletin (“SAB”) No. 110, which amends SAB No. 107 by extending the usage of a “simplified” method, as discussed in SAB No. 107, in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS No. 123 (revised 2004), Share-Based Payment. In particular, the SEC indicated in SAB 107 that it will accept a company’s election to use the simplified method, regardless of whether the company has sufficient information to make more refined estimates of expected term. The Company does not expect that the adoption of this SAB will have a material impact on its consolidated results of operations or financial position.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations, (“SFAS No. 141(R)”), and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS No. 160”). These new standards are the U.S. GAAP outcome of a joint project with the International Accounting Standards Board (“IASB”). SFAS No. 141(R) and SFAS No. 160 introduce significant changes in the accounting for and reporting of business acquisitions and noncontrolling interests in a subsidiary. SFAS No. 141(R) and SFAS No. 160 continue the movement toward the greater use of fair values in financial reporting and increased transparency through expanded disclosures. SFAS No. 141(R) changes how business acquisitions are accounted for and will impact financial statements at the acquisition date and in subsequent periods. SFAS No. 160 requires noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. SFAS No. 141(R) and SFAS No. 160 are effective for our fiscal 2009. The Company has not completed its evaluation of the potential impact, if any, of the adoption of SFAS No. 141(R) and SFAS No. 160 on its consolidated financial position, results of operations and cash flows.

3.           SHARE EXCHANGE AND PRIVATE PLACEMENT FINANCING

Between February 22, 2008 and February 25, 2008, we entered into a series of transactions whereby we acquired 100% of the ownership interest in Pacific from the shareholders of Pacific in a share exchange transaction and raised $3,400,000 gross proceeds from certain accredited investors in a private placement transaction. These transactions, collectively hereinafter referred to as “Reverse Merger Transactions,” were consummated simultaneously on February 26, 2008, and as a result of the consummation of these transactions Pacific is now a wholly owned subsidiary of the Company.

The following sets forth the material agreements that the Company entered into in connection with the Reverse Merger Transactions and the material terms of these agreements:

Share Exchange Agreement

On February 22, 2008, the Company and Terence Leong, the Company’s then Chief Executive Officer, entered into a Share Exchange Agreement with Pacific and all of the shareholders of Pacific (the “Share Exchange Agreement”). Pursuant to the Share Exchange Agreement, the shareholders of Pacific agreed to exchange 100 ordinary shares of Pacific, representing a 100% ownership interest in Pacific, for 1,000,000 shares of a newly designated Series A Convertible Preferred Stock of the Company, par value $0.001 per share (the “Share Exchange” or the “Share Exchange Transaction”).

Stock Purchase Agreement

In connection with the Share Exchange Transaction, on February 26, 2008, the Company entered into a Series B Convertible Preferred Stock Purchase Agreement (the “Stock Purchase Agreement”) with certain accredited investors (the “Investors”), pursuant to which the Company agreed to issue 2,833,333 shares of Series B Convertible Preferred Stock of the Company, par value $0.001 per share (“Series B Stock”) and warrants to purchase 7,000,000 shares of the Company’s Common Stock (the “Warrants”) to the Investors, in exchange for a cash payment in the amount of $3,400,000. Under the Stock Purchase Agreement, the Company also deposited 2,000,000 shares of the Series B Stock into an escrow account held by an escrow agent as Make Good Shares in the event the Company’s consolidated pre-tax income and pre-tax income per share, on a fully-diluted basis, for the years ended December 31, 2007, 2008 or 2009 are less than certain pre-determined target numbers.

On May 23, 2008, we amended the Company’s Articles of Incorporation and changed its name to SkyPeople Fruit Juice, Inc. to better reflect our business. A 1-for-328.72898 reverse stock split of the outstanding shares of Common Stock and a mandatory 1-for-22.006 conversion of Series A Preferred Stock, which had been approved by written consent of the holders of a majority of the outstanding voting stock, also became effective on May 23, 2008.

4.           CONVERTIBLE PREFERRED STOCK

The Series A Convertible Preferred Stock

In connection with the Share Exchange Transaction, we designated 1,000,000 shares of Series A Convertible Preferred Stock out of our total authorized number of 10,000,000 shares of Preferred Stock, par value $0.001 per share. Upon effectiveness of the 1-for-328.72898 reverse stock split of the outstanding shares of Common Stock on May 23, 2008, all the outstanding shares of Series A Preferred Stock were immediately and automatically converted into shares of Common Stock without any notice or action required by us or by the holders of Series A Preferred Stock or Common Stock (the “Mandatory Conversion”). In the Mandatory Conversion, each holder of Series A Preferred Stock received twenty two and 62/10,000 (22.0062) shares of fully paid and non-assessable Common Stock for every one (1) share of Series A held (the “Conversion Rate”).

Series B Convertible Preferred Stock

In connection with the Share Exchange Transaction, we designated 7,000,000 shares of Series B Convertible Preferred Stock out of our total authorized number of 10,000,000 shares of Preferred Stock, par value $0.001 per share. The Series B Convertible Preferred Stock is a participating security. No dividends are payable with respect to the Series B Preferred Stock and no dividends can be paid on our Common Stock while the Series B Preferred Stock is outstanding. Upon liquidation the holders are entitled to receive $1.20 per share (out of available assets) before any distribution or payment can be made to the holders of any junior securities.

Upon effectiveness of the Reverse Split, each share of Series B Preferred Stock is convertible at any time into one share of Common Stock at the option of the holder. If the conversion price (initially $1.20) is adjusted, the conversion ratio will likewise be adjusted and the new conversion ratio will be determined by multiplying the conversion ratio in effect by a fraction, the numerator of which is the conversion price in effect before the adjustment and the denominator of which is the new conversion price.

5.           WARRANTS

In connection with the Share Exchange Transaction, on February 26, 2008, the Company entered into a Series B Convertible Preferred Stock Purchase Agreement (the “Stock Purchase Agreement”) with certain accredited investors (the “Investors”), pursuant to which the Company agreed to issue 2,833,333 shares of a newly designated Series B Convertible Preferred Stock of the Company, par value $0.001 per share (“Series B Stock”) and warrants to purchase 7,000,000 shares of the Company’s Common Stock (the “Warrants”) to the Investors, in exchange for a cash payment in the amount of $3,400,000.

The Warrants became exercisable after the consummation of a 1-for-328.72898 reverse split of our outstanding Common Stock, which was effective on May 23, 2008, and the 7,000,000 shares issuable upon exercise of such Warrants were not adjusted as a result of such reverse split.

6.           NOTE PURCHASE AGREEMENT

On February 26, 2008, the Company issued to Barron Partners an aggregate of 615,147 shares of Series B Stock in exchange for the cancellation of all principal and accrued interest aggregating approximately $5,055,418 on certain promissory notes of the Company held by Barron.

On February 22, 2008, the Company issued to Grover Moss an aggregate of 59,060 shares of Common Stock (post split) in exchange for the conversion of principal aggregating $398,000.

7.           ACCQUISITION OF A BUSINESS

On June 10, 2008, the Company completed the acquisition of Huludao Wonder for a total purchase price of RMB 48,250,000, or approximately U.S. $6,308,591 based on the exchange rate of June 1, 2007.  The payment was made through the offset of related party receivables from Shaanxi Hede Investment Management Co., Ltd. (“Hede”). Before the acquisition, Huludao Wonder was classified as a variable entity of Shaanxi Tianren according to FASB Interpretation No. 46: Consolidation of Variable Interest Entities (“V.I.E.”), an interpretation of ARB 51 (“FIN 46”), since June 2, 2007. FIN 46R requires the primary beneficiary of the variable interest entity to consolidate its financial results with the variable interest entity. The Company had evaluated its relationship with Huludao and had concluded that Huludao Wonder was a variable interest entity for accounting purposes after June 2007 and prior to June 2008.

Yongke Xue, the Chairman of the Board and Chief Executive Officer of the Company, owns 80% of the equity interest of Hede, and Xiaoqin Yan, a director of Shaanxi Tianren, owns the remaining 20% of Hede. Hede leased to Shaanxi Tianren all of the assets and facilities of Huludao Wonder under a Lease Agreement dated June 2, 2007 between Hede and Shaanxi Tianren. The lease was for a term of one year from July 1, 2007 to June 30, 2008. The monthly rent under the lease was RMB 300,000 (approximately $44,183 based on the exchange rate on September 30, 2008). In 2007, Shaanxi Tianren loaned to Hede on an interest free basis an aggregate of RMB 27 million (approximately $3,976,494 based on the exchange rate on September 30, 2008) pursuant to a Loan Agreement entered into by the parties on June 5, 2007. The loan was made to enable Hede to purchase Huludao Wonder. The loan was due on August 1, 2008. On the date of the purchase, the outstanding loan was deducted from the purchase price according to the Loan Agreement.

The contractual agreement with Hede was in effect on June 1, 2007. As a result of the contractual arrangements, Shaanxi Tianren became the primary beneficiary of Huludao Wonder. Accordingly, Shaanxi Tianren adopted the provisions of FIN 46R and consolidated the financial results of Huludao Wonder from June 1, 2007.

The Company accounted for the purchase as a reorganization of entities under common control to consolidate Huludao Wonder with the assets and liabilities recorded at their carrying values on the books of Hede. The book value of the acquired net assets of Huludao Wonder was RMB 48,250,000 (approximately $6,308,591 based on the exchange rate on June 1, 2008).

The following table summarizes the fair value of Huludao Wonder’s assets and liabilities as of June 1, 2007 (based on the exchange rate on June 1, 2007):

ASSETS
Cash	$7,567
Accounts receivable, net	2,387,711
Other receivables	29,244
Inventory	57,948
Fixed assets	6,934,219
Intangible asset	3,262,566
Other assets	27,486
TOTAL ASSETS	$12,706,741

LIABILITIES
A Accounts payable	$20,642
Other payables	101,603
L Loans payable	6,275,905
TOTAL LIABILITIES	$6,398,150

NNET ASSETS	$6,308,591

Pro Forma Financial Information

The unaudited pro forma financial information presented below summarizes the combined operating results of the Company and Huludao Wonder for the nine months ended September 30, 2007, as if the acquisition had occurred on January 1, 2007.

The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition taken place on January 1, 2007. The unaudited pro forma combined statements of operations combine the historical results of the Company and the historical results of the acquired entity for the periods described above.

PRO FORMA STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

	Historical Information of the Company(1)	Historical Information of the Acquired Entity (2)	Pro Forma Adjustments (3)	Pro Forma
	(Unaudited)	(Unaudited)		(Unaudited)
Net sales	$12,493,802	$1,763,361	$--	$14,257,163

Net income (loss)	$3,100,882	$(269,398)	$(34,202)	$2,797,282

Basic earnings per share	$0.14			$0.13
Diluted earnings per share	$0.14			$0.13

Basic weighted average common shares outstanding	22,006,173			22,006,173
Diluted weighted average common shares outstanding	22,006,173			22,006,173

               Note:  The currency exchange rate is based on the average exchange rate of the related period.

(1)	The historical operating results of the Company were based on the Company’s unaudited financial statements for the nine months ended September 30, 2007.
(2)	The nine months historical information of Huludao was derived from the books and the records of Huludao for the five months ended May 30, 2007.

(3)
Pro forma adjustment was based on the assumption that the fair value of the fixed assets and intangible assets were amortized over the life of the assets, assuming the acquisition took place on January 1, 2007

8.           INVENTORIES

Inventories consisted of the following:
	September 30,	December 31,
	2008	2007
Raw materials and packaging	$536,766	$255,936
Finished goods	1,323,618	4,204,213
Inventories	$1,860,384	$4,460,149

9.           INCOME TAX

Prior to 2007, the Company was subject to a 33% income tax rate by the PRC. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of FIN 48. Shaanxi Tianren was awarded the status of a nationally recognized High and New Technology Enterprise in December 2006, which entitled Shaanxi Tianren to tax-free treatment for two years starting from 2007 and thereafter reduced income taxes at 50% of its regular income tax rate then effective from 2009 to 2010. In December 2007, the tax rate of Xi’an Tianren was reduced from 33% to 25%, effective beginning January 2008.

As the Company had no income generated in the United States, there was no tax expense or tax liability due to the Internal Revenue Service of the United States as of September 30, 2008.

The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of FIN 48. The income tax expense was $525,585 and $584,389 for the nine months ended September 30, 2008 and September 30, 2007, respectively. The Company had recorded no deferred tax assets or liabilities as of September 30, 2008 and 2007, since nearly all differences in tax basis and financial statement carrying values are permanent differences.

	Nine Months Ended September 30,
Income Tax Expenses	2008	2007
Current	$525,585	$584,389
Deferred	—	—
Total	$525,585	$584,389

10.           LAND USAGE RIGHTS

According to the laws of the PRC, the government owns all of the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government. Accordingly, the Company paid in advance for land use rights. Prepaid land use rights are being amortized and recorded as lease expenses using the straight-line method over the use terms of the lease which is 20 to 50 years. The amortization expenses were $109,228 and $43,255 for the nine months ended September 30, 2008 and 2007, respectively.

11.           AMOUNTS DUE FROM (TO) RELATED PARTIES

As of September 30, 2008, the Company had no outstanding loans to related entities with common owners and directors. During the nine months ended September 30, 2008, Pacific erroneously paid RMB 34,848,000, or approximately $4,974,338 based on the average rate of the nine months ended September 30, 2008, to its former shareholders, the Company’s director Xiaoqing Yan and its CEO, Yongke Xue as the result of a dividend declaration by Pacific in February 2008 (See Note 14). Because the recipients of the money were no longer shareholders of Pacific, the transaction has been treated for accounting purposes as an interest free loan. As of September 30, 2008, the directors and other related parties had returned the monies they received (along with amounts loaned to related parties prior to January 1, 2008) in cash in the amount of $5,475,092.

During the nine months ended September 30, 2008, the related party loan and advances to Hede of RMB 48,929,272 were credited against the purchase price that the Company paid for Huludao on June 10, 2008. The Company also paid off approximately $149,486 of its loans payable to related parties in the nine months ended September 30, 2008. The indebtedness of the Company to related entities with common owners and directors as of December 31, 2007 totaled $4,970,427 as follows. The loans were unsecured and bear no interest. These loans had no fixed payment terms.

Name of Related Party to Whom Loans were Given	December 31, 2007	Relation
Mr. Andu Liu	$22,177	Former shareholder of Shaanxi Tianren
Mr. Ke Lu	$7,734	Manager of Shaanxi Tianren
Shaanxi Hede Investment Management Co., Ltd.	$4,490,173	Former shareholder of Shaanxi Tianren
Xi’an Hede Investment Consultation Company Limited	$101,286	The Managing Director of Xi’an Hede is one of the family members of Shaanxi Tianren
Shaanxi Xirui Group Co., Ltd.	$198,216	Shareholder of Xi’an Tianren
Yingkou Trusty Fruits Co., Ltd. (“Yingkou”)	$77,212	Hede is a shareholder of Yingkou
Shaanxi Fruits Processing Co., Ltd.	$73,629	Former Shaanxi Tianren
Total	$4,970,427

As of December 31, 2007, the indebtedness of the Company to its shareholders and related entities with common owners and directors was $143,366 as follows:

Name of Related Party from Whom Loans were Received	December 31, 2007	Relation
Mr. Guang Li	$(137)	Director of Shaanxi Tianren
Mr. Yongke Xue	$(32,308)	Former shareholder of Shaanxi Tianren
Ms. Yuan Cui	$(62,387)	Former shareholder of Shaanxi Tianren
Mr. Hongke Xue	$(48,397)	President of Shaanxi Tianren
Ms. Xiaoqin Yan	$(137)	Former shareholder of Shaanxi Tianren
Total	$(143,366)

12.           COMMON STOCK

As of September 30, 2008, the Company had 22,271,684 shares of Common Stock issued and outstanding and 3,448,480 shares of Series B Preferred Stock issued and outstanding. (2,000,000 shares of the Series B Preferred Stock deposited in the escrow account are not included). Assuming all five year warrants to purchase 7,000,000 shares of Common Stock with an exercise price of $3.00 per share are exercised and all shares of Series B Preferred Stock are converted, the total number of shares of Common Stock to be issued and outstanding will be 32,720,164.

In the first quarter of 2008, the Company issued 31,941 shares of Common Stock as part of the settlement with its prior Chief Executive Officer, Burr D. Northrop, 37,098 shares of Common Stock to Walker Street Associates and its prior director, Joseph I. Emas, respectively, for the professional services that they provided, and 59,060 shares of Common Stock to Grover Moss for the conversion of principal under the obligation of $398,000 with the Company.

On February 26, 2008, the Company issued to Barron Partners an aggregate of 615,147 shares of Series B Stock in exchange for the cancellation of all principal and accrued interest aggregating approximately $5,055,418 on certain promissory notes of the Company held by Barron. The shares issued to Barron Partners were not affected by the 1-for-328.72898 reverse split of our outstanding Common Stock which was effective on May 23, 2008.

In connection with the Share Exchange Transaction in February 2008, the Company designated 1,000,000 shares of Series A Convertible Preferred Stock out of its total authorized number of 10,000,000 shares of Preferred Stock, par value $0.001 per share. In the Mandatory Conversion, each holder of Series A Preferred Stock was entitled to receive twenty two and 62/10,000 (22.0062) shares of fully paid and non-assessable Common Stock for every one (1) share of Series A held. The Company also agreed to issue 2,833,333 shares of a newly designated Series B Convertible Preferred Stock of the Company, par value $0.001 per share and warrants to purchase 7,000,000 shares of the Company’s Common Stock. Upon effectiveness of the Reverse Split on May 23, 2008, all the outstanding shares of Series A Preferred Stock were immediately and automatically converted into 22,006,173 shares of Common Stock. Each share of Series B Preferred Stock will be convertible at any time into one share of Common Stock at the option of the holder. The Warrants are exercisable after the Reverse Split. The 2,833,333 shares of Series B Convertible Preferred Stock and 7,000,000 shares issuable upon exercise of such Warrants were not adjusted as a result of the Reverse Split.

13.           NOTE PAYABLE

In the nine months ended September 30, 2008, the Company paid off RMB 86,800,000, or approximately $12,390,167 of short-term loans payable, and transferred RMB 15,000,000, or approximately $2,141,157 based on the average exchange rate for the nine months ended September 30, 2008 from long-term loans payable to short-term loans payable, which will be due in September 2009. The Company also entered into eight new short-term loan agreements with some local banks in China. As of September 30, 2008, the balance of these short-term loans totaled RMB 65,000,000 (U.S. $9,573,042 based on the exchange rate on September 30, 2008), with an interest rate ranging from 5.28% to 9.83% per annum. These loans are due from January 2009 to September 2009.

14.           DIVIDEND PAYMENT

On February 4, 2008, before the Share Exchange Transaction, the Board of Directors of Xi’an Tianren declared a cash dividend of RMB 20,553,592, or $2,933,899 based on the average rate of nine months ended September 30, 2008, to its former shareholders. Since Shaanxi Tianren holds a 91.15% interest in Xi’an Tianren, RMB 18,734,599, (or $2,674,249) was paid to Shaanxi Tianren and RMB 1,818,993 (or $259,650) was paid to its minority interest holders. On the same date, the Board of Directors of Shaanxi Tianren declared a cash dividend of RMB 35,200,000 (or $5,024,584 based on the average exchange rate for the nine months ended September 30,  2008), to its shareholders. Since Pacific holds a 99% interest in Shaanxi Tianren, RMB 34,848,000 (or $4,974,338 based on the average exchange rate for the nine months ended September 30, 2008) was paid to Pacific and RMB 352,000 (or $50,246 based on the average exchange rate for the nine months ended September 30, 2008) was paid to its minority interest holders. The inter-company dividend was eliminated in the consolidated statement. The dividend paid to minority interest holders was RMB 2,170,993 (or $309,896 based on the average exchange rate for the nine months ended September 30, 2008).

In May 2008, Pacific erroneously paid RMB 34,848,000 (or $4,974,338 based on the average exchange rate for the nine months ended September 30, 2008) to its former shareholders as the result of a dividend declaration in February 2008. The monies were then returned to the Company in June 2008 (See Note 11).

15.           RELATED PARTY TRANSACTIONS

Yongke Xue, the Chairman of the Board, and Chief Executive Officer of the Company, owns 80% of the equity interest of Shaanxi Hede Investment Management Co., Ltd. (“Hede”), a PRC company. Xiaoqin Yan, a director of Shaanxi Tianren, owns the remaining 20% of Hede.

On May 31, 2007, Huludao Wonder was acquired by Hede at the fair market price of RMB 48,250,000, which was based on a third party valuation. At the time Hede acquired Huludao Wonder, both Hede and Shaanxi Tianren intended that Huludao Wonder would be sold to Shaanxi Tianren after a one-year holding period. The management of Shaanxi Tianren wanted an affiliate to run Huludao Wonder first to make sure there were no issues before it was conveyed to Shaanxi Tianren. Shaanxi Tianren participated significantly in the design of this purchase transaction, and the purchase price was agreed upon by the Board of Shaanxi Tianren. The purchase agreement under which Hede acquired Huludao Wonder required that installments of the purchase price be paid as follows: RMB 10,000,000 on June 10, 2007; RMB 20,000,000 before September 2007; and RMB 18,250,000 before March 31, 2008. Immediately following the acquisition, Hede leased to Shaanxi Tianren all of the assets and facilities of Huludao Wonder under a Lease Agreement dated June 2, 2007 between Hede and Shaanxi Tianren. The lease was for a term of one year from July 1, 2007 to June 30, 2008. The monthly rent under the lease was RMB 300,000 (approximately $44,183 based on the exchange rate of September 30, 2008). Upon execution of the lease, Hede was paid RMB 1.8 million, representing the first 6 months rent, and a refundable security deposit of RMB 1.2 million.

In January 2008, Shaanxi Tianren paid rental expense of RMB 11,038 (approximately $1,626 based on the exchange rate as of September 30, 2008) to the landlord of Hede’s office space on behalf of Hede.

In May 2008, Shaanxi Tianren paid to Hede an aggregate amount of RMB 1,500,000 (approximately $220,916 based on the exchange rate as of September 30, 2008) of rent for the period from January to May 2008 pursuant to the Huludao Wonder Lease. In the same month, Shaanxi Tianren assumed Hede’s obligation of RMB 18,000,000 (approximately $2,650,996 based on the exchange rate as of September 30, 2008) for the balance of the purchase price for Huludao Wonder).

On May 31, 2008, Shaanxi Tianren entered into a Stock Transfer Agreement with Hede. Under the terms of the Stock Transfer Agreement, Hede agreed to transfer all its stock ownership of Huludao Wonder to Shaanxi Tianren for a total price of RMB 48,250,000 (approximately $6,308,591 based on the exchange rate as of June 1, 2007). The sale was closed on June 10, 2008. As of May 31, 2008, Shaanxi Tianren had a related party receivable of RMB 48,928,272 from Hede, which was credited against the purchase price (so that Shaanxi Tianren did not pay any cash to Hede for the purchase) and the remaining balance of the loans and advances of RMB 679,272 (approximately $100,042 based on the exchange rate as of September 30, 2008) to Hede was repaid to the Company on June 11, 2008.

On February 26, 2008, simultaneously with the consummation of the Share Exchange Agreement and Stock Purchase Agreement described herein, pursuant to an oral agreement with the Company and Barron Partners, the Company issued an aggregate of 615,147 shares of Series B Preferred Stock to Barron in exchange for the cancellation of (a) all indebtedness of the Company to Barron Partners under certain outstanding convertible promissory notes issued to Barron Partners during the period from September 30, 2004 to February 2008 to evidence loans made by Barron Partners to the Company for working capital needs in the ordinary course of business, and (b) all liquidated damages payable to Barron Partners (including all amounts as well as any amounts which would become payable in the future as a result of continuing failures) as a result of the failure of the Company to have registered under the Securities Act of 1933, as amended (the “Securities Act”) for resale by Barron Partners the Common Stock of the Company issuable upon conversion of such convertible promissory notes under various registration rights agreements between the Company and Barron Partners entered into in connection with the foregoing loans.

As of the date of this prospectus, Barron Partners beneficially owns 10,159,265 shares of the Company’s Common Stock (approximately 31.3% of the Common Stock) and is a selling stockholder herein. The oral agreement with Barron Partners was approved by the Chief Executive Officer of the Company.

The total amount of principal and accrued interest under all convertible promissory notes which were cancelled aggregated approximately $1,735,286 and the total amount of accrued liquidated damages which were cancelled aggregated approximately $3,320,132. All of the convertible promissory notes bore interest at the rate of 8% per annum and were convertible into shares of Common Stock at a conversion rate of one share of Common Stock for every $8.21822 of principal converted. The registration rights agreements provided for liquidated damages to accrue at the rate of 36% per annum of the note principal in the event that the registration statements to register the underlying shares were not declared effective by the required deadline.

The number of shares of Series B Stock that were issued to Barron Partners pursuant to the agreement was determined by dividing the aggregate indebtedness cancelled ($5,055,418) by $8.1822 per share (which was the rate at which one share of Common Stock was issuable for principal under the convertible promissory notes). In lieu of issuing Common Stock, the Company and Barron Partners agreed that Barron Partners would be issued Series B Stock (which upon consummation of the Reverse Split became convertible into Common Stock on a share for share basis).

The issuance of the Series B Preferred Stock was accomplished in reliance upon Section 4 (2) of the Securities Act.

The Company is not obligated to register the resale of the 615,147 shares of Common Stock that are issuable upon conversion of the Series B Preferred Stock, and the resale of such shares is not covered by this prospectus.

16.           NEW LEASE AGREEMENT

On June 23, 2008, Shaanxi Tianren entered into a lease agreement for China office space. The lease has a term of one year, with a commencement date of July 1, 2008 and covers approximately 1,400 total rentable square meters. The annual rent is approximately $107,914. Our new address is 16F, National Development Bank Tower, No.2 Gaoxin 1st Road, Hi-Tech Industrial Zone, Xi’an, Shaanxi Province, PRC 710075. Our phone number is 011-86-29-88377001.

17.           OTHER ASSETS

Other assets as of September 30, 2008 included RMB 15,000,000 of deposits to purchase Yingkou Trusty Fruits Co., Ltd. (“Yingkou”). On June 1, 2008, Shaanxi Tianren entered into a memorandum agreement with Xi’an Dehao Investment Consultation Co. Ltd. (“Dehao”). Under the term of the agreement, Dehao agreed to transfer 100% of the ownership interest of Yingkou to Shaanxi Tianren. Shaanxi Tianren is required to make a refundable down payment of RMB 15,000,000, or approximately $2,209,164 based on the exchange rate of September 30, 2008, to Dehao as a deposit for the purchase. The acquisition is in the negotiating process with Dehao and also a third party market value evaluation is in process. The acquisition is targeted to be complete in the first quarter of fiscal 2009.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF SKYPEOPLE FRUIT JUICE, INC
FOR THE YEARS ENDED DECEMBER 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors

SkyPeople Fruit Juice, Inc.

We have audited the consolidated balance sheets of SkyPeople Fruit Juice, Inc. (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows for the years ended December 31, 2007 and 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SkyPeople Fruit Juice, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years ended December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Child, Van Wagoner & Bradshaw, PLLC

Child, Van Wagoner & Bradshaw, PLLC

Salt Lake City, Utah

May 15, 2008

SKYPEOPLE FRUIT JUICE, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
ASSETS	2007	2006

CURRENT ASSETS
Cash and equivalents	$4,094,238	$2,135,173
Accounts receivable, net of allowance for doubtful accounts of $0 and $423	9,153,687	5,151,634
Other receivables	55,737	22,429
Inventories, net	4,460,149	765,711
Prepaid expenses and other current assets	101,628	173,943
Total current assets	17,865,439	8,248,890

RELATED PARTY RECEIVABLE	4,970,427	419,523
PROPERTY, PLANT AND EQUIPMENT, Net	17,564,147	10,081,975
LAND USAGE RIGHTS (Note 4)	6,138,297	2,671,660
OTHER ASSETS	71,818	—
TOTAL ASSETS	$46,610,128	$21,422,048

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$2,997,740	$631,019
Accrued expenses	339,818	200,647
Related party payable	143,366	1,950,892
VAT Tax payable (Note 8)	114,909	1,583,884
Other payable	217,759	42,562
Advances from customers	708,291	—
Current portion of notes payable	6,406,922	—
Total current liabilities	10,928,805	4,409,004

NOTE PAYABLE, net of current portion	2,053,501
MINORITY INTEREST	1,073,364	712,863
MINORITY INTEREST-Variable Interest Entity (V.I.E.)	6,308,591
STOCKHOLDERS’ EQUITY
Common Stock, $0.01 par value; 100,000,000 shares authorized 22,006,173 shares issued and outstanding	220,062	220,062
Additional paid in capital	10,682,755	10,682,755
Retained earnings	12,458,632	4,862,229
Accumulated other comprehensive income	2,884,418	535,135
Total stockholders’ equity	26,245,867	16,300,181
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$46,610,128	$21,422,048

See accompanying notes to consolidated financial statements.

SKYPEOPLE FRUIT JUICE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Year Ended December 31,
	2007	2006
Revenue	$29,361,941	$17,427,204
Cost of Sales	18,467,045	10,105,327
Gross Margin	10,894,896	7,321,877

Operating Expenses
General and administrative expenses	1,189,637	405,253
Selling expenses	686,819	664,717
Total operating expenses	1,876,456	1,069,970

Income from Operations	9,018,440	6,251,907

Other Income (Expenses)
Interest Income	18,295	14,365
Subsidy Income	500,468	—
Other Income (expenses)	(70,622)	(79,616)
Interest expense	(400,517)	(62,147)
Total other income (expense)	47,624	(127,398)
Income Before Income Tax	9,066,064	6,124,509
Income Tax Provision	1,109,160	2,035,675
Income Before Minority Interest	7,956,904	4,088,834

Minority interest	360,501	243,564

Net Income	$7,596,403	$3,845,270

Earnings Per Share:
Basic earnings per share	$0.35	$0.17
Diluted earnings per share	$0.35	$0.17

Weighted Average Shares Outstanding
Basic	22,006,173	22,006,173
Diluted	22,006.173	22,006,173

Comprehensive Income
Net income	$7,596,403	$3,845,270
Foreign currency translation adjustment	2,349,283	394,668
Comprehensive Income	$9,945,686	$4,239,938

See accompanying notes to consolidated financial statements.

SKYPEOPLE FRUIT JUICE, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock Shares	Common Stock	Additional Paid in Capital	Retained Earnings	Other Comprehensive Income	Total
Balance December 31, 2005	22,006,173	$220,062	$4,400,164	$1,016,959	$140,467	$5,777,652
Net income	—	—	6,282,591	3,845,270	—	10,127,861

Foreign currency translation adjustment	—	—	—	—	394,668	394,668

Balance December 31, 2006	22,006,173	$220,062	$10,682,755	$4,862,229	$535,135	$16,300,181
Net income	—	—	—	7,596,403	—	7,596,403
Foreign currency translation adjustment	—	—	—	—	$2,349,283	$2,349,283

Balance December 31, 2007	22,006,173	$220,062	$10,682,755	$12,458,632	$2,884,418	$26,245,867

See accompanying notes to consolidated financial statements.

SKYPEOPLE FRUIT JUICE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31, 2007	December 31, 2006
Cash Flow from Operating Activities
Net income	$7,596,403	$3,845,270
Adjustments to reconcile net income to net cash flow provided by operating activities
Depreciation and amortization	1,454,746	1,540,474
Minority interest	360,501	243,564
Changes in operating assets and liabilities
Accounts receivable	(1,101,307)	(3,617,366)
Other receivables	(1,369)	(11,693)
Advance to suppliers	(164,389)	18,970
Inventories	(3,439,851)	600,876
Accounts payable	2,100,393	(1,736,923)
Other payables	63,282	11,788
Accrued expenses	120,387	63,320
Taxes payable or receivable	(1,516,106)	1,243,543
Advances from customers	680,388	(84,229)
Net cash provided by operating activities	6,153,078	2,117,594
Cash Flows from Investing Activities
Purchase of Xi’an Tianren, net of cash acquired	—	(4,213,662)
Cash from consolidation of variable interest entity	7,611	—
Additions to property, plant and equipment	(53,328)	(723,255)
Loan advanced to related parties	(4,316,165)	(143,753)
Net cash used in investing activities	(4,361,882)	(5,080,670)
Cash Flow from Financing Activities
Capital contribution from stockholders	—	6,271,558
Repayment of short-term loan	—	(1,131,452)
Proceeds from short-term loans	1,814,795	—
Prepayments of related party loan	(1,865,649)	—
Advanced from related party	—	28,524
Payment of dividends	—	(714,958)
Net cash provided by (used in) financing activities	(50,854)	4,453,672
Effect of Changes in Exchange Rate	218,723	51,132
NET INCREASE IN CASH	1,959,065	1,541,728
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,135,173	593,445
CASH AND CASH EQUIVALENTS, END OF YEAR	$4,094,238	$2,135,173
Supplemental disclosures of cash flow information:
Cash paid for interest	$400,517	$62,147
Cash paid for income taxes	$2,018,534	$791,020

See accompanying notes to consolidated financial statements.

SKYPEOPLE FRUIT JUICE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.           CORPORATE INFORMATION

SkyPeople Fruit Juice, Inc., (“SkyPeople” or the “Company”), formerly Entech Environmental Technologies, Inc. (“Entech”), was formed in June 1998 under the laws of the State of Florida. From July 2007 until February 26, 2008, our operations consisted solely of identifying and completing a business combination with an operating company and compliance with our reporting obligations under federal securities laws.

Between February 22, 2008 and February 25, 2008, we entered into a series of transactions whereby we acquired 100% of the ownership interest in Pacific Industry Holding Group Co., Ltd. (“Pacific”) from a share exchange transaction and raised $3,400,000 gross proceeds from certain accredited investors in a private placement transaction. As a result of the consummation of these transactions, Pacific is now a wholly owned subsidiary of the Company.

Pacific was incorporated under the laws of the Republic of Vanuatu on November 30, 2006. Pacific’s only business is acting as a holding company for Shaanxi Tianren Organic Food Co., Ltd. (“Shaanxi Tianren”), a company organized under the laws of the People’s Republic of China (“PRC”), in which Pacific holds a 99% ownership interest.

This share exchange transaction resulted in Pacific obtaining a majority voting and control interest in the Company. Generally accepted accounting principles require that the company whose stockholders retain the majority controlling interest in a combined business be treated as the acquirer for accounting purposes, resulting in a reverse acquisition with Pacific as the accounting acquirer and SkyPeople as the acquired party. Accordingly, the share exchange transaction has been accounted for as a recapitalization of the Company. The equity section of the accompanying financial statements have been restated to reflect the recapitalization of the Company due to the reverse acquisition as of the first day of the first period presented. All references to Common Stock of Pacific Common Stock have been restated to reflect the equivalent numbers of SkyPeople equivalent shares.

Shaanxi Tianren was incorporated on August 8, 2001 in the People’s Republic of China (“PRC”) located in Xi’an High-Tech Industrial Development Zone. The Company is principally engaged in developing, manufacturing and selling mostly concentrated pear and apple juice, juice-vinegar concentrate, beverage, agricultural products and packing supplies in the People’s Republic of China.

Xi’an Tianren Modern Organic Company, Ltd. (“Xi’an Tianren”), former name Xi’an Jiaoda Qinmei Modern Food Company Ltd., was incorporated on December 22, 2002 in the People’s Republic of China (“PRC”). The Company is principally engaged in developing, manufacturing and selling mostly concentrated kiwifruit and peach juice and organic agricultural fruit supplies in the People’s Republic of China.

On May 27, 2006, Shaanxi Tianren purchased 91.15% of Xi’an Tianren’s ownership interest for a purchase price in the amount of RMB 36,460,000 (or approximately U.S. $4,573,221). The acquisition was accounted for using the purchase method, and the financial statements of Shaanxi Tianren and Xi’an Tianren have been consolidated on the purchase date and forward.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statements

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). This basis differs from that used in the statutory accounts of our subsidiaries in China, which were prepared in accordance with the accounting principles and relevant financial regulations applicable to enterprises in the PRC. All necessary adjustments have been made to present the financial statements in accordance with U.S. GAAP.

Consolidation

The accompanying condensed consolidated financial statements include the accounts of Pacific, Shaanxi Tianren, Xi’an Tianren, and its variable interest entity, namely Huludao Wonder Fruit Co., Ltd. (“Huludao Wonder”) under the common control of Shaanxi Hede Investment Management Co., Ltd. (“Hede”). All material inter-company accounts and transactions have been eliminated in consolidation.

On January 17, 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46: Consolidation of Variable Interest Entities (“V.I.E.”), an interpretation of ARB 51 (“FIN 46”), which was superseded by a revised interpretation (“FIN 46R”). FIN 46R requires the primary beneficiary of the variable interest entity to consolidate its financial results with the variable interest entity. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both. The Company has evaluated our relationship with Huludao Wonder and has concluded that Huludao Wonder is a variable interest entity for accounting purposes.

Yongke Xue, the Chairman of the Board and Chief Executive Officer of the Company, owns 80% of the equity interest of Hede, and Xiaoqin Yan, a director of Shaanxi Tianren, owns the remaining 20% of Hede. Hede leases to Shaanxi Tianren all of the assets and facilities of Huludao Wonder under a Lease Agreement dated June 2, 2007 between Hede and Shaanxi Tianren. The lease is for a term of one year from July 1, 2007 to June 30, 2008. The monthly rent under the lease is RMB 300,000 (approximately $41,070 according to the exchange rate as of December 31, 2007). In 2007, Shaanxi Tianren loaned to Hede an aggregate of RMB 27 million (approximately $3,696,301) interest-free loan pursuant to a Loan Agreement entered into by the parties on June 5, 2007. The loan was made to enable Hede to purchase Huludao Wonder. The loan is due on August 1, 2008.

The contractual agreement with Hede was in effect on June 1, 2007. As a result of the contractual arrangements, Shaanxi Tianren become the primary beneficiary of Huludao Wonder. Accordingly, the Company adopted the provisions of FIN 46R and consolidated the financial results of Huludao Wonder from June 1, 2007.

The Company accounted for the purchase as a reorganization of entities under common control to consolidate Huludao Wonder with the assets and liabilities recorded at their carrying values on the books of Hede.  The book value of the consolidated net assets of Huludao Wonder was RMB 48,250,000 (approximately $6,308,591 based on the exchange rate of June 1, 2007).

The following table summarizes the book value of Huludao Wonder’s assets and liabilities as of June 1, 2007:

ASSETS
Cash	$7,567
Accounts receivable, net	2,387,711
Other receivables	29,244
Inventory	57,948
Fixed assets	6,934,219
Intangible asset	3,262,566
Other assets	27,486
TOTAL ASSETS	$12,706,741

LIABILITIES
Accounts payable	$20,642
Other payables	101,603
Loans payable	6,275,905
TOTAL LIABILITIES	$6,398,150

NET ASSETS (Minority Interest-V.I.E.)	$6,308,591

Economic and Political Risks

The Company faces a number of risks and challenges as a result of having primary operations and marketing in the PRC. Changing political climates in the PRC could have a significant effect on the Company’s business.

Control by Principal Stockholders

The directors, executive officers and their affiliates or related parties own, beneficially and in the aggregate, the majority of the voting power of the outstanding shares of the Common Stock of the Company. Accordingly, the directors, executive officers and their affiliates, if they voted their shares uniformly, would have the ability to control the approval of most corporate actions, including increasing the authorized capital stock of the Company and the dissolution, merger or sale of the Company’s assets.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents include cash on hand and demand deposits held by banks. Deposits held in financial institutions in the PRC are not insured by any government entity or agency.

Accounting for the Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technological or other industrial changes. The determination of recoverability of assets to be held and used is made by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets.

SKYPEOPLE FRUIT JUICE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. During the reporting periods there was no impairment loss.

Earnings Per Share

Basic earnings per Common Stock (“EPS”) are calculated by dividing net income available to common stockholders by the weighted average number of Common Stock outstanding during the period. Our Series A Convertible Preferred Stock is a participating security. Consequently, the two-class method of income allocation is used in determining net income available to common stockholders.

Diluted EPS is calculated by using the treasury stock method, assuming conversion of all potentially dilutive securities, such as stock options and warrants. Under this method, (i) exercise of options and warrants is assumed at the beginning of the period and shares of Common Stock are assumed to be issued, (ii) the proceeds from exercise are assumed to be used to purchase Common Stock at the average market price during the period, and (iii) the incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted EPS computation. The numerators and denominators used in the computations of basic and diluted EPS are presented in the following table.
	Year ended December 31,
	2007	2006
NUMERATOR FOR BASIC AND DILUTED EPS
Net income (numerator for Diluted EPS)	$7,596,403	$3,845,270
Net income allocated to Preferred Stock	—	—
Net income to common stockholders (Basic)	$7,596,403	$3,845,270

DENOMINATORS FOR BASIC AND DILUTED EPS
Common Stock outstanding	22,006,173	22,006,173

DENOMINATOR FOR BASIC EPS
Add: Weighted average preferred as if converted	—	—

DENOMINATOR FOR DILUTED EPS	22,006,173	22,006,173

EPS – Basic	$0.35	$0.17
EPS – Diluted	$0.35	$0.17

Shipping and Handling Costs

Shipping and handling amounts billed to customers in related sales transactions are included in sales revenues. The shipping and handling expenses of $625,416 and $491,519 for 2007 and 2006, respectively, are reported in the Consolidated Statement of Income as a component of selling expenses.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income represents foreign currency translation adjustments.

SKYPEOPLE FRUIT JUICE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Trade Accounts Receivable

During the normal course of business, we extend unsecured credit to our customers. Accounts receivable and other receivables are recognized and carried at the original invoice amount less an allowance for any uncollectible amount. Allowance is made when collection of the full amount is no longer probable. Management reviews and adjusts this allowance periodically based on historical experience, the current economic climate, as well as its evaluation of the collectability of outstanding accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to management, the Company believed that its allowance for doubtful accounts was adequate as of December 31, 2007. The Company evaluates the credit risks of its customers utilizing historical data and estimates of future performance.

Inventories

Inventories consist primarily of raw materials and packaging (which include ingredients and supplies) and finished goods (which includes finished juice in our bottling and canning operations). Inventories are valued at the lower of cost or market. We determine cost on the basis of the average cost or first-in, first-out methods.

Inventories consisted of:
	December 31, 2007	December 31, 2006
Raw materials and packaging	$255,936	$438,414
Finished goods	4,204,213	327,297
Inventories	$4,460,149	$765,711

Intangible Assets

The Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), effective January 1, 2002. Under SFAS 142, goodwill and indefinite lived intangible assets are not amortized, but are reviewed annually for impairment, or more frequently, if indications of possible impairment exist. The Company has no indefinite lived intangible assets.

Revenue Recognition

We recognize revenue upon meeting the recognition requirements of Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition. Revenue from sales of the Company’s products is recognized upon shipment or delivery to its distributors or end users, depending upon the terms of the sales order, provided that persuasive evidence of a sales arrangement exists, title and risk of loss have transferred to the customer, the sales amount is fixed and determinable and collection of the revenue is reasonably assured. More than 70% of our products are exported either through distributors or to end users. Of this amount, 80% of the revenue is exported through distributors. Our general sales agreement requires the distributors to pay us after we deliver the products to them, which is not contingent on resale to end customers. Our credit terms for distributors with good credit history are from 30 days to 90 days. For new customers, we usually require 100% advance payment for direct export sales. Customer advances are recorded as unearned revenue, which is a current liability. Our payment terms with distributors are not determined by the distributor’s resale to the end customer. According to our past collection history, the bad debt rate of our accounts receivables is less than 0.5%. The problem of quality hardly occurred during production, storage and transportation due to our maintaining strict standards during the entire process. Historically, we have not had any products returned. Accordingly, no provision has been made for returnable goods. We are not required to rebate or credit a portion of the original fee if we subsequently reduce the price of our product and the distributor still has right with respect to that product.

SKYPEOPLE FRUIT JUICE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Advertising and Promotional Expense

Advertising and promotional costs are expensed as incurred. The Company incurred $12,945, and $5,431 in advertising and promotional costs for the years ended December 31, 2007 and 2006, respectively.

Estimates

The preparation of financial statements in conformity with United States’ Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. The significant areas requiring the use of management estimates include the provisions for doubtful accounts receivable, useful life of fixed assets and valuation of deferred taxes. Although these estimates are based on management’s knowledge of current events and actions management may undertake in the future, actual results may ultimately differ from those estimates.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the useful lives of the assets. Major renewals and betterments are capitalized and depreciated; maintenance and repairs that do not extend the life of the respective assets are charged to expense as incurred. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in income. Depreciation related to property and equipment used in production is reported in cost of sales. Property and equipment are depreciated over their estimated useful lives as follows:

Buildings	20-30 years
Machinery and equipment	10 years
Furniture and office equipment	5 years
Motor vehicles	5 years

	December 31, 2007	December 31, 2006
Machinery and equipment	$13,672,861	$8,386,700
Furniture and office equipment	200,266	57,006
Motor vehicles	193,899	155,769
Buildings	6,489,513	2,990,250
Subtotal	20,556,539	11,589,725
Less: accumulated depreciation	(2,992,392)	(1,507,750)
Net property and equipment	$17,564,147	$10,081,975

Depreciation expense included in general and administration expenses for the years ended December 31, 2007 and 2006 was $188,100 and $162,123, respectively. Depreciation expense included in cost of sales for the years ended December 31, 2007 and 2006 was $1,138,102 and $1,314,552, respectively.

Long-term assets of the Company are reviewed annually to assess whether the carrying value has become impaired according to the guidelines established in Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. No impairment of assets was recorded in the periods reported.

SKYPEOPLE FRUIT JUICE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Foreign Currency and Comprehensive Income

The accompanying financial statements are presented in U.S. dollars. The functional currency is the renminbi (“RMB”) of the PRC. The financial statements are translated into U.S. dollars from RMB at year-end exchange rates for assets and liabilities, and weighted average exchange rates for revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

On July 21, 2005, the PRC changed its foreign currency exchange policy from a fixed RMB/USD exchange rate into a flexible rate under the control of the PRC’s government. We use the closing rate method in currency translation of the financial statements of the Company. RMB is not freely convertible into the currency of other nations. All such exchange transactions must take place through authorized institutions. There is no guarantee the RMB amounts could have been, or could be, converted into U.S. dollars at rates used in translation.

Taxes

Income tax expense is based on reported income before income taxes. Deferred income taxes reflect the effect of temporary differences between assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes. In accordance with Statement of Financial Accounting Standards (“SFAS”) No.109, Accounting for Income Taxes, these deferred taxes are measured by applying currently enacted tax laws.

The Company has implemented SFAS No.109, Accounting for Income Taxes, which provides for a liability approach to accounting for income taxes. Deferred income taxes result from the effect of transactions that are recognized in different periods for financial and tax reporting purposes. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of FIN 48.

Restrictions on Transfer of Assets Out of the PRC

Dividend payments by Shaanxi Tianren and its subsidiaries are limited by certain statutory regulations in the PRC. No dividends may be paid by Shaanxi Tianren without first receiving prior approval from the Foreign Currency Exchange Management Bureau. Dividend payments are restricted to 85% of profits, after tax.

Minority Interest in Subsidiaries

Minority interest represents the minority stockholders’ proportionate share of 1% of the equity of Shaanxi Tianren and 8.85% of the equity of Xi’an Tianren.

FIN 46R requires the primary beneficiary of the variable interest entity to consolidate its financial results with the variable interest entity. SkyPeople has evaluated its relationship with Huludao Wonder and has concluded that Huludao Wonder is a variable interest entity for accounting purposes.

New Accounting Pronouncements

In March 2008, The Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company has not completed its evaluation of the potential impact, if any, of the adoption of SFAS No. 161 on its consolidated financial position, results of operations and cash flows.

SKYPEOPLE FRUIT JUICE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In December 2007, the SEC published Staff Accounting Bulletin (“SAB”) No. 110, which amends SAB No. 107 by extending the usage of a “simplified” method, as discussed in SAB No. 107, in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS No. 123 (revised 2004), Share-Based Payment. In particular, the SEC indicated in SAB 107 that it will accept a company’s election to use the simplified method, regardless of whether the company has sufficient information to make more refined estimates of expected terms. The Company does not expect that the adoption of this EITF will have a material impact on its consolidated results of operations or financial position.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations, (“SFAS No. 141(R)”), and SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS No. 160”). These new standards are the U.S. GAAP outcome of a joint project with the International Accounting Standards Board (“IASB”). SFAS No. 141(R) and SFAS No. 160 introduce significant changes in the accounting for and reporting of business acquisitions and non-controlling interests in a subsidiary. SFAS No. 141(R) and SFAS No. 160 continue the movement toward the greater use of fair values in financial reporting and increased transparency through expanded disclosures. SFAS No. 141(R) changes how business acquisitions are accounted for and will impact financial statements at the acquisition date and in subsequent periods. SFAS No. 160 requires non-controlling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. SFAS No. 141(R) and SFAS No. 160 are effective for our fiscal 2009. The Company believes the adoption of SFAS No. 141(R) and SFAS No. 160 will have an impact on the accounting for future acquisitions.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS No. 159. SFAS No. 159 permits, but does not require, entities to choose to measure eligible items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided that a company also elects to apply the provisions of SFAS No. 157, Fair Value Measurements. Management is in the process of assessing if this statement will have a material impact on the Company’s financial statements once adopted.

3.           INCOME TAX

Prior to 2007, the Company was subject to a 33% income tax rate by the PRC. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of FIN 48. Shaanxi Tianren was awarded the status of a nationally recognized High and New Technology Enterprise in December 2006, which entitled Shaanxi Tianren to tax-free treatment for two years starting from 2007, and thereafter reduced income taxes at 50% of its regular income tax rate then effective from 2009 to 2010. In December 2007, the tax rate of Xi’an Tianren was reduced from 33% to 25%, effective beginning January 2008.

The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of FIN 48. The current year tax was $1,109,160 and $2,035,675 for fiscal year 2007, and 2006, respectively. The Company has recorded no deferred tax assets or liabilities as of December 31, 2007 and 2006, since nearly all differences in tax basis and financial statement carrying values are permanent differences.
Income Tax Expenses	December 31, 2007	December 31, 2006
Current	$1,109,106	$2,035,675
Deferred	—	—
Total	$1,109,106	$2,035,675

SKYPEOPLE FRUIT JUICE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.           LAND USAGE RIGHTS

According to the laws of the PRC, the government owns all of the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government. Accordingly, the Company paid in advance for land use rights. Prepaid land use rights are being amortized and recorded as lease expenses using the straight-line method over the use terms of the lease, which is 20 to 50 years. The amortization expenses were $128,544 and $63,799 for fiscal year 2007 and 2006, respectively.

5.           RELATED PARTIES RECEIVABLES

During the year, the Company had some outstanding loans to related entities with common owners and directors. The loans are unsecured and bear no interest. These loans have no fixed payment terms. The loans balance at December 31, 2007 and 2006 totaled $4,970,427 and $419,523, respectively.

Name of Related Party to Whom Loans were Given	December 31, 2007	Relation
Mr. Andu Liu	$22,177	Former Shareholder of Shaanxi Tianren

Mr. Ke Lu	$7,734	Manager of Shaanxi Tianren

Shaanxi Hede Investment Management Co., Ltd. (“Hede”)	$4,490,173	Former shareholder of Shaanxi Tianren

Xi’an Hede Investment Consultation Co., Ltd.	$101,286	The Managing Director of Xi’an Hede is one of the family members of the Chairman of Shaanxi Tianren

Shaanxi Xirui Group Co., Ltd.	$198,216	Shareholder of Xi’an Tianren

Yingkou Trusty Fruits Co., Ltd. (“Yingkou”)	$77,212	Hede is one of the shareholders of Yingkou

Shaanxi Fruits Processing Co., Ltd.	$73,629	Former shareholder of Shaanxi Tianren

Total Loan to Related Parties	$4,970,427

Name of Related Party to Whom Loans were Given	December 31, 2006	Relation
Ms. Yao Li	$6,403	Former Shareholder of Shaanxi Tianren

Shaanxi Hede Investment Management Co., Ltd.	$174,149	Former Shareholder of Shaanxi Tianren

Xi’an Qinmei Food Co., Ltd. (“Xi’an Qinmei”)	$238,971	Shareholder of Xi’an Tianren

Total Loan (from) Related Parties	$419,523

SKYPEOPLE FRUIT JUICE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.           RELATED PARTY PAYABLES

The Company has the outstanding borrowing from its shareholders and related entities with common owners and directors which amounted to $143,366 and $1,950,892 as of December 31, 2007 and 2006, respectively. These loans bear no interest and have no fixed payment terms.

Name of Related Party from Whom Loans were Received	December 31, 2007	Relation

Mr. Guang Li	$(137)	Director of Shaanxi Tianren
Mr. Yongke Xue	$(32,308)	Former Shareholder of Shaanxi Tianren
Ms. Yuan Cui	$(62,387)	Former Shareholder of Shaanxi Tianren
Mr. Hongke Xue	$(48,397)	President of Shaanxi Tianren
Ms. Xiaoqin Yan	$(137)	Director of the Company

Total	$(143,366)

Name of Related Party from Whom Loans were Received	December 31, 2006	Relation

Mr. Hongke Xue	$(1,233)	President of Shaanxi Tianren
Ms. Yuan Cui	$(135,197)	Former Shareholder of Shaanxi Tianren
Mr. Yongke Xue	$(30,223)	Former Shareholder of Shaanxi Tianren
Xi’an Hede Investment Consultation Co., Ltd.	$(1,464,108)	The Managing Director of Xi’an Hede is one of the family members of the Chairman of Shaanxi Tianren
Mr. Andu Liu,	$(25,589)	Shareholder of Xi’an Tianren
Shaanxi Xirui Group Co., Ltd.	$(230,512)	Shareholder of Xi’an Tianren
Mr. Xiujun Wang	$(64,030)	Shareholder of Xi’an Tianren

Total	$(1,950,892)

7.           LOANS PAYABLE

During 2007, the Company borrowed a short-term loan from a bank in the amount of RMB 54,000,000 ($7,392,602 based on the exchange rate as of December 31, 2007) with an interest rate ranging from 5.40% to 9.48% per annum due from January 2008 to September 2008. During December 2007, a short-tem loan of RMB 720,000 ($985,680) was paid off. At December 31, 2007, the short -term loan balance was $6,406,922.

During 2007, the Company borrowed a long-term loan from a bank in the amount of RMB 15,000,000 ($2,053,501 based on the exchange rate of December 31, 2007) at the bank’s prime rate of 9.49% plus a floating rate per annum. The loan has a term of two years from the date of draw down. The principal of RMB 10,000,000 ($1,369,000) is due on July 10, 2009, and the balance of RMB 5,000,000 ($684,501) is due on September 20, 2009. At December 31, 2007, the long-term loan balance was $2,053,501.

SKYPEOPLE FRUIT JUICE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.           VALUE ADDED TAX

On December 13, 1993, The State Council of China promulgated The Provisional Regulation of the People’s Republic of China on Value Added Tax, which was put into effect on January 1, 1994 and is currently effective in China. According to The Provisional Regulation of the PRC on Value-Added Tax (“VAT”), VAT should be paid by enterprises or individuals who sell merchandise, provide processing, repairing, or assembling services, or import goods within the territory of the People’s Republic of China on the added value derived from their production, sales of merchandise, industrial repairing or assembling services. Exports from China are not subject to value added tax. The VAT tax rate for the Company is 17%. At December 31, 2007 and 2006, unpaid taxes payable amounted to $114,909 and $1,583,884, respectively.

9.           ACCQUISITION OF XI’AN TIANREN

The acquisition of the equity interest in Xi’an Tianren was effective on May 26, 2006 after the agreement was signed and consideration paid. The purchase price of RMB 36,460,000 (U.S. $4,573,221) was determined by the parties based upon the market value of the assets and business potential of Xi’an Tianren.

The fair value of the Xi’an Tianren assets and liabilities at the date of acquisition are presented below:

Cash	$359,559
Accounts receivable	1,147,265
Inventories	101,945
Advances to suppliers	162,618
Other receivables	3,484
Related party receivables	260,879
Property, plant and equipment	3,634,559
Prepaid land leases	1,293,966
Accounts payable	(344,382)
Accrued payroll and welfare	(51,983)
Related party payables	(1,549,051)
Other payables	(1,612)
Net assets acquired	5,017,247
Less minority interest	(444,026)
Purchase price	4,573,221
Less cash acquired	(359,559)
Net cash paid	$4,213,662

The following pro forma information is presented on a consolidated basis as if the acquisition took place at the beginning of the period presented.
Year ended December 31,
2006
Revenues	$19,793,060
Income before extraordinary items and the cumulative effect of accounting changes	$4,310,695
Net income	$4,310,695
Earnings per share	N/A

SKYPEOPLE FRUIT JUICE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10.           CONTINGENCIES

The Company has not, historically, carried any property or casualty insurance and has never incurred property damage or incurred casualty losses. Management feels the chances of such an obligation arising are remote. Accordingly, no amounts have been accrued for any liability that could arise from a lack of insurance.

Deposits in banks in the PRC are not insured by any government entity or agency, and are consequently exposed to risk of loss. Management believes the probability of a bank failure, causing loss to the Company, is remote.

11.           CONCENTRATIONS, RISKS AND UNCERTAINTIES

The Company has the following concentrations of business with one customer constituting greater than 10% of the Company’s revenue:

	For years ended December 31,
Major Customer	2007	2006
China National Electronic Import and Export Shaanxi Co., Ltd.	N/A	14%
Shaanxi Jiedong Trade Company, Ltd.	N/A	16%
Yunnan Machinery Import and Export Company, Ltd.	N/A	12%
Hebei Rifong Food Company	N/A	N/A

The Company has not experienced any significant difficulty in collecting its accounts receivable in the past and is not aware of any financial difficulties being experienced by its major customers. There was bad debt expense of $0 and $424 during the years ended December 31, 2007 and 2006, respectively.

The Company has the following concentrations of business with two vendors constituting greater than 10% of the Company’s purchases:

	For years ended December 31,
Major Vendors	2007	2006
Shaanxi Longchang Steel Drum Production Co., Ltd.	N/A	13%

Xi'an Steel Drum Production Factory of Shaanxi Haomai Industry and Trade Co., Ltd.	N/A	13%

12.           RELATED PARTY TRANSACTIONS

During the year ended December 31, 2006, the Company made sales of $109,910 to Xi’an Qinmei Food Co., Ltd., which is an 8.85% shareholder of Xi’an, and purchased a car for $30,008 from Yongke Xue, the CEO and Chairman of the Company. The sales were made at the same prices and on other terms no less favorable to the Company than it could obtain in arms length transactions.

During the year ended December 31, 2007, the Company made a loan of $198,216 to Shaanxi Xirui Group Co. Ltd., which is a shareholder of former Xi’an Tianren.

SKYPEOPLE FRUIT JUICE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Yongke Xue, the Chairman of the Board, and Chief Executive Officer of the Company, owns 80% of the equity interest of Shaanxi Hede Investment Management Co., Ltd. (“Hede”), a PRC company. Xiaoqin Yan, a director of Shaanxi Tianren, owns the remaining 20% of Hede.

On May 31, 2007, Huludao Wonder was acquired by Hede at the fair market price of RMB 48,250,000, which was based on a third party valuation. At the time Hede acquired Huludao Wonder, both Hede and Shaanxi Tianren intended that Huludao Wonder would be sold to Shaanxi Tianren after a one year holding period. The management of Shaanxi Tianren wanted an affiliate to run Huludao Wonder first to make sure there were no issues before it was conveyed to Shaanxi Tianren. Shaanxi Tianren participated significantly in the design of this purchase transaction, and the purchase price was agreed upon by the Board of Shaanxi Tianren. The purchase agreement under which Hede acquired Huludao Wonder required that installments of the purchase price be paid as follows: RMB 10,000,000 on June 10, 2007; RMB 20,000,000 before September 2007; and RMB 18,250,000 before March 31, 2008. Immediately following the acquisition, Hede leased to Shaanxi Tianren all of the assets and facilities of Huludao Wonder under a Lease Agreement dated June 2, 2007 between Hede and Shaanxi Tianren (the “Huludao Lease”). The Huludao Lease was for a term of one year from July 1, 2007 to June 30, 2008. The monthly rent under the Huludao Lease was RMB 300,000 (approximately $42,367). Upon execution of the lease, Hede was paid RMB 1.8 million, representing the first 6 months rent, and a refundable security deposit of RMB 1.2 million.

On June 6, 2007 Shaanxi Tianren loaned to Hede RMB 7 million (approximately $958,300 based on the exchange rate as of December 31, 2007) pursuant to a Loan Agreement entered into by the parties on June 5, 2007. The entire principal of the loan was due on June 5, 2008. The proceeds of such loan (as well an aggregate of RMB 3,000,000 received as a prepayment of rent and a security deposit on the Huludao Lease) were used by Hede to pay a portion of the purchase price for its acquisition of Huludao Wonder.

On August 1, 2007 Shaanxi Tianren loaned to Hede RMB 20 million (approximately $2,738,001 based on the exchange rate as of December 31, 2007) pursuant to a Loan Agreement entered into by the parties on such date. The loan was due on August 1, 2008. The loan agreement provides that no interest shall accrue on the outstanding amount of the loan, but if Hede does not pay the outstanding loan when due, then it shall be required to pay in addition to the principal of the loan liquidated damages at the rate of 2% of the loan amount per day. Before August 27, 2007, the total amount of RMB 20 million in cash was transferred to Hede.

In December 2007, Shaanxi Tianren made additional advances aggregating RMB 4,544,043 (approximately $622,800 based on the exchange rate as of December 31, 2007) to Hede. These advances are unsecured and bear no interest. These advances also have no fixed payment terms. The proceeds from these loan advances were transferred to Huludao Wonder directly on behalf of Hede for the purchase price of Huludao Wonder.

13.           MINORITY INTEREST-VARIABLE INTEREST ENTITY

On June 2, 2007, Shaanxi Tianren entered into a lease agreement with Hede pursuant to which Shaanxi Tianren, for a term of one year and for a monthly lease payment of RMB300,000, leased all the assets and operating facilities of Huludao Wonder, which is wholly-owned by Hede. This lease arrangement resulted in the combination of Huludao Wonder’s operating results with those of Shaanxi Tianren as of June 1, 2007 and forward.

FIN 46R requires the primary beneficiary of the variable interest entity to consolidate its financial results with the variable interest entity. SkyPeople has evaluated its relationship with Huludao Wonder and has concluded that Huludao Wonder is a variable interest entity for accounting purposes.

SKYPEOPLE FRUIT JUICE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Pro Forma Financial Information

The following pro forma information is presented on a consolidated basis as if the acquisition took place at the beginning of the period presented.

The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition taken place at the beginning of the period presented. The unaudited pro forma combined statements of operations combine the historical results of the Company and the historical results of the acquired entity for the periods described above.

Year ended December 31,
2006
Revenues	$22,156,425
Income before extraordinary items and the cumulative effect of accounting changes	$3,860,134
Net income	$3,860,134
Earnings per share	N/A

Note: The currency exchange rate is based on the average exchange rate of the related period.

14.            SUBSEQUENT EVENT

On May 23, 2008, we amended the Company’s Articles of Incorporation and changed its name to SkyPeople Fruit Juice, Inc. to better reflect our business. The 1-for-328.72898 reverse stock split of the outstanding shares of Common Stock and a mandatory 1-for-22.006 conversion of Series A Preferred Stock, which had been approved by written consent of the holders of a majority of the outstanding voting stock, were also effective on May 23, 2008.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Although we will not receive any of the proceeds from the sale of the shares being registered in this registration statement, we have agreed to bear the costs and expenses of the registration of those shares. Our expenses in connection with the issuance and distribution of the securities being registered, other than the underwriting discount, are as follows:

SEC Registration Fee	$827.00
Professional Fees and Expenses	$225,000.00	*
Printing and Engraving Expenses	$5,000.00	*
Transfer Agent’s Fees	$2,500.00	*
Miscellaneous Expenses	$3,000.00	*
Total	$236,327.00	*

*Estimates

Item 14. Indemnification of Directors and Executive Officers.

The Florida Business Corporation Act provides that a person who is successful on the merits or otherwise in defense of an action because of service as an officer or director of a corporation, is entitled to indemnification of expenses actually and reasonably incurred in such defense. F.S. 607.0850(3)

Such act also provides that the corporation may indemnify an officer or director and advance expenses if such person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to a criminal action, had no reasonable cause to believe his conduct was unlawful. F.S. 607.0850(1)(2).

A court may order indemnification of an officer or director if it determines that such person is fairly and reasonably entitled to such indemnification in view of all the relevant circumstances. F.S.607.0850(9).

Article VIII of our Amended and Restated Articles of Incorporation authorizes us, among other things, to indemnify our officers, directors, employees or agents against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with certain actions, suits or proceedings if they acted in good faith and in a manner in which they reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, have no reasonable cause to believe their conduct was unlawful. Article VII of our By—laws authorizes us to indemnify our officers and directors to the fullest extent authorized or permitted by the Florida Business Corporation Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed hereby in the Securities Act and we will be governed by the final adjudication of such issue.

Item 15. Recent Sales of Unregistered Securities.

Under the Share Exchange Agreement, on February 26, 2008, we issued 1,000,000 shares of our Series A Stock in exchange for all of the outstanding shares of the Common Stock of Pacific. At the completion of that share exchange, Pacific became the Company’s wholly owned subsidiary. The Share Exchange was accomplished in reliance upon Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).

In connection with the Share Exchange, on February 26, 2008, the Company issued 2,833,333 shares of Series B Stock and warrants to purchase 7,000,000 shares of Common Stock (the “Warrants”) to two investors, in exchange for a cash payment in the amount of $3,400,000. The issuance of the Series B Stock was accomplished in reliance upon Section 4(2) of the Securities Act. Under the stock purchase agreement relating to such sale, the Company also deposited 2,000,000 shares of the Series B Stock into an escrow account to be held by an escrow agent as Make Good Shares in the event the Company’s consolidated pre-tax income and pre-tax income per share, on a fully-diluted basis, for the years ended December 31, 2007, 2008 or 2009 are less than certain pre-determined target numbers.

On February 26, 2008, the Company issued to Barron Partners an aggregate of 615,147 shares of Series B Stock in exchange for the cancellation of all principal and accrued interest aggregating approximately $5,055,418 on certain promissory notes of the Company held by Barron. The issuance of the Series B Stock was accomplished in reliance upon Section 4(2) of the Securities Act. All the Company’s outstanding convertible notes were converted into an aggregate of 615,147 shares of Series B Preferred Stock, which will be convertible into an aggregate of 615,147 shares of Common Stock upon effectiveness of the Reverse Split. The 615,147 shares of Common Stock issuable upon conversion of the Series B Preferred Stock which were issued in satisfaction of the convertible notes represents only approximately 2.4% of Common Stock post-reverse stock split. Moreover, the Company is not obligated to register the resale of such 615,147 shares and has not included such shares in the S-1 it has filed.

On February 22, 2008 the Company issued to the persons set forth in the table below the number of shares of Common Stock set forth opposite the name of such person for the consideration set forth opposite the name of the person. All of such shares were issued in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act.

Name	Number of Shares Issued	Consideration for Issuance
Grover Moss	59,060	Cancellation of indebtedness
Joseph I. Emas	37,098	Past services
Walker Street Associates	37,098	Past services
Terence Leong	2,890	Past services
Burr Northrop	31,941	Past services

As part of a settlement with its former Chairman and Chief Executive Officer, Steven Rosenthal, the Company issued to him 913 shares of its Common Stock during December 2007. The issuance of the Common Stock was accomplished in reliance upon Section 4(2) of the Securities Act.

As part of a settlement with our former registered accounting firm, RBSM, the Company issued 138 shares of the Company’s Common Stock during December 2007. The issuance of the Common Stock was accomplished in reliance upon Section 4(2) of the Securities Act.

     During the year ended September 30, 2006, the Company issued 12,853 shares that were previously subscribed. The issuance of the Common Stock was accomplished in reliance upon Section 4(2) of the Securities Act.

As of June 30, 2006, the Company sold units consisting of convertible notes that are convertible into 190,735 shares of Common Stock and warrants that are exercisable for 60,536 shares of Common Stock. Conversion of the convertible notes and exercise of the warrants are limited such that the note holder cannot convert notes or exercise warrants that would result in beneficial ownership by the holder or its affiliates of more than 4.9% of the outstanding Common Stock on the conversion or exercise date.

The offer and sale of such shares of our Common Stock were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and in Section 4(2) of the Securities Act.

During the three months ended March 31, 2006, the Company cancelled 4,563 shares previously issued to a former employee and issued 913 shares to replace the cancelled shares pursuant to an agreement between the Company and the former employee. The Company issued 304 shares for public relations services and recorded compensation expense of $5,000 based on the closing market price of $16.45 on the date of issuance, April 4, 2006. The issuance of the Common Stock was accomplished in reliance upon Section 4(2) of the Securities Act.

During the three months ended December 31, 2005, the Company entered into a settlement agreement with a vendor to satisfy accounts payable totaling $162,935. Terms of the agreement provided for payment in cash of $35,000, and the issuance of 3,042 shares of Common Stock. The Common Stock issued were valued at $90,000, or $29.59 per share, which was the fair market value of the Common Stock on the agreement date. The resulting gain on settlement totaling $37,935 was recorded as other income. The issuance of the Common Stock was accomplished in reliance upon Section 4(2) of the Securities Act.

In December 2005, the Company entered into a settlement agreement with a law firm in which the Company issued 684 shares of Common Stock. The services were performed during the year ended September 30, 2005, legal expense of $36,000 ($52.63 per share) was recorded during the year ended September 30, 2005 based on the fair market value of the Common Stock, and the shares were subscribed for issuance as of September 30, 2005.

During the three months ended September 30, 2005, the Company subscribed 12,168 shares of Common Stock to investors at $8.22 per share for cash, and received proceeds of $100,001. The Company also issued 2,434 shares to a related party to convert $50,000 of notes and $10,000 of interest payable when the fair market value of the stock was $24.65 per share. The Company issued 608 shares as incentive compensation to an employee when the fair market value of the stock was $24.67 and recorded $15,000 as compensation expense. The issuance of the Common Stock was accomplished in reliance upon Section 4(2) of the Securities Act.

During the three months ended June 30, 2005, the Company issued 51 shares of Common Stock to investors in an earlier sale of Common Stock as a goodwill restructuring of the terms of the previous sale. The Company charged the amount of $17 to additional paid-in capital. The issuance of the Common Stock was accomplished in reliance upon Section 4(2) of the Securities Act.

During the three months ended March 31, 2005, the Company issued 4,563 shares of Common Stock to a former officer and director and recorded compensation expense of $90,000. The shares were recorded at their market price of $19.72 per share as of the date of the agreement pertaining to the issuance. The issuance of the Common Stock was accomplished in reliance upon Section 4(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

2.1 Share Exchange Agreement, dated as of February 22, 2008 by and among Pacific Industry Holding Group Co., Ltd. (“Pacific”), Terrence Leong, the Company and the shareholders of Pacific. Incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed with the Commission on February 28, 2008 (the "February 28, 2008 8-K").

3.1 Amended and Restated Articles of Incorporation of the Company. Incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K filed with the Commission on March 3, 2008 (the “March 3, 2008 8-K”).

3.3 Certificate of Designations, Preferences and Rights of the Company’s Series A Convertible Preferred Stock. Incorporated by reference to Exhibit 3.1 to the February 28, 2008 8-K.

3.4 Certificate of Designations, Preferences, Rights and Limitations of the Company’s Series B Convertible Preferred Stock. Incorporated by reference to Exhibit 3.2 to the February 28, 2008 8-K.

3.5 Bylaws of Entech, Inc. Incorporated by reference to Exhibit 3.5 to the March 3, 2008 8-K.

3.6  Articles of Amendment to the Articles of Incorporation of the Company filed with the Department of State of Florida on May 23, 2008.**

4.1 Warrants issued to Barron Partners LP, dated as of February 25, 2008. Incorporated by reference to Exhibit 4.1 to the March  3, 2008 8-K.

4.2 Warrants issued to EOS Holdings LLC, dated as of February 25, 2008. Incorporated by reference to Exhibit 4.2 to the March  3, 2008 8-K.

5.1 Legal Opinion of Guzov Ofsink, LLC re: legality of the Common Stock being registered.*

9.1 Voting Trust Agreement, dated as of February 25, 2008, by and among Fancylight Limited and Hongke Xue. Incorporated by reference to Exhibit 9.1 to the March 3, 2008 8-K.

9.2 Voting Trust and Escrow Agreement, dated as of February 25, 2008, by and among Winsun Limited and Sixiao An. Incorporated by reference to Exhibit 9.2 to the March  3, 2008 8-K.

9.3 Voting Trust and Escrow Agreement, dated as of February 25, 2008, by and among China Tianren Organic Food Holding Company Limited and Lin Bai. Incorporated by reference to Exhibit 9.3 to the March 3, 2008 8-K.

10.1 Series B Convertible Preferred Stock Purchase Agreement by and among the Company, Barron Partners LP and EOS Holdings, LLC, dated as of February 25, 2008. Incorporated by reference to Exhibit 10.1 to the March 3, 2008 8-K.

10.2 Registration Rights Agreement by and among the Company, Barron Partners LP and EOS Holdings, LLC, dated as of February 25, 2008. Incorporated by reference to Exhibit 10.2 to the March 3, 2008 8-K.

10.3 Escrow Agreement by and among Shaanxi Tianren Organic Food Co., Ltd., Barron Partners LP, EOS Holdings, LLC and Tri-state Title & Escrow, LLC, dated as of February 6, 2008. Incorporated by reference to Exhibit 10.3 to the March 3, 2008 8-K.

10.4 Make Good Escrow Agreement by and among the Company, Barron Partners LP, EOS Holdings, LLC and Tri-state Title & Escrow, LLC, dated as of February 25, 2008. Incorporated by reference to Exhibit 10.4 to the March 3, 2008 8-K.

10.5 Call Option Agreement between Hongke Xue and Fancylight Limited, dated as of February 25, 2008. Incorporated by reference to Exhibit 10.5 to the March 3, 2008 8-K.

10.6 Share Transfer Agreement by and among Shaanxi Hede Investment Management Co., Ltd. Niu Hongling, Wang Qifu, Wang Jianping, Zhang Wei, Cui Youming and Yuan Ye, dated as of May 31, 2007. Incorporated by reference to Exhibit 10.6 to the March 3, 2008 8-K.

10.7 Lease Agreement between Shaanxi Tianren Organic Food Co., Ltd. and Shaanxi Hede Investment Management Co. Ltd., dated as of June 2, 2007. Incorporated by reference to Exhibit 10.7 to the March 3, 2008 8-K.

10.8 Loan Agreement between Shaanxi Tianren Organic Food Co., Ltd. and Shaanxi Hede Investment Management Co., Ltd., dated as of June 5, 2007. Incorporated by reference to Exhibit 10.8 to the March 3, 2008 8-K.

10.9 Loan Agreement between Shaanxi Tianren Organic Food Co., Ltd. and Shaanxi Hede Investment Management Co., Ltd., dated as of August 1, 2007. Incorporated by reference to Exhibit 10.9 to the March 3, 2008 8-K.

10.10 Stock Transfer Agreement dated as of May 31, 2008, by and between Shaanxi Tianren Organic Food Co., Ltd. and Shaanxi Hede Investment Management Co., Ltd. Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the Commission on June 5, 2008 (the “June 5, 2008 8-K”).

10.11 Credit Facility Letter dated July 09, 2004 between Huludao Wonder Fruit Co., Ltd. and Industrial-Commercial Urban Credit Cooperative. *

10.12 Credit Facility Letter dated September 25, 2004 between Huludao Wonder Fruit Co., Ltd. and Industrial-Commercial Urban Credit Cooperative. *

10.13 Credit Facility Letter dated April 30, 2006 between Huludao Wonder Fruit Co., Ltd. and Suizhong Branch, Huludao City Commercial Bank. *

10.14 Credit Facility Letter dated August 03, 2006 between Huludao Wonder Fruit Co., Ltd. and Suizhong Branch, Huludao City Commercial Bank. *

10.15 Credit Facility Letter dated September 25, 2006 between Huludao Wonder Fruit Co., Ltd. and Suizhong Branch, Huludao City Commercial Bank. *

10.16 Credit Facility Letter dated August 10, 2007 between Shaanxi Tianren Organic Food Co., Ltd. and Hi-tech Industrial Development Zone, Xi’an branch of China Construction Bank. *

10.17 Credit Facility Letter dated September 24, 2007 between Shaanxi Tianren Organic Food Co., Ltd. and Gaoxin Branch of China Construction Bank. *

10.18 Credit Facility Letter dated September 28, 2007 between Huludao Wonder Fruit Co., Ltd. and Suizhong Branch, Huludao City Commercial Bank. *

10.19 Credit Facility Letter dated April 21, 2008 between Shaanxi Tianren Organic Food Co., Ltd. and Hi-tech Industrial Development Zone, Xi’an branch of China Construction Bank. *

10.20 Credit Facility Letter dated June 18, 2008 between Shaanxi Tianren Organic Food Co., Ltd. and Hi-tech Industrial Development Zone, Xi’an branch of China Construction Bank. *

10.21 Credit Facility Letter dated June 18, 2008 between Shaanxi Tianren Organic Food Co., Ltd. and Hi-tech Industrial Development Zone, Xi’an branch of China Construction Bank .*

10.22 Credit Facility Letter dated June 27, 2008 between Huludao Wonder Fruit Co., Ltd. and Suizhong Branch, Huludao City Commercial Bank .*

10.23 Credit Facility Letter dated June 27, 2008 between Shaanxi Tianren Organic Food Co., Ltd. and Hi-tech Industrial Development Zone, Xi’an branch of China Construction Bank ..*

10.24 Credit Facility Letter dated August 10, 2008 between Huludao Wonder Fruit Co., Ltd. and Suizhong Branch，Huludao City Commercial Bank .*

10.25 Real Estate Lease, dated June 23, 2008 between Zhonghai Trust Co., Ltd. and Shaanxi Tianren Organic Food Co., Ltd. for the premises located at the 16th floor of National Development Bank Tower in Xi’an, China .*

16.1 Letter from Tavarsan Askelson & Company LLP dated March 6, 2008. Incorporated by reference to Exhibit 16.1 to our Current Report on Form 8-K filed with the Commission on March 6, 2008.

21.1 Description of Subsidiaries of the Company. Incorporated by reference to Exhibit 21.1 to the March 3, 2008 8-K.

23.1 Consent of counsel to the use of the opinion annexed at Exhibit 5.1 (contained in the opinion previously filed as Exhibit 5.1)

23.2 Consent of Child, Van Wagoner & Bradshaw, PLLC**

* Previously Filed

** Filed herewith

(b) Financial Statement Schedules

Item 17. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Shaanxi, PRC, on December 5, 2008.

SkyPeople Fruit Juice, Inc.

/s/ Yongke Xue

By: Yongke Xue
Chief Executive Officer and
Director
(principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates indicated.

Name and Title	Date

/s/ Yongke Xue	December 5, 2008

Yongke Xue
Chief Executive Officer and Director
(principal executive officer)

/s/ Spring Liu

Spring Liu
Chief Financial Officer
(principal financial officer and accounting officer)	December 5, 2008

/s/ Xiaoqing Yan

Xaioqing Yan, Director	December 5, 2008

/s/ Guolin Wang

Guolin Wang, Director	December 5, 2008

/s/ Robert B. Fields

Robert B. Fields, Director	December 5, 2008

Norman Ko, Director